07042605

1 of 118 5-82176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a *Form* CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

United Grain Growers Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Saskatchewan Wheat Pool Inc.
(Name of Person(s) Furnishing Form)

Limited Voting Common Shares
Series A Convertible Preferred Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Thomas W. Kirk
Corporate Secretary
Agricore United
CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba R3C 3A7
Phone: (204) 944-5411
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 24, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form:

Exhibit No.	Description
1	Offers to Purchase
2	Letter of Transmittal
3	Letter to Securityholders

Item 2. Informational Legends

A legend complying with Rule 802(b) of the Securities Act of 1933, as amended, is included in the documents filed as Exhibits 1 and 4 to this Form.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

The following document is attached as an exhibit to this Form:

Exhibit No.	Description
4	Press Release, dated January 24, 2007, announcing the extension of the exchange offer.

(2) Documents Incorporated by Reference into the Home Jurisdiction Documents

Not Applicable.

(3) Power of Attorney

Not Applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed with the Securities and Exchange Commission (the "SEC"). Saskatchewan Wheat Pool Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SASKATCHEWAN WHEAT POOL INC.

Date: January 24, 2007

By: /s/ RAY DEAN

Name: Ray Dean
Title: General Counsel and Corporate Secretary

EXHIBIT 1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.

No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offers contained in this document, approved or disapproved of the securities offered pursuant to such Offers or the accuracy or adequacy of the information contained in this document and it is an offence to claim otherwise.

***Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents of the Offeror incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Offeror at Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 or by telephone at (306) 569-4525 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the Offeror at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Saskatchewan Wheat Pool Inc.

OFFERS TO PURCHASE

all of the outstanding limited voting common shares

and

all of the outstanding Series A convertible preferred shares

and

all of the outstanding 9% convertible unsecured subordinated debentures due November 30, 2007

of

UNITED GRAIN GROWERS LIMITED,

carrying on business as

AGRICORE UNITED

on the basis of

1.35 common shares of Saskatchewan Wheat Pool Inc. per limited voting common share

and

Cdn. $24.00 in cash per Series A convertible preferred share, plus any accrued and unpaid dividends to the date the Series A convertible preferred shares are taken up under the Preferred Share Offer

and

18 common shares of Saskatchewan Wheat Pool Inc. per Cdn. $100.00 principal amount of the 9% convertible unsecured subordinated debentures, plus 0.18 common shares of Saskatchewan Wheat Pool Inc. per Cdn. $1.00 of accrued and unpaid interest to the date the 9% convertible unsecured subordinated debentures are taken up under the Debenture Offer

The offers (the "**Offers**") by Saskatchewan Wheat Pool Inc. ("**SWP**" or the "**Offeror**") to purchase all of the issued and outstanding limited voting common shares (the "**AU Common Shares**") and Series A convertible preferred shares (the "**AU Series A Preferred Shares**" and, together with the AU Common Shares, the "**AU Shares**"), including AU Shares that may become outstanding on the exercise of options, warrants or other conversion or exchange rights, and all of the 9% convertible unsecured subordinated debentures (the "**Convertible Debentures**") of United Grain Growers Limited, carrying on business as Agricore United ("**Agricore**"), are open for acceptance until 5:00 p.m. (Toronto time) on January 24, 2007 (the "**Expiry Time**"), unless extended or withdrawn by the Offeror.

The AU Common Shares, the AU Series A Preferred Shares and the Convertible Debentures are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbols "AU", "AU.PR.A" and "AU.DB", respectively. The common shares of the Offeror (the "**SWP Shares**") are listed and posted for trading on the TSX under the symbol "SWP". The closing price of the SWP Shares on November 7, 2006, the last trading day prior to the announcement of the Offeror's intention to make the Offers, was Cdn. $6.91. The Offers represent a premium of approximately 13% to the closing price of the AU Common Shares on November 7, 2006, which was Cdn. $8.24, a premium of approximately 45% to the last trading price of the AU Series A Preferred Shares on November 3, 2006, which was Cdn. $16.50, and a premium of approximately 5% to the last trading price of the Convertible Debentures on October 26, 2006, which was Cdn. $119.00. The Offers also represent a premium of approximately 15%, 51% and 12% respectively over the volume-weighted average trading prices of the AU Common Shares, the AU Series A Preferred Shares and the Convertible Debentures on the TSX for the 20 trading days prior to the announcement of the Offeror's intention to make the Offers.

The Offers are subject to the conditions set forth in Section 5 of the Offers, "Conditions of the Offers", including, among other things: (i) there being validly deposited under the Common Share Offer and not withdrawn at the Expiry Time at least that number of AU Common Shares that represents 75% of the outstanding AU Common Shares on a fully diluted basis; (ii) there being validly deposited under the Preferred Share Offer and not withdrawn at the Expiry Time at least that number of AU Series A Preferred Shares that represents 75% of the outstanding AU Series A Preferred Shares; (iii) there being validly deposited under the Debenture Offer and not withdrawn at the Expiry Time at least that number of Convertible Debentures that represents 75% of the outstanding aggregate principal amount of Convertible Debentures; (iv) Agricore having called a meeting of its common shareholders and the record date and the meeting date for such meeting being those requested by, or otherwise agreed to by, the Offeror; (v) the Offeror having obtained assurances to its satisfaction that if the shareholders' resolution authorizing the continuance of Agricore under the CBCA is passed, Agricore's board of directors will take the steps necessary to promptly implement it and take such other actions as are necessary or desirable to facilitate the continuance; (vi) the receipt of all necessary regulatory approvals, including under the *Competition Act* (Canada); and (vii) that the Offeror shall have determined in its sole judgment that there shall not have occurred any change (or any condition, event, circumstance or development that would reasonably be expected to give rise to a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows, rights, or privileges, whether contractual or otherwise, or liabilities of Agricore or its entities which is or may be adverse to Agricore or any of its entities or to the value of the AU Shares or Convertible Debentures to the Offeror.

Subject to the terms and conditions of the Offers, the Offeror will take up and pay for the AU Shares and the Convertible Debentures deposited under the Offers as soon as practicable after the Expiry Time.

The Offers are made only for the AU Shares and Convertible Debentures and are not made for any options, warrants or other conversion or exchange rights to acquire AU Shares or Convertible Debentures. Any holder of options, warrants or other conversion or exchange rights to acquire AU Shares or Convertible Debentures who wishes to participate in the Offers must exercise the options, warrants or other rights to obtain certificates representing AU Shares or Convertible Debentures, as the case may be, and deposit those AU Shares in accordance with the Offers. See Section 1 of the Offers, "The Offers".

Shareholders who wish to accept a Share Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper for AU Common Shares and on green paper for AU Series A Preferred Shares), or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their AU Shares, in accordance with the rules and instructions in the relevant Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and on pink paper for AU Series A Preferred Shares). Persons whose AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept a Share Offer.

The Convertible Debentures were issued in a "book-entry only" system. Therefore, if you wish to tender all or a portion of your Convertible Debentures under the Debenture Offer you must direct your investment dealer, stockbroker, bank, trust company or other nominee to accept the Debenture Offer in the manner required by your nominee. See Section 3 of the Offers, "Manner of Acceptance — Book Entry Transfer".

The Offeror has retained Genuity Capital Markets to serve as dealer manager (the "**Dealer Manager**") for the Offers in Canada. The Dealer Manager may form a soliciting dealer group comprised of members of The Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offers. In that event, the Offeror will pay typical soliciting dealer fees in connection with the tender of Securities. Depositing Shareholders will not be obligated to pay any fee or commission if they accept a Share Offer by using the services of the Dealer Manager or transmitting their AU Shares directly to Computershare Investor Services Inc. ("**Computershare**" or the "**Depositary**").

The SWP Shares offered pursuant to the Common Share Offer and the Debenture Offer involve certain risks. For a discussion of risk factors you should consider in evaluating such Offers, see "Risk Factors" in Annex A hereto.

Questions and requests for assistance may be directed to the Dealer Manager, the Depositary or Kingsdale Shareholder Services Inc. (the "**Information Agent**") at their respective addresses and telephone numbers set forth at the end of this document. Additional copies of this document, the Letters of Transmittal and the Notices of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary at its offices shown on the last page of this document.

The TSX has conditionally approved the listing of the SWP Shares to be issued to Securityholders in connection with the Offers. Listing will be subject to the Offeror fulfilling all of the TSX listing requirements.

No person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

The Offers and this document do not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from, or on behalf of, Securityholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offers to Securityholders in any such jurisdiction.

The Dealer Manager for the Offers is:

Genuity Capital Markets

November 24, 2006

The Information Agent for the Offers is:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2

Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

This transaction and these securities have not been approved or disapproved by any United States federal or state securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offers and the Circular. Any representation to the contrary is unlawful.

The Offers are made for the securities of a foreign issuer and while the Offers are subject to applicable disclosure requirements in Canada, Securityholders should be aware that such requirements are different from those in the United States. Financial information included or incorporated by reference herein has been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of U.S. companies.

The SWP Shares issuable pursuant to the Common Share Offer and the Debenture Offer have not been and will not be registered or otherwise qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which such offer is made. The SWP Shares offered pursuant to the Common Share Offer and Debenture Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No SWP Shares issuable pursuant to the Common Share Offer and the Debenture Offer will be delivered in a foreign jurisdiction or to or for the account or for the benefit of any person who is or who appears to the Offeror, the Depositary or CDS to be a resident of any foreign jurisdiction unless it is established to the satisfaction of the Offeror, whose determination shall be final and binding, that the SWP Shares may be offered in such jurisdiction without further action by the Offeror either in reliance upon such exemption or on a basis otherwise acceptable to the Offeror in its sole discretion, and without subjecting the Offeror to any registration, reporting or similar requirements.

Holders of AU Common Shares and/or Convertible Debentures who are residents of the United States who would otherwise receive SWP Shares in exchange for their AU Common Shares and/or Convertible Debentures, may, at the sole discretion of the Offeror, have such SWP Shares issued on their behalf to a selling agent, which shall, as agent for such holder of AU Common Shares and/or Convertible Debentures, sell such SWP Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such holders.

All SWP Shares which the selling agent is required to sell will be pooled and sold as soon as practicable in transactions effected on the TSX. Thereafter, the Depositary will forward to each person whose SWP Shares have been sold, a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all SWP Shares so sold by the selling agent (net of all applicable commissions in respect of such sales and any applicable withholding taxes). In effecting the sale of any SWP Shares, the selling agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Depositary nor the selling agent will be liable for any loss arising out of any sale of such SWP Shares relating to the manner or timing of such sales, the prices at which SWP Shares are sold or otherwise. The sale price of SWP Shares sold on behalf of such persons will fluctuate with the market price of the SWP Shares and no assurance can be given that any particular price will be received upon any such sale. Securityholders who are resident in the United States and who desire certainty with respect to the price to be received for their Securities, may wish to consult their advisors regarding a sale of their Securities in the open market, through the TSX or otherwise, rather than tendering them pursuant to an Offer.

The enforcement by Securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is governed by the laws of Canada, that the majority of its officers and directors are non-residents of the United States, that the Dealer Manager, the Depository, the Information Agent and some of the experts named in the Circular are non-residents of the United States, and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States. The enforcement by Securityholders of civil liabilities under United States securities laws may also be affected adversely by the fact that the majority of Agricore's officers and directors are non-residents of the United States and that a substantial portion of the assets of Agricore and said persons may be located outside the United States. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.

This document does not address any United States federal income tax consequences of the Offers to Securityholders in the United States. Securityholders in the United States should be aware that the disposition of

AU Shares and Convertible Debentures may have tax consequences both in the United States and in Canada, which may not be described, or fully described, herein. Accordingly, Securityholders in the United States should consult their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

INFORMATION CONCERNING AGRICORE

As of the date of the Offers and Circular, Agricore has refused to meet with the Offeror to discuss a combination of Agricore and the Offeror. The Offeror has not had access to the non-public books and records of Agricore and the Offeror is not in a position to independently assess or verify the information in Agricore's publicly filed documents, including its financials statements.

As a result, all historical information regarding Agricore contained herein, including all Agricore financial information and all pro forma financial information reflecting the pro forma effects of a combination of Agricore and the Offeror derived in part from Agricore's financial information, has been derived by necessity from Agricore's public reports and securities filings. See "Risk Factors — SWP has been unable to independently verify the reliability of the Agricore information in the Offers and accompanying Circular" in Annex A hereto.

NON-GAAP FINANCIAL MEASURES

References in this Circular to "EBITDA" are to earnings before interest and securitization expenses, expenses associated with the redemption of the Senior Subordinated Notes (as defined herein), corporate taxes, amortization and discontinued operations. References to "Adjusted EBITDA" are to EBITDA adjusted for certain items that management believes will be non-recurring in future periods and for certain items that occurred subsequent to July 31, 2006. References in this Circular to "EBIT" are to earnings before interest and securitization expenses, expenses associated with the redemption of the Senior Subordinated Notes, corporate taxes, and discontinued operations. References to "Adjusted EBIT" are EBIT adjusted for certain items that management believes will be non-recurring in future periods and for certain items that occurred subsequent to July 31, 2006.

EBITDA, Adjusted EBITDA, EBIT, and Adjusted EBIT are not earnings measures recognized by Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Adjusted EBITDA, EBIT and Adjusted EBIT may not be comparable to similar measures presented by other issuers. Investors are cautioned that these measures should not be construed as an alternative to net earnings or loss determined in accordance with GAAP as indicators of performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. The Offeror uses EBITDA, Adjusted EBITDA, EBIT and Adjusted EBIT as measures of operating performance.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in the Offers and accompanying Circular under "Background to the Offers", "Purpose of the Offers and the Offeror's Plans for Agricore," and "Acquisition of Securities Not Deposited Under the Offers", in addition to certain statements contained elsewhere in the Offers and Circular, including some of the information incorporated by reference, are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "except", "intend", "estimate", "plan", "anticipate", "expect", "believe", or "continue" or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the Offeror's expectations include, among other things, general business and economic conditions and competition within the North American agricultural industry generally. Additional factors that could cause actual results to differ materially from expectations include, but are not limited to, those factors discussed under the heading "Risk Factors" in Annex A hereto, including: any labour disruptions; dependence on key personnel; funding requirements; foreign exchange risk and counterparty risks in connection with foreign exchange and commodity hedging programs; credit risk in respect of customers of the Offeror; continued availability of credit facilities; environmental risks and unanticipated expenditures relating to environmental or other matters; weather conditions; crop production and crop quality in western Canada; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; competitive developments in connection with the Offeror's grain handling, agri-products, agri-food processing, and other operations; changes in the grain handling and agri-products competitive environments, including pricing pressures; international trade matters, and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; world agricultural commodity prices and markets; and changes in government policy and transportation deregulation.

The following factors which, among others, relate to the business combination of the Offeror and Agricore and could cause actual results to differ materially from the forward-looking statements include, but are not limited to: the market and listing for Securities; the Offeror's inability to independently verify the accuracy of Agricore's publicly disclosed information; change of control provisions in Agricore's agreements; regulatory approvals required in connection with the Offers; issues relating to the integration of the Offeror and Agricore; financial leverage; disease and other livestock industry risks; and acceptance of genetically modified foods.

All forward-looking statements should, therefore, be construed in light of such factors. The Offeror cautions that the list of factors is not exhaustive.

Although the Offeror believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. In addition to other assumptions identified herein, assumptions have been made regarding, among other things: western Canadian crop production and quality in 2006 and subsequent crop years; the volume and quality of grain held on farm by producer customers; movement and sales of board grains by the Canadian Wheat Board; demand for and supply of non-Canadian Wheat Board grains; the ability to maintain existing customer contracts and relationships; agricultural commodity prices; general financial conditions for western Canadian agricultural producers; demand for seed grain, fertilizer, chemicals and other agri-products by the Offeror's customers; market share of grain deliveries and agri-product sales that will be achieved by the Offeror; extent of customer defaults in connection with credit provided by the Offeror or Farm Credit Canada in connection with agri-product purchases; demand for oat and malt barley products and the market share of sales of these products that will be achieved by the Offeror's subsidiaries; the impact of competition; environmental and reclamation costs; the ability to obtain and maintain existing financing on acceptable terms; and currency, exchange and interest rates.

The Offeror is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offers and Circular. You should read the Offers and Circular in their entirety. Certain capitalized and other terms used in this summary are defined in the Glossary.

The information concerning Agricore contained in the Offers and Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available at the time of the Offers. Neither the Offeror, nor any person acting jointly or in concert with the Offeror, nor any of the directors or officers of the Offeror or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by Agricore to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such persons. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Agricore's publicly available information or whether there has been any failure by Agricore to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

The Offers

The Common Share Offer is made by the Offeror to purchase, on and subject to the terms and conditions set forth in the Common Share Offer, Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on grey paper), all of the outstanding AU Common Shares, including AU Common Shares that may become outstanding on the exercise of options, warrants or other conversion or exchange rights, on the basis of 1.35 SWP Shares for each AU Common Share.

The closing price of the AU Common Shares on the TSX on November 7, 2006, the last trading day prior to the announcement of the Offeror's intention to make the Common Share Offer, was $8.24. The closing price of the SWP Shares on the TSX on November 7, 2006, was $6.91. Based on the November 7, 2006 closing prices, at the time of the announcement, the Common Share Offer represented a premium of approximately 13% over the closing price of the AU Common Shares. The Common Share Offer also represents a premium of approximately 15% over the volume-weighted average trading price of the AU Common Shares on the TSX for the 20 trading days prior to the announcement of the Offeror's intention to make the Common Share Offer.

The Preferred Share Offer is made by the Offeror to purchase, on and subject to the terms and conditions set forth in the Preferred Share Offer, Circular, Letter of Transmittal (printed on green paper) and Notice of Guaranteed Delivery (printed on pink paper), all of the outstanding AU Series A Preferred Shares, including AU Series A Preferred Shares that may become outstanding on the exercise of options, warrants or other conversion or exchange rights, on the basis of $24.00 in cash for each AU Series A Preferred Share, plus any accrued and unpaid dividends to the date the AU Series A Preferred Shares are taken up under the Preferred Share Offer.

The closing price of the AU Series A Preferred Shares on the TSX on November 3, 2006, the last trading price prior to the announcement of the Offeror's intention to make the Preferred Share Offer was $16.50. Based on the November 3, 2006 closing price for the AU Series A Preferred Shares, the Preferred Share Offer represented a premium of approximately 45% over the closing price of the AU Series A Preferred Shares. The Preferred Share Offer also represents a premium of approximately 51% over the volume-weighted average trading price of the AU Series A Preferred Shares on the TSX for the 20 trading days prior to the announcement of the Offeror's intention to make the Preferred Share Offer.

The Debenture Offer is made by the Offeror to purchase, on and subject to the terms and conditions set forth in the Debenture Offer, Circular and Letter of Transmittal (printed on yellow paper), all of the outstanding Convertible Debentures on the basis of 18 SWP Shares per $100.00 principal amount of Convertible Debentures, plus 0.18 SWP Shares per $1.00 of accrued and unpaid interest to the date such Convertible Debentures are taken up under the Debenture Offer.

The closing price of the Convertible Debentures on the TSX on October 26, 2006, the last trading price prior to the announcement of the Offeror's intention to make the Debenture Offer, was $119.00 per $100.00 principal amount of Convertible Debentures. Based on the last trading price for the Convertible Debentures on October 26, 2006 and the November 7, 2006 closing price for the SWP Shares, the Debenture Offer represented a premium of approximately 5% over the last trading price of the Convertible Debentures. The Debenture Offer also represents a premium of approximately 12% over the volume-weighted average trading price of the Convertible Debentures on the TSX for the 20 trading days prior to the announcement of the Offeror's intention to make the Debenture Offer.

The TSX has conditionally approved the listing of the SWP Shares to be issued to Securityholders in connection with the Offers. Listing will be subject to the Offeror fulfilling all TSX listing requirements.

Fractional SWP Shares will not be issued. Instead of receiving any fractional SWP Shares, Securityholders shall receive a cash payment in Canadian dollars equal to such fraction multiplied by the closing trading price on the TSX for the SWP Shares on the second last trading day prior to the date on which the Offeror first pays for Securities deposited under the Offers.

See Section 1 of the Offers, "The Offers".

The Offeror

The Offeror was formerly constituted by a special act of the Saskatchewan legislature and is now a corporation continued under and governed by the CBCA. The registered office of the Offeror is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9. The Offeror is an integrated and diversified company that is engaged in three distinct but interrelated agri-businesses: (i) grain handling and marketing; (ii) agri-products; and (iii) agri-food processing. It is the largest handler and marketer of grain in Saskatchewan and is one of western Canada's largest marketers of agri-products. Anchored by a Prairie-wide network, the Offeror connects Prairie producers to end-use markets in North America and around the world. The SWP Shares are listed and posted for trading on the TSX under the symbol "SWP". See Section 1 of the Circular, "The Offeror".

Agricore

Agricore is one of Canada's leading agri-businesses, and is the result of the combination of the businesses of United Grain Growers Limited and Agricore Cooperative Ltd. pursuant to a plan of arrangement completed on November 1, 2001. Agricore's operations include sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore was continued under the *United Grain Growers Act,* a special act of the Parliament of Canada in 1992 (the "**United Grain Growers Act**"). Agricore's registered and head office is located at 201 Portage Avenue, 28th Floor, CanWest Global Place, Winnipeg, Manitoba R3C 3A7. The AU Common Shares, AU Series A Preferred Shares and the Convertible Debentures are listed and posted for trading on the TSX under the symbols "AU", "AU.PR.A" and "AU.DB" respectively. See Section 2 of the Circular, "Agricore".

Purpose of the Offers and Plans for Agricore

The purpose of the Offers is to enable the Offeror to acquire all of the AU Shares and the Convertible Debentures. If the conditions to the Offers are satisfied or waived by the Offeror and the Offeror takes up and pays for the Securities that are deposited, the Offeror currently expects to expeditiously proceed to a meeting of the Common Shareholders, where the Offeror will seek to pass a resolution authorizing the continuance of Agricore under the CBCA, which is expressly permitted under the United Grain Growers Act and does not require any parliamentary approval. The Offeror also plans to pass a resolution at that meeting that would, immediately following such continuance, replace the board of directors of Agricore with the directors specified under Section 4 of the Offers, "Requisition of Shareholders Meetings". Once these steps have been completed, the Offeror currently expects to expeditiously proceed to acquire all the remaining outstanding Securities by way of a Subsequent Acquisition Transaction. However, the Offeror reserves the right not to propose a Subsequent Acquisition Transaction or to propose such a transaction on terms not described in this Circular.

If the Offers are successful, the Offeror intends to complete a detailed review of Agricore and its subsidiaries and their respective assets, operations, properties, structures, capitalization, policies, management and personnel with a view to, where appropriate, integrating the businesses carried on by the Offeror and those carried on by Agricore and seeking to maximize potential synergies, which the Offeror estimates, based on publicly available information, to be approximately $60 million per annum. As indicated above, the Offeror expects that it would take the steps necessary to amalgamate the Offeror and Agricore or to otherwise merge their operations.

As discussed in Section 16 of the Circular, "Regulatory Matters", the Common Share Offer is a Notifiable Transaction and is currently being reviewed by the Commissioner to assess its likely impact under the merger provisions of the Competition Act. If, upon completion of her review, the Commissioner determines that the acquisition of the Securities of Agricore would be likely to prevent or lessen competition substantially, the Commissioner may decide to apply to the Tribunal for an order prohibiting the completion of the transaction on an interim or permanent basis or, with the consent of Offeror, requiring the Offeror to take any other action. Such action may include the sale or other disposition of assets of Agricore or the Offeror. Any decision by the Offeror to sell or otherwise dispose of assets of Agricore or the Offeror in order to address any issues raised by the Commissioner will depend upon the outcome of the Commissioner's review.

See Section 4 of the Circular, "Purpose of the Offers and the Offeror's Plans for Agricore".

Time for Acceptance

The Offers are open for acceptance for the period commencing on the date hereof and ending at 5:00 p.m. (Toronto time) on January 24, 2007, or such later time or times and date or dates to which the Offers may be extended from time to time by the Offeror, in accordance with Section 6 of the Offers, "Extension, Variation or Change of the Offers", unless withdrawn by the Offeror.

Manner of Acceptance

Shareholders who wish to accept a Share Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper for AU Common Shares and on green paper for AU Series A Preferred Shares), or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their AU Shares, at or prior to the Expiry Time, at any one of the offices of the Depositary specified in the Letters of Transmittal. Detailed rules and instructions are contained in the Letters of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and on pink paper for AU Series A Preferred Shares). Persons whose AU Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept a Share Offer.

If you wish to tender only a portion of your AU Shares, you may do so by indicating in your Letter of Transmittal the number of AU Shares that you wish to tender under a Share Offer.

The Convertible Debentures were issued by Agricore in a "book-entry only" system and all of the Convertible Debentures are currently registered in the name of and held by or on behalf of CDS Clearing and Depositary Services Inc. ("**CDS**") as custodian for the participants of CDS (the "**CDS Participants**"). Beneficial interests in the Convertible Debentures, constituting ownership of the Convertible Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners as direct and indirect CDS Participants, rather than by definitive certificates. **In order to tender Convertible Debentures, you must direct your investment dealer, stockbroker, bank, trust company or other nominee to accept the Debenture Offer in the manner required by your nominee.** Because CDS must deliver a Letter of Transmittal to the Depositary (printed on yellow paper) at its address set forth on the back cover of this Offer and Circular, you, as a beneficial Debentureholder, must communicate your instructions to your CDS Participant well in advance of the Expiry Date. Your CDS Participant will submit the position for tender to CDS by CDS' "cut-off time" of 1:00 p.m. (Toronto time) on the Expiry Date. **CDS will then tally all positions it receives from CDS Participants and will submit a Letter of Transmittal to the Depositary as soon as practically possible, but in any event not later than 5:00 p.m. (Toronto time) on the Expiry Date. CDS will be issuing instructions to CDS Participants as to the method of tendering Convertible Debentures under the Debenture Offer. If you wish to tender your Convertible Debentures under the Debenture Offer you should contact the CDS Participant through which you hold your Convertible Debentures in order to take the necessary steps to be able to tender your Convertible Debentures.**

If you wish to tender only a portion of the Convertible Debentures beneficially owned by you, you may do so by indicating in your instructions to your CDS Participant the principal amount of Convertible Debentures that you wish to tender under the Debenture Offer.

Requisition of Shareholders Meetings

Unless a Common Shareholder elects to the contrary on the Letter of Transmittal (printed on blue paper) by checking the appropriate box on page 4 thereof, such Common Shareholder's acceptance of the Common Share Offer evidenced by the execution and submission of a Letter of Transmittal to the Depositary will also

constitute such Common Shareholder's requisition(s) under Agricore's governing laws for the directors of Agricore to call a meeting or meetings of Common Shareholders for the purposes of placing before such Common Shareholders resolutions to:

(a) authorize the directors of Agricore to apply for the continuance of Agricore as a corporation under the CBCA, having the same authorized share capital as at the date of continuance, and having a board of directors composed of 15 directors (each of whom can be removed and elected by the Common Shareholders, and not by Agricore's members);

(b) upon the continuance of Agricore under the CBCA, remove all of Agricore's then current directors from office; and

(c) upon the continuance of Agricore under the CBCA, elect the following individuals as directors of Agricore: Ryan Anderson, Terry Baker, Thomas Birks, Vic Bruce, Thomas Chambers, Wayne Cheeseman, Raymond Dean, Doug Weinbender, Dallas Howe, Rick Jensen, Douglas Kitchen, Francis Malecha, Harold Milavsky, Herb Pinder, Jr. and Mayo Schmidt, all of whom are directors and/or officers of the Offeror (subject to any requirements pursuant to existing contractual arrangements)

and the approval, direction and consent to the Offeror and to the Depositary to deliver such requisition(s) and all necessary documents on the Common Shareholder's behalf to Agricore and its directors and to take such steps as are necessary to cause such shareholders meeting(s) to be conducted. Following the successful completion of the Offers and any Subsequent Acquisition Transaction, the Offeror's current intention is to invite certain as yet unidentified members of the current Agricore board of directors to serve on the new Agricore board in order to bring their skills and experience to the new Agricore board and to assist in the integration of Agricore and the Offeror. See Section 4 of the Offers, "Requisition of Shareholders Meetings."

If sufficient AU Common Shares are tendered to the Common Share Offer, it is the Offeror's current intention to take up and pay for any deposited AU Common Shares prior to such requisitioned meeting and to vote such AU Common Shares at such meeting. Accordingly, the Offeror is not hereby soliciting any proxies.

The requisition is effective immediately upon delivery of the Letter of Transmittal, and may be delivered at any time to Agricore and its directors, whether prior to or after the time when the Offeror takes up and pays for any Securities, even though you may have certain rights to withdraw any Securities deposited in acceptance of the Offers, as described in Section 8 of the Offers, "Withdrawal of Deposited Securities".

Conditions of the Offers

The Offeror reserves the right to withdraw or terminate any or all of the Offers and not take up and pay for any Securities deposited under any of the Offers, or extend the period of time during which any of the Offers are open for acceptance and delay taking up and paying for any Common Shares, AU Series A Preferred Shares and/or Convertible Debentures deposited under any of the Offers, unless all of the conditions described in Section 5 of the Offers, "Conditions of the Offers" are satisfied or waived by the Offeror on or prior to the Expiry Time. These conditions include, among others: (i) there being validly deposited under the Common Share Offer and not withdrawn at the Expiry Time at least that number of AU Common Shares that represents 75% of the outstanding AU Common Shares on a fully diluted basis; (ii) there being validly deposited under the Preferred Share Offer and not withdrawn at the Expiry Time at least that number of AU Series A Preferred Shares that represents 75% of the outstanding AU Series A Preferred Shares (iii) there being validly deposited under the Debenture Offer and not withdrawn at the Expiry Time at least that number of Convertible Debentures that represents 75% of the outstanding aggregate principal amount of Convertible Debentures; (iv) Agricore having called a meeting of its Common Shareholders and the record date and the meeting date for such meeting being those requested by, or otherwise agreed to by, the Offeror; (v) the Offeror having obtained assurances to its satisfaction that if the shareholders' resolution authorizing the continuance of Agricore under the CBCA is passed, Agricore's board of directors will take the steps necessary to promptly implement it and take such other actions as are necessary or desirable to facilitate the continuance; (vi) the receipt of all necessary regulatory approvals, including under the *Competition Act* (Canada); and (vii) that the Offeror shall have determined in its sole judgment that there shall not have occurred any change (or any condition, event, circumstance or development that would reasonably be expected to give rise to a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows, rights, or privileges, whether contractual or otherwise, or liabilities of Agricore or its entities which is or may be adverse to Agricore or any of its entities or to the value of the AU Shares or Convertible Debentures to the Offeror.

Subject to the terms and conditions of the Offers, the Offeror will take up and pay for the Securities deposited under the Offers as soon as practicable after the Expiry Time.

Payment for Deposited Securities

If, in respect of an Offer, all of the conditions referred to in Section 5 of the Offers, "Conditions of the Offers" are satisfied or waived at the Expiry Time, the Offeror will become obligated to take up Securities, validly deposited under such Offer and not withdrawn, not later than 10 days after the Expiry Time of such Offer, and will pay for the Securities taken up as soon as possible but in any event not later than three Business Days after taking up the Securities. In accordance with applicable law, the Offeror will take up and pay for Securities deposited under an Offer after the date on which it first takes up Securities deposited under an Offer within 10 days of such deposit. See Section 7 of the Offers, "Payment for Deposited Securities".

Withdrawal of Deposited Securities

Except as otherwise provided in Section 8 of the Offers, "Withdrawal of Deposited Securities", all deposits of Securities pursuant to the Offers are irrevocable.

Acquisition of Securities Not Deposited Under the Offers

If sufficient AU Common Shares are tendered to the Common Share Offer, the Offeror currently intends to continue Agricore under the CBCA and to consider various means of acquiring, directly or indirectly, all of the AU Common Shares in accordance with applicable law, including, by way of example, a Subsequent Acquisition Transaction. To effect a Subsequent Acquisition Transaction, the Offeror may seek to cause one or more special meetings of Common Shareholders to be called to consider such a transaction. The details of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the holders of AU Common Shares, would necessarily be subject to a number of considerations, including the number of AU Common Shares acquired pursuant to the Common Share Offer. The Offeror's current intention is that the consideration to be paid to holders of AU Common Shares pursuant to any Subsequent Acquisition Transaction will be equal in amount to and in the same form as that payable under the Common Share Offer.

It is the Offeror's current intention to take up and pay for AU Series A Preferred Shares tendered to the Preferred Share Offer only if it takes up and pays for AU Common Shares under the Common Share Offer. In that event, after taking up and paying for the AU Series A Preferred Shares tendered to the Preferred Share Offer: (i) if less than 75% of the AU Series A Preferred Shares have been tendered and the Offeror has decided to exercise its discretion to waive the minimum tender condition for the AU Series A Preferred Shares, the Offeror may cause Agricore to redeem all of the AU Series A Preferred Shares not tendered to the Preferred Share Offer pursuant to the terms of Agricore's by-laws; or (ii) if more than 75% of the AU Series A Preferred Shares have been tendered, the Offeror may cause Agricore to redeem all of the AU Series A Preferred Shares not tendered to the Preferred Share Offer pursuant to the terms of Agricore's by-laws or may pursue other means of acquiring, directly or indirectly, all of the AU Series A Preferred Shares in accordance with applicable law, including, by way of example, a Subsequent Acquisition Transaction as described above. The Offeror's current intention is, if less than 75% of the AU Series A Preferred Shares have been tendered and the Offeror has decided to exercise its discretion to waive the minimum tender condition for the AU Series A Preferred Shares, to cause the remaining AU Series A Preferred Shares to be redeemed by Agricore and, if more than 75% of the AU Series A Preferred Shares have been tendered, to pursue a Subsequent Acquisition Transaction. The Offeror's current intention is that the consideration to be paid to holders of AU Series A Preferred Shares pursuant to any Subsequent Acquisition Transaction will be equal in amount to and in the same form as that payable under the Preferred Share Offer.

It is the Offeror's current intention to take up and pay for Convertible Debentures tendered to the Debenture Offer only if it takes up and pays for AU Common Shares under the Common Share Offer. In that event, the Offeror's current intention is to take up and pay for the Convertible Debentures tendered to the Debenture Offer and to cause Agricore either to redeem all of the Convertible Debentures that were not tendered to the Debenture Offer in accordance with the terms of the Trust Indenture or, if more than 90% of the aggregate principal amount of Convertible Debentures have been tendered, to acquire the remaining Convertible Debentures pursuant to a compulsory acquisition (if such right is available) in accordance with the terms of the Trust Indenture, unless the Offeror elects not to pursue such a right.

See Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers".

Regulatory Matters

The acquisition of the Securities by the Offeror under the Offers is subject to the receipt of all necessary regulatory approvals, including under the Competition Act. See Section 16 of the Circular, "Regulatory Matters".

Canadian Federal Income Tax Considerations

A Common Shareholder resident in Canada who holds AU Common Shares as capital property and who exchanges those AU Common Shares pursuant to the Common Share Offer will generally not realize a capital gain or capital loss under the Tax Act unless the Common Shareholder elects to recognize a capital gain or capital loss.

A Preferred Shareholder resident in Canada who holds AU Series A Preferred Shares as capital property and who disposes of those AU Series A Preferred Shares pursuant to the Preferred Share Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Preferred Shareholder of those AU Series A Preferred Shares.

A Debentureholder resident in Canada who holds Convertible Debentures as capital property and who disposes of those Convertible Debentures pursuant to the Debenture Offer may also realize a capital gain (or capital loss) to the extent that proceeds of disposition of their Convertible Debentures (exclusive of any accrued interest) exceeds (or is less than) the aggregate adjusted cost base to the Debentureholder of those Convertible Debentures, net of any reasonable costs of disposition. Debentureholders will be required to include in their income the greater of the amount of the interest accrued on the Convertible Debentures to the date of disposition and the fair market of the SWP Shares received as payment of such interest.

The tax treatment of a Second Stage Transaction will depend on the exact nature of the transaction to be carried out. The tax consequences to a Securityholder of a Second Stage Transaction may differ from the tax consequences to such Securityholder of accepting the Common Share Offer, Preferred Share Offer or Debenture Offer, as the case may be.

Generally, Securityholders who are non-residents of Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Securities to the Offeror under the Offers unless those Securities constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Securityholders and the gain is not otherwise exempt from tax under the Tax Act or pursuant to an exemption contained in an applicable income tax convention.

The foregoing is a brief summary of the principal Canadian federal income tax consequences only. Securityholders are urged to read Section 18 of the Circular, "Canadian Federal Income Tax Considerations", and consult their own tax advisors to determine the particular tax consequences to them of accepting the Offers or a disposition of Securities pursuant to a Second Stage Transaction.

Depositary

Computershare Investor Services Inc. is acting as depositary under the Offers. The Depositary will receive deposits of certificates representing Securities and accompanying Letters of Transmittal at the offices specified in the Letters of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and making payment for Securities purchased by the Offeror under the Offers.

Dealer Manager, Soliciting Dealer Group and Information Agent

The Offeror has retained Genuity Capital Markets to serve as the dealer manager for the Offers in Canada. The Dealer Manager may form a soliciting dealer group comprised of members of The Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offers. In that event, the Offeror will pay typical soliciting dealer fees in connection with the tender of Securities to the Offers.

The Offeror has also retained the services of Kingsdale Shareholder Services Inc. to serve as the information agent and to assist with Securityholder identification and communications in respect of the Offers. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as information agent. See Section 15 of the Offers, ''Other Terms of the Offers''.

Depositing Shareholders will not be obligated to pay any fee or commission if they accept a Share Offer by using the service of the Dealer Manager or transmitting their AU Shares directly to the Depositary. Depositing Debentureholders will not be obligated to pay any fee or commission if they accept the Debenture Offer.

Questions and requests for assistance concerning the Offers should be made directly to the Depositary, the Dealer Manager or the Information Agent. Their contact details are provided at the end of this document.

Risk Factors

An investment in SWP Shares and the business combination between Agricore and the Offeror are subject to certain risks. For a discussion of the risk factors related to the Offeror's business, the agricultural industry, the ownership of SWP Shares and the acquisition of Agricore see Annex A, ''Information Concerning Saskatchewan Wheat Pool Inc. — Risk Factors''.

THE OFFERS

November 24, 2006

TO: THE HOLDERS OF SECURITIES OF AGRICORE

1. The Offers

The Common Share Offer is made by the Offeror to purchase, on and subject to the terms and conditions set forth in the Common Share Offer, Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on grey paper), all of the outstanding AU Common Shares, including AU Common Shares that may become outstanding on the exercise of options, warrants or other conversion or exchange rights, on the basis of 1.35 SWP Shares for each AU Common Share (the "**Common Share Consideration**").

The closing price of the AU Common Shares on the TSX on November 7, 2006, the last trading day prior to the announcement of the Offeror's intention to make the Common Share Offer, was $8.24. The closing price of the SWP Shares on the TSX on November 7, 2006, was $6.91. Based on the November 7, 2006 closing prices, at the time of the announcement, the Common Share Offer represented a premium of approximately 13% over the closing price of the AU Common Shares. The Common Share Offer also represents a premium of approximately 15% over the volume-weighted average trading price of the AU Common Shares on the TSX for the 20 trading days prior to the announcement of the Offeror's intention to make the Common Share Offer.

The Preferred Share Offer is made by the Offeror to purchase, on and subject to the terms and conditions set forth in the Preferred Share Offer, Circular, Letter of Transmittal (printed on green paper) and Notice of Guaranteed Delivery (printed on pink paper), all of the outstanding AU Series A Preferred Shares, including AU Series A Preferred Shares that may become outstanding on the exercise of options, warrants or other conversion or exchange rights, on the basis of $24.00 in cash for each AU Series A Preferred Share, plus any accrued and unpaid dividends to the date the AU Series A Preferred Shares are taken up under the Preferred Share Offer (the "**Preferred Share Consideration**").

The closing price of the AU Series A Preferred Shares on the TSX on November 3, 2006, the last trading price prior to the announcement of the Offeror's intention to make the Preferred Share Offer, was $16.50. Based on the November 3, 2006 closing price for the AU Series A Preferred Shares, at the time of the announcement, the Preferred Share Offer represented a premium of approximately 45% over the closing price of the AU Series A Preferred Shares. The Preferred Share Offer also represents a premium of approximately 51% over the volume-weighted average trading price of the AU Series A Preferred Shares on the TSX for the 20 trading days prior to the announcement of the Offeror's intention to make the Preferred Share Offer.

The Debenture Offer is made by the Offeror to purchase, on and subject to the terms and conditions set forth in the Debenture Offer, Circular and Letter of Transmittal (printed on yellow paper), all of the outstanding Convertible Debentures on the basis of 18 SWP Shares per $100.00 principal amount of Convertible Debentures, plus 0.18 SWP Shares per $1.00 of accrued and unpaid interest to the date such Convertible Debentures are taken up under the Debenture Offer (the "**Debenture Consideration**" and, together with the Common Share Consideration and the Preferred Share Consideration, the "**Offered Consideration**").

The closing price of the Convertible Debentures on the TSX on October 26, 2006, the last trading price prior to the announcement of the Offeror's intention to make the Debenture Offer, was $119.00 per $100.00 principal amount of Convertible Debentures. Based on the last trading price for the Convertible Debentures on October 26, 2006 and the November 7, 2006 closing price for the SWP Shares, the Debenture Offer represented a premium of approximately 5% over the last trading price of the Convertible Debentures. The Debenture Offer also represents a premium of approximately 12% over the volume-weighted average trading price of the Convertible Debentures on the TSX for the 20 trading days prior to the announcement of the Offeror's intention to make the Debenture Offer.

The Offers are made only for the AU Shares and Convertible Debentures and are not made for any options, warrants or other conversion or exchange rights to acquire AU Shares or Convertible Debentures. Any holder of options, warrants or other conversion or exchange rights to purchase AU Shares or Convertible Debentures who wishes to participate in the Offers must, to the extent permitted by the terms of such securities and applicable law, exercise the options, warrants or other conversion or exchange rights to purchase AU Shares or Convertible Debentures and deposit certificates representing those AU Shares or Convertible Debentures in accordance with the Offers. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that holders of options, warrants or other conversion or exchange rights to purchase AU Shares or Convertible Debentures, as the case may be, will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedure described in Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery". To the Offeror's knowledge, at July 31, 2006 Agricore had 1,052,001 options outstanding exercisable into AU Common Shares.

Fractional SWP Shares will not be issued. Instead of receiving any fractional SWP Shares, Securityholders shall receive a cash payment in Canadian dollars equal to such fraction multiplied by the closing trading price on the TSX for the SWP Shares on the second last trading day prior to the date on which the Offeror first pays for Securities deposited under the Offers.

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

The accompanying Circular, Letters of Transmittal and Notices of Guaranteed Delivery are incorporated into and form part of the Offers and contain important information that should be read carefully before making a decision with respect to the Offers.

2. Time for Acceptance

The Offers are each open for acceptance for the period commencing on the date hereof and ending at the Expiry Time, meaning, 5:00 p.m. (Toronto time) on January 24, 2007, or such later time or times and date or dates to which any such Offer may be extended from time to time by the Offeror in accordance with Section 6 of the Offers, "Extension, Variation or Change of the Offers", unless withdrawn by the Offeror. The Expiry Date was established taking into account the Offeror's reasonable estimate of the time it will take to call the requisitioned meeting and to obtain necessary regulatory approvals, including under the Competition Act.

3. Manner of Acceptance

Letter of Transmittal

The Share Offers may be accepted by delivering the following documents to the Depositary at any one of its offices listed in the Letters of Transmittal (printed on blue paper for AU Common Shares and on green paper for AU Series A Preferred Shares) and on the back of this document so as to arrive there not later than the Expiry Time:

(a) the certificate or certificates representing the AU Shares for which the relevant Share Offer is being accepted;

(b) a Letter of Transmittal (printed on blue paper for AU Common Shares and on green paper for AU Series A Preferred Shares), in the form accompanying the Offers, or a manually signed facsimile thereof, properly completed and duly executed in accordance with the rules and instructions set out in such Letter of Transmittal; and

(c) any other relevant documents required by the rules and instructions set out in such Letter of Transmittal.

A Share Offer will be deemed to be accepted only if the Depository has actually received such documents no later than the Expiry Time. Except as otherwise provided in the rules and instructions set out in the Letters of Transmittal or as may be permitted by the Offeror, the signature on a Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution). If a Letter of Transmittal is executed by a person other than the registered holder of the AU Shares represented by the certificate(s) deposited therewith, the certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered holder with the signature on the endorsement panel or transfer power guaranteed by an Eligible Institution.

Book-Entry Transfer

CDS Participants should contact CDS with respect to the deposit of AU Shares under the Share Offers. Shareholders wishing to accept a Share Offer whose AU Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their AU Shares.

The Convertible Debentures were issued by Agricore in a "book-entry only" system and all of the Convertible Debentures are currently registered in the name of and held by or on behalf of CDS as custodian for the CDS Participants. Beneficial interests in the Convertible Debentures, constituting ownership of the Convertible Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners as direct and indirect CDS Participants, rather than by definitive certificates. **In order to tender Convertible Debentures, you must direct your investment dealer, stockbroker, bank, trust company or other nominee to accept the Debenture Offer in**

the manner required by your nominee. Because CDS must deliver a Letter of Transmittal to the Depositary (printed on yellow paper) at its address set forth on the back cover of this Offer and Circular, you, as a beneficial Debentureholder, must communicate your instructions to your CDS Participant well in advance of the Expiry Date. Your CDS Participant will submit the position for tender to CDS by CDS' "cut-off time" of 1:00 p.m. (Toronto time) on the Expiry Date. **CDS will then tally all positions it receives from CDS Participants and will submit a Letter of Transmittal to the Depositary as soon as practically possible, but in any event not later than 5:00 p.m. (Toronto time) on the Expiry Date. CDS will be issuing instructions to CDS Participants as to the method of tendering Convertible Debentures under the Debenture Offer. If you wish to tender your Convertible Debentures under the Debenture Offer you should contact the CDS Participant through which you hold your Convertible Debentures in order to take the necessary steps to be able to tender your Convertible Debentures.**

If you wish to tender only a portion of the Convertible Debentures beneficially owned by you, you may do so by indicating in your instructions to your CDS Participant the principal amount of Convertible Debentures that you wish to tender under the Debenture Offer.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit AU Shares pursuant to a Share Offer and the certificate(s) representing the applicable AU Shares are not immediately available or the required documents cannot be provided to the Depositary at or prior to the Expiry Time, such AU Shares may nevertheless be deposited validly by the Shareholder under the Share Offers, provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (printed on grey paper for AU Common Shares and on pink paper for AU Series A Preferred Shares) in the form accompanying the Offers or a manually executed facsimile thereof, in each case properly completed and duly executed, together with a guarantee by the Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at the applicable address specified in the accompanying Notice of Guaranteed Delivery; and

(c) the certificate(s) representing the applicable AU Shares in proper form for transfer together with a Letter of Transmittal (printed on blue paper for AU Common Shares and on green paper for AU Series A Preferred Shares) or a manually executed facsimile thereof, properly completed and duly executed with any required signature guarantees covering the deposited AU Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at the applicable address specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Some credit unions with Medallion Guarantees are acceptable. Shareholders should contact their credit unions directly to determine if they participate in the Medallion Guarantee program. **Delivery of the Notice of Guaranteed Delivery and the Letters of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

General

The Offeror will, in its sole discretion, be entitled to determine finally all questions relating to acceptances of the Offers and to the withdrawal of Securities deposited thereunder, including, without limitation, the validity, form, eligibility, timely receipt, acceptance and effect of any deposit of Securities and/or withdrawal of Securities and the propriety of the completion and execution of any Letter of Transmittal or Notice of Guaranteed Delivery. Depositing Securityholders agree that such determinations by the Offeror will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or acceptance of any particular Securities or by any particular Securityholder. None of the Offeror, the Depositary or any other person will be under any duty or obligation to give notice of any defect or irregularity in any deposit or acceptance nor will any of them incur any liability for failure to give such notice. The Offeror's interpretation of the terms and conditions of the Offers, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery will be final and binding.

In all cases, payment for Securities deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificate(s) representing the Securities and a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, covering such Securities with the signature(s) guaranteed in accordance with the instructions set out in the Letters of Transmittal and any other required documents.

The acceptance of any of the Offers pursuant to the procedures set forth above will constitute a binding agreement between the depositing Securityholder and the Offeror in accordance with the terms and conditions of the relevant Offer.

The Offeror reserves the right to permit the Offers to be accepted in a manner other than as set forth herein.

The method chosen to transmit certificate(s) representing Securities, Letters of Transmittal, Notices of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained.

Securityholders whose Securities are registered in the name of an Intermediary and who wish to accept an Offer should contact their Intermediary for assistance in depositing the Securities under the relevant Offer.

Power of Attorney

The execution of a Letter of Transmittal or Notice of Guaranteed Delivery (or, in the case of Securities deposited by book-entry transfer, by making a book-entry transfer) irrevocably appoints each officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the Securityholder covered by the Letter of Transmittal or Notice of Guaranteed Delivery or book-entry transfer with respect to the Securities registered in the name of the Securityholders on the relevant securities register maintained by or on behalf of Agricore, and deposited pursuant to one of the Offers and purchased by the Offeror (the "**Purchased Securities**") and with respect to any and all dividends, interest, distributions, payments, securities, rights, warrants, assets or other interests (collectively "**Other Securities**") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities or any of them on or after November 7, 2006 (being the date of the public announcement of the Offeror's intention to make the Offers), except as otherwise indicated in Section 12 of the Offers, "Changes in Capitalization, Dividends, Distributions and Liens".

The power of attorney granted irrevocably upon execution of a Letter of Transmittal or Notice of Guaranteed Delivery (or, in the case of Securities deposited by book-entry transfer, by making a book-entry transfer) shall be effective on and after the date that the Offeror takes up and pays for the Purchased Securities with full power of substitution and resubstitution (such powers of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of such Securityholder: (a) register or record the transfer or cancellation of Purchased Securities and Other Securities on the appropriate registers maintained by or on behalf of Agricore; (b) vote, execute and deliver any instruments of proxy, authorization, resolution or consent in form and on terms satisfactory to the Offeror, in respect of any Purchased Securities and Other Securities, revoke any such instrument, authorization, resolution or consent, or designate in any such instrument, authorization, resolution or consent, any person or persons as the proxyholder or proxy nominee or nominees of such Securityholder in respect of such Purchased Securities or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of relevant Securities of Agricore; (c) execute and negotiate any cheques or other instruments representing any Other Securities payable to or to the order of, or endorsed in favour of such Securityholder; (d) exercise any rights of a Securityholder with respect to such Purchased Securities and Other Securities; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Securities and Other Securities to the Offeror, all as specified in the relevant Letter of Transmittal or Notice of Guaranteed Delivery.

A Securityholder who executes a Letter of Transmittal (or who deposits Securities by making a book-entry transfer) agrees, effective on and after the date the Offeror takes up and pays for Purchased Securities, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of Securityholders or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities and agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities and Other Securities. A Securityholder who executes a Letter of Transmittal (or who deposits Securities by making a book-entry transfer) also agrees to designate in such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the Securityholder in respect of the Purchased Securities or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities and Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.

Further Assurances

A Securityholder who executes a Letter of Transmittal (or who deposits Securities by making a book-entry transfer) covenants under the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Securityholder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such Securityholder.

Depositing Securityholders' Representations and Warranties

All Securityholders depositing Securities pursuant to an Offer must have full power and authority to deposit, sell, assign and transfer the Securities to the Offeror. Securityholders depositing Securities pursuant to an Offer must have good title to their Securities free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons. The acceptance of an Offer pursuant to the procedures described above will constitute a binding agreement between the depositing Securityholder and the Offeror upon the terms and subject to the conditions of the relevant Offer, including the depositing Securityholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Securities and Other Securities being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Securities and Other Securities (or interests therein) to any other person; (ii) such Securityholder depositing the Securities (and any Other Securities), or on whose behalf such Securities (and any Other Securities) are being deposited, has good title to and is the beneficial owner of the Securities (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Securities (and any Other Securities) complies with applicable securities laws; and (iv) when such deposited Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and any Other Securities) free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons.

4. Requisition of Shareholders Meetings

Unless a Common Shareholder elects to the contrary on the Letter of Transmittal (printed on blue paper) by checking the appropriate box on page 4 thereof, such Common Shareholder's acceptance of the Common Share Offer in the manner described above will also constitute such Common Shareholder's requisition(s) under Agricore's governing laws for the directors of Agricore to call a meeting or meetings of Common Shareholders for the purposes of placing before such Common Shareholders resolutions to:

(a) authorize the directors of Agricore to apply for the continuance of Agricore as a corporation under the CBCA, having the same authorized share capital as at the date of continuance, and having a board of directors composed of 15 directors (each of whom can be removed and elected by the Common Shareholders, and not by Agricore's members);

(b) upon the continuance of Agricore under the CBCA, remove all of Agricore's then current directors from office; and

(c) upon the continuance of Agricore under the CBCA, elect the following individuals as directors of Agricore: Ryan Anderson, Terry Baker, Thomas Birks, Vic Bruce, Thomas Chambers, Wayne Cheeseman, Raymond Dean, Doug Weinbender, Dallas Howe, Rick Jensen, Douglas Kitchen, Francis Malecha, Harold Milavsky, Herb Pinder, Jr. and Mayo Schmidt, all of whom are directors and/or officers of the Offeror (subject to any requirements pursuant to existing contractual arrangements) and the approval, direction and consent to the Offeror and to the Depositary to deliver such requisition(s) and all necessary documents on the Common Shareholder's behalf to Agricore and its directors and to take such steps as are necessary to cause such shareholders meeting(s) to be conducted. Following the successful completion of the Offers and any Subsequent Acquisition Transaction, the Offeror's current intention is to invite certain as yet unidentified members of the current Agricore board of directors to serve on the new Agricore board in order to bring their skills and experience to the new Agricore board and to assist in the integration of Agricore and the Offeror.

If sufficient AU Common Shares are tendered to the Common Share Offer, it is the Offeror's current intention to take up and pay for any deposited AU Common Shares prior to such requisitioned meeting and to vote such AU Common Shares at such meeting. Accordingly, the Offeror is not hereby soliciting any proxies.

The requisition is effective immediately upon delivery of the Letter of Transmittal, and may be delivered at any time to Agricore and its directors, whether prior to or after the time when the Offeror takes up and pays for any Securities, even though you may have certain rights to withdraw any Securities deposited in acceptance of the Offers, as described in Section 8 of the Offers, ''Withdrawal of Deposited Securities''.

5. Conditions of the Offers

Notwithstanding any other provision of the Offers, the Offeror shall have the right to withdraw or terminate any or all of the Offers and not take up and pay for any Securities deposited under any of the Offers, or extend the period of time during which any of the Offers is open for acceptance and delay taking up and paying for any Securities deposited under any of the Offers, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there being validly deposited under the Common Share Offer and not withdrawn at the Expiry Time at least that number of AU Common Shares that represents 75% of the outstanding AU Common Shares on a fully diluted basis;

(b) there being validly deposited under the Preferred Share Offer and not withdrawn at the Expiry Time at least that number of AU Series A Preferred Shares that represents 75% of the outstanding AU Series A Preferred Shares;

(c) there being validly deposited under the Debenture Offer and not withdrawn at the Expiry Time at least that number of Convertible Debentures that represents 75% of the outstanding aggregate principal amount of Convertible Debentures;

(d) Agricore shall have called the meeting of Common Shareholders requisitioned by the Offeror as agent for the Common Shareholders, the business announced for such meeting shall include the matters described in Section 4 of the Offers, ''Requisition of Shareholders Meetings'' and the record date and the meeting date for such meeting shall be those requested by, or otherwise agreed to by, the Offeror;

(e) the Offeror having obtained assurances to its satisfaction that if the shareholders' resolution authorizing the continuance of Agricore under the CBCA is passed, Agricore's board of directors will take the steps necessary to promptly implement it and take such other actions as are necessary or desirable to facilitate the continuance;

(f) the Offeror shall have determined in its sole judgment that none of Agricore, any of its entities or any person has taken or proposes to take any action or has disclosed a previously undisclosed action, which might make it inadvisable, or has failed to take any action if such failure might make it inadvisable, for the Offeror to proceed with the Offers and/or with the taking up and paying for Securities under the Offers and/or with the implementation of the Offeror's plans as described in Section 4 of the Circular, ''Purpose of the Offers and the Offeror's Plans for Agricore'' and Section 17 of the Circular, ''Acquisition of Securities Not Deposited Under the Offers'', including, without limiting the generality of the foregoing:

  (i) any action with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Agricore or any of its entities out of the ordinary course of business (other than any such sale, disposition or other dealing between Agricore and any wholly-owned subsidiary of Agricore or which has been disclosed publicly prior to the date of the announcement by the Offeror of its intention to make the Offers);

(ii) any issuance of securities (other than in connection with the exercise of currently vested stock options outstanding on the date hereof, and the conversion of AU Series A Preferred Shares or Convertible Debentures outstanding on the date hereof, in accordance with their terms as publicly disclosed prior to the date hereof) or options or rights to purchase securities, or other change to the capitalization of Agricore and its entities including any action to implement a shareholder rights plan or poison pill;

(iii) the payment of any dividends or other distributions or payments, other than Ordinary Course Dividends or Scheduled Distributions;

(iv) any acquisition from a third party of assets (except in the ordinary course of business and consistent with past practice) or securities by Agricore or any of its entities;

(v) any take-over bid (other than the Offers), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Agricore or any of its entities, or any capital expenditure by Agricore or any of its entities not in the ordinary course of business and consistent with past practice;

(vi) entering into, modifying, terminating any agreement or arrangement with any directors, officers or employees (except for such agreements and arrangements entered into, modified or terminated in the ordinary course of business and consistent with past practice) or granting or accelerating the vesting of any incentive or equity based award or amending any incentive or equity based plan, agreement or arrangement;

(vii) instituting, cancelling, modifying or funding any pension plan or other employee benefit arrangement; or

(viii) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Agricore, or any agreement to engage in any of the foregoing;

(g) the Offeror shall have determined it is sole discretion that Agricore or any of its entities is not in compliance in any material respect with any material contract to which Agricore or any of its entities is a party at such time, in each case unless the same is acceptable to the Offeror;

(h) all governmental and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including in Canada, the United States or elsewhere and including, among others, those required by any stock exchanges or other securities or regulatory authorities) that, in the Offeror's sole judgment, are necessary or desirable to complete the Offers, the continuance of Agricore under the CBCA and/or any Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired, waived or been terminated, each on terms and conditions satisfactory to the Offeror in its sole judgment including, but not limited to, the applicable waiting period under Part IX of the Competition Act having expired and the Commissioner having advised the Offeror in writing that the Commissioner is of the view that grounds do not exist at that time to initiate proceedings before the Competition Tribunal (the "**Tribunal**") under the merger provisions of the Competition Act for an order in respect of the Common Share Offer;

(i) the SWP Shares to be issued under the Offers and under the Subsequent Acquisition Transaction shall have been conditionally approved for listing on the TSX on terms satisfactory to the Offeror;

(j) the Offeror shall have determined in its sole judgment that (x) no act, action, suit or proceeding has been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or by any elected or appointed public official or private person in Canada or elsewhere (whether or not having the force of law) and (y) no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) will have been proposed, enacted, promulgated or applied, in the case of either (x) or (y):

(i) to cease trade, make illegal, delay, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Securities or the right of the Offeror to own Agricore or exercise full rights of ownership of the Securities, the making or consummation of the Offers or a Subsequent Acquisition Transaction;

(ii) to prohibit or limit the ownership or operation by the Offeror of any portion of the business or assets of Agricore or any of its entities or to compel the Offeror to dispose of or hold separate any portion of the business or assets of Agricore or any of its entities;

(iii) to impose limitations on the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any business or assets of Agricore or any of its entities or any Securities;

(iv) which, if the Offers are consummated, could, in the sole judgment of the Offeror, adversely affect the Offeror or its entities considered individually or on a consolidated basis, or which, whether or not the Offers are consummated, could, in the sole judgment of the Offeror, adversely affect Agricore or its entities considered individually or on a consolidated basis or the Offeror or its entities considered individually or on a consolidated basis;

(v) which may challenge, prevent, or make uncertain the ability of, or make it inadvisable for, the Offeror or its entities to proceed with the Offers and/or with taking up and paying for Securities under the Offers or the completion of a Subsequent Acquisition Transaction; or

(vi) which requires divestiture by the Offeror of any Securities;

(k) there shall not be any judgment, injunction, order, decree or stay proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offers or a Subsequent Acquisition Transaction nor shall there have been passed any law by any court or Governmental Entity in any jurisdiction, that might, directly or indirectly, result in any of the consequences referred to in paragraph (j) above, or that would or might prohibit, prevent, restrict, enjoin or delay the consummation of the Offers or a Subsequent Acquisition Transaction, in each case unless the same is acceptable to the Offeror;

(l) the Offeror shall have determined in its sole judgment that there shall not exist any prohibition at law against the Offeror making or maintaining the Offers or taking up and paying for Securities deposited under the Offers or completing a Subsequent Acquisition Transaction;

(m) there shall not have occurred any actual or threatened change (including any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the Offeror's sole judgment, has or may have adverse significance with respect to the business and operations of Agricore or any of its entities or with respect to the regulatory regime applicable to their respective businesses and operations;

(n) the Offeror shall have determined in its sole judgment that there shall not have occurred (or if there shall have occurred prior to the announcement by the Offeror of its intention to make the Offers, there shall not have been generally disclosed) any change (or any condition, event, circumstance or development that would reasonably be expected to give rise to a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows, rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Agricore or its entities which is or may be adverse to Agricore or any of its entities or to the value of the AU Shares and/or the Convertible Debentures to the Offeror;

(o) the Offeror shall have determined in its sole judgment that there shall not have occurred, developed or come into effect or existence (or if there does exist or shall have previously occurred, developed or come into effect or existence, there shall not have been generally disclosed) any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which adversely affects or involves or may adversely affect or involve the general economic, financial, currency exchange, securities, financial markets in Canada, the United States or elsewhere or other markets relevant to the business of Agricore or any of its entities or which makes it inadvisable for the Offeror to proceed with the Offers and/or taking up and paying for Securities deposited under the Offers or the completion of a Subsequent Acquisition Transaction;

(p) the Offeror shall have determined in its sole judgment that none of the following exists or has occurred (which has not been cured or waived) or has been threatened, (i) any right, franchise or licence of Agricore or any of its entities has been or may be impaired or otherwise adversely affected or threatened to be impaired or adversely affected, or (ii) any covenant, term or condition of any of Agricore's or of any of its entities' instruments or agreements exists which might make it inadvisable for the Offeror to proceed with the Offers and/or with the taking up and paying for Securities under the Offers, or completing a Subsequent Acquisition Transaction, including, in the case of either (i) or (ii), as a result of the Offeror making the Offers and/or taking up and paying for Securities under the Offers, the continuance under the CBCA or completing a Subsequent Acquisition Transaction;

(q) Agricore shall not, other than in the ordinary course of business and consistent with past practice, have guaranteed, or permitted any of its entities to guarantee, the payment of any indebtedness or have incurred any liability or indebtedness for money borrowed;

(r) the Offeror shall not have become aware of any untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Agricore or any of its entities with any securities commission or similar securities regulatory authority in any of the provinces of Canada or released by Agricore or its entities to the public, including, without limitation, any prospectus, annual information form, annual report, financial statement, material change report, or management proxy circular, press release or other document so filed or released, which the Offeror shall have determined in its sole judgment is adverse or would reasonably be considered to be significant to a purchaser of the Securities;

(s) the Offeror shall have been provided with, or shall have been given access to, in a timely manner, all non-public information relating to Agricore or any of its entities, including full access to the management of Agricore as may, have been or may be given, provided or made available by Agricore or any of its entities at any time within 120 days prior to the public announcement of the Offeror's intention to make the Offers or at any time after the announcement of the Offeror's intention to make the Offers to any other person considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, business combination, recapitalization, share exchange, joint venture, partnering or similar transaction involving Agricore or any of its entities on substantially the same terms and conditions as may be imposed on any such person, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to complete the acquisition of the Securities pursuant to the terms of the Offers or any Subsequent Acquisition Transaction and the Offeror shall be satisfied upon completion of its review of such information that such information does not contain any facts or other information that might make it inadvisable for the Offeror to proceed with the Offers and/or with the taking up and paying for Securities under the Offers or the completion of a Subsequent Acquisition Transaction;

(t) all outstanding options, warrants or other conversion or exchange rights, if any, to acquire AU Shares (other than the conversion rights contained in the Convertible Debentures and the AU Series A Preferred Shares) shall have been exercised, cancelled or otherwise dealt with on terms satisfactory to the Offeror acting in its sole judgment;

(u) the Offeror shall have determined in its sole judgment (i) that there has not occurred any change in the compensation paid or payable by Agricore or any of its entities to their directors, officers or employees including the granting of additional shares, stock options or bonuses; and (ii) that Agricore has publicly disclosed prior to the date hereof all material terms of any agreement or arrangement with its (or any of its entities'), directors, officers or employees with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder;

(v) the directors of Agricore shall have made commitments satisfactory to the Offeror in its sole judgment to (i) effect an orderly transition of the board of directors of Agricore and its entities contemporaneously with or forthwith after the earlier of (x) the Offeror takes up and pays for a sufficient number of AU Shares such that the Offeror and persons acting jointly and in concert with the Offeror own at least 75% of the AU Common Shares on a fully diluted basis, or (y) the continuance of Agricore under the CBCA, as appropriate, including, if requested, subject to Agricore complying with its contractual commitments, resigning in favour of such nominee or nominees as may be specified by the Offeror; and (ii) release Agricore and its entities from all claims as directors, other than existing rights to indemnification and insurance and customary directors' fees and expenses for attendance at meetings of the board of directors upon their registration or removal; and

(w) all requisite third party consents that the Offeror may consider to be necessary or desirable as a result of the change of control of Agricore pursuant to the Offers shall have been obtained on terms satisfactory to the Offeror in its sole judgment.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Each of the foregoing conditions is independent of and in addition to each other such condition. The Offeror may waive any of the foregoing conditions with respect to any of the Offers (without waiving the same condition or conditions to the other Offers) in whole or in part at any time and from time to time, without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of any of the Offers will be effective upon written notice, or other communication confirmed in writing, by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by law, as soon as practicable thereafter to notify the Securityholders, in the manner set forth in Section 10 of the Offers, "Notices and Delivery", and will provide a copy of the aforementioned public notice to the TSX. If an Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Securities deposited under such Offer and the Depositary will promptly return all documents tendered to the Depositary under such Offer including certificates representing deposited Securities, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited. See Section 11 of the Offers, "Return of Securities".

Any determination by the Offeror concerning any events or other matters described in this Section 5 will be final and binding upon all parties for purposes of the Offers.

6. Extension, Variation or Change of the Offers

Each Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn by the Offeror.

The Offeror reserves the right, in its sole discretion, at any time and from time to time while an Offer is open for acceptance, to extend the Expiry Time for such Offer or to vary such Offer by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, Ontario and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offers, "Notices and Delivery", to all Securityholders to whom an Offer is being made whose Securities have not been taken up prior to the extension or variation. The Offeror will, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

If the terms of any of the Offers are varied (other than a variation of the Preferred Share Offer consisting solely of a waiver of a condition or conditions of the Preferred Share Offer), such Offer will not expire before 10 days after the notice of such variation has been given to Securityholders to whom an Offer is being made unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or applicable securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offers, a change occurs in the information contained in the Offers and Circular, as amended from time to time, that would reasonably be expected to affect the decision of Securityholders to whom an Offer is being made to accept or reject an Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the Offered Consideration), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offers, "Notices and Delivery" to all Securityholders to whom an Offer is being made whose Securities have not been taken up pursuant to an Offer at the date of the occurrence of the change, if required by applicable law. The Offeror will, as soon as practicable after giving notice of a change in information to the Depositary, make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

During any such extension or in the event of any variation, all Securities previously deposited and not taken up or withdrawn will remain subject to the relevant Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof. An extension of the Expiry Time of an Offer or a variation of an Offer does not constitute a waiver by the Offeror of its rights under Section 5 of the Offers, "Conditions of the Offers".

If the Common Share Consideration, Preferred Share Consideration or Debenture Consideration is increased, the increased consideration will be paid to all depositing Common Shareholders, Preferred Shareholders or Debentureholders whose AU Common Shares, AU Series A Preferred Shares or Convertible Debentures, as the case may be, are taken up under the relevant Offer.

7. Payment for Deposited Securities

If, in respect of an Offer, all the conditions referred to under Section 5 of the Offers, "Conditions of the Offers" are satisfied or waived at the Expiry Time, the Offeror will become obligated to take up AU Common Shares, AU Series A Preferred Shares or Convertible Debentures, as the case may be, validly deposited under such Offer and not withdrawn not later than 10 days after the Expiry Time of such Offer and will pay for the AU Common Shares, AU Series A Preferred Shares or Convertible Debentures taken up as soon as possible, but in any event not later than three Business Days after taking up the AU Common Shares, AU Series A Preferred Shares or Convertible Debentures. In accordance with applicable law, the Offeror will take up and pay for AU Common Shares, AU Series A Preferred Shares or Convertible Debentures deposited under an Offer after the date on which it first takes up AU Common Shares, AU Series A Preferred Shares or Convertible Debentures deposited under such Offer within 10 days of such deposit. The Offeror will be deemed to have taken up and accepted for payment AU Common Shares, AU Series A Preferred Shares or Convertible Debentures validly deposited and not withdrawn pursuant to an Offer as, if and when the Offeror gives written notice to the Depositary to that effect.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Securities or to terminate any of the Offers and not take up or pay for any Securities pursuant to that Offer if any condition specified in Section 5 of the Offers, "Conditions of the Offers" is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offers, to delay taking up and paying for Securities in order to comply, in whole or in part, with any applicable law.

The Offeror will pay for AU Common Shares and Convertible Debentures validly deposited under the Common Share Offer or the Debenture Offer and not withdrawn by providing the Depositary with the Common Share Consideration and the Debenture Consideration in the form of sufficient certificates representing SWP Shares for transmittal to depositing holders of AU Common Shares and Convertible Debentures and sufficient funds (by bank transfer or other means satisfactory to the Depositary) to pay for fractional SWP Shares otherwise issuable, if any, for transmittal to persons depositing AU Common Shares and Convertible Debentures under the Common Share Offer or the Debenture Offer.

The Offeror will pay for AU Series A Preferred Shares validly deposited under the Preferred Share Offer and not withdrawn by providing the Depositary with the Preferred Share Consideration in the form of sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to persons depositing AU Series A Preferred Shares under the Preferred Share Offer.

Fractional SWP Shares will not be issued. Instead of receiving any fractional SWP Shares, holders of AU Common Shares or Convertible Debentures shall receive a cash payment in Canadian dollars equal to such fraction multiplied by the closing trading price on the TSX for the SWP Shares on the second last trading day prior to the date on which the Offeror first pays for AU Common Shares or Convertible Debentures deposited under the relevant Offer. For the purposes of determining any cash payment, the AU Common Shares or Convertible Debentures deposited by a registered holder of AU Common Shares or Convertible Debentures, as the case may be, shall be aggregated.

The Depositary will act as the agent of persons who have deposited Securities in acceptance of an Offer for the purposes of receiving the Offered Consideration from the Offeror and transmitting the Offered Consideration to such persons, and receipt of the Offered Consideration by the Depositary will be deemed to constitute receipt of the Offered Consideration by persons depositing Securities.

Except for accrued and unpaid interest to be paid to Debentureholders pursuant to the Debenture Offer as described in Section 1 of the Offers, "The Offers", under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to persons depositing Securities, regardless of any delay in making such payment. Except for accrued and unpaid dividends to be paid to Preferred Shareholders pursuant to the Preferred Share Offer as described in Section 1 of the Offers, "The Offers", no amount will be paid by the Offeror or the Depository in respect of accrued and unpaid dividends on the AU Shares.

Settlement with each Common Shareholder who has deposited AU Common Shares under the Common Share Offer will be made by the Depositary forwarding to each such Common Shareholder (i) a share certificate representing that number of SWP Shares to which such Common Shareholder is entitled under the Common Share Offer; and (ii) if applicable, a cheque payable in Canadian funds in payment for the cash equivalent of any fractional SWP Shares determined in accordance with the Common Share Offer as described in this Section 7 and payable to such Common Shareholder.

Settlement with each Preferred Shareholder who has deposited AU Series A Preferred Shares under the Preferred Share Offer will be made by the Depositary forwarding to each such Preferred Shareholder a cheque payable in Canadian funds, representing the cash to which such Preferred Shareholder is entitled under the Preferred Share Offer.

Unless otherwise directed by the Letter of Transmittal, cheques and/or share certificates will be issued in the name of the registered holder of the AU Shares deposited. Unless the person depositing the AU Shares instructs the Depositary to hold the cheque and/or the certificate representing the SWP Shares for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque and/or share certificate will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, such cheque and/or share certificate will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Agricore. Cheques and/or share certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Depositing Shareholders will not be obligated to pay any fee or commission if they accept a Share Offer by using the services of the Dealer Manager or transmitting their AU Shares directly to the Depositary.

Settlement with Debentureholders who have deposited Convertible Debentures under the Debenture Offer will be effected by CDS forwarding to CDS Participants, on behalf of each such tendering Debentureholder, a share certificate and a cheque representing the Debenture Consideration to which the depositing Debentureholder is entitled.

8. Withdrawal of Deposited Securities

Except as otherwise provided in this Section 8, all deposits of Securities pursuant to the Offers are irrevocable. Unless otherwise required or permitted by applicable law, any Securities deposited in acceptance of the Offers may be withdrawn by or on behalf of the depositing Securityholder: (a) at any time prior to the Expiry Time; or (b) if the Securities have not been paid for by the Offeror within three Business Days after having been taken up.

In addition, if:

(a) there is a variation of the terms of an Offer before the Expiry Time (including any extension of the period during which Securities may be deposited thereunder or the modification of a term or condition of an Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered under an Offer where the Expiry Time is not extended for a period greater than 10 days after notice of the variation has been delivered or, in the case of the Preferred Share Offer only, a variation consisting solely of a waiver of a condition or conditions); or

(b) a notice of change in respect of the information contained in an Offer and the accompanying Circular or if any subsequent notice of change or variation is delivered to persons whose Securities were not taken up at the date of the occurrence of the change;

then any Securities deposited under the Offers and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Securityholder at the place of deposit at any time until the expiration of

10 days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated.

For any withdrawal to be made, notice of the withdrawal must be made in writing (which includes a facsimile communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary at the place of deposit within the period permitted for withdrawal. Any such notice of withdrawal must (i) be made by a method, including a facsimile transmission, that provides the Depositary with a written or printed copy, (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Securities to be withdrawn, and (iii) specify such person's name, the number of Securities to be withdrawn, the name of the registered holder and the certificate number, if any, shown on each certificate representing the Securities to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the rules and instructions set out in such letter), except in those cases where the Securities were deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of the Depositary, the Offeror, the Dealer Manager, any member of any soliciting dealer group formed by the Dealer Manager or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification. Debentureholders who wish to withdraw Convertible Debentures under the Debenture Offer should immediately contact the CDS Participant through which their Convertible Debentures are held in order to take the necessary steps to be able to withdraw such Convertible Debentures from the Debenture Offer. CDS Participants should contact CDS with respect to the withdrawal of Convertible Debentures from the Debenture Offer.

Withdrawals may not be rescinded and any Securities withdrawn will thereafter be deemed to be not validly deposited for purposes of the Offers. However, withdrawn Securities may be redeposited no later than the Expiry Time by again following one of the procedures described in Section 3 of the Offers, "Manner of Acceptance". Once the Offeror accepts the deposited Securities for payment upon the expiration of the Offers (including the expiration of any extension thereof), Securityholders will no longer be able to withdraw them, except in accordance with applicable law.

If Securities have been deposited pursuant to the procedures for book-entry transfer, such notice of withdrawal must also specify the name and number of the account at CDS to be credited with the withdrawn Securities or otherwise comply with the procedures of CDS. CDS or a CDS Participant may set deadlines for the withdrawal of Securities deposited to an Offer that are earlier than those specified above. Securityholders should contact their broker, investment dealers, bank, trust company or other nominee for assistance.

If the Offeror extends the Offers, is delayed in taking up or paying for Securities or is unable to take up or pay for Securities for any reason, then, without prejudice to the Offeror's other rights, Securities deposited under the Offers may be retained by the Depositary on behalf of the Offeror and such Securities may not be withdrawn except to the extent that depositing holders of Securities are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable law.

In addition to the foregoing rights of withdrawal, Securityholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 17 of the Circular, "Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

Any Security withdrawn will be deemed not to be validly deposited for the purposes of the Offers, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offers, "Manner of Acceptance".

9. Market Purchases

Neither the Offeror nor its affiliates will bid for or make purchases of Securities during the offer period other than those Securities deposited to the Offers.

Subject to compliance with applicable securities laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Securities taken up and paid for under the Offers, although the Offeror has no current intention of doing so.

10. Notices and Delivery

Except as otherwise provided in the Offers and without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offers will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the Securityholders at their respective addresses as shown on the registers maintained by or on behalf of Agricore and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Securityholders and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, in the event of any interruption of or delay in mail service following mailing or if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offers will be deemed to have been properly given and to have been received by Securityholders if a summary of the material provisions thereof is (i) given to the TSX for dissemination through its facilities, (ii) published once in the National Edition of *The Globe and Mail* or the *National Post*, together with *La Presse*, or (iii) given to the Dow Jones News Wire Service or CCN Matthews News Service.

The Offers and Circular, Letters of Transmittal and Notice of Guaranteed Delivery will be mailed to Securityholders or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Securityholder lists, or if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial holders of Securities when such list or listing is received.

Wherever an Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary on the Letters of Transmittal or Notices of Guaranteed Delivery, as applicable. Wherever an Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letters of Transmittal or Notices of Guaranteed Delivery, as applicable.

11. Return of Securities

If for any reason any deposited Securities are not taken up and paid for pursuant to the terms and conditions of the Offers, certificates for Securities that are not purchased and any other relevant documents will be returned, at the expense of the Offeror, to the depositing Shareholder and, in the case of Convertible Debentures, to CDS on behalf of the depositing Debentureholder, as soon as practicable after the Expiry Time or withdrawal or early termination of an Offer.

Certificates and other relevant documents will be forwarded by first class mail in the name of and to the address specified by the Securityholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Securityholder registers maintained by or on behalf of Agricore.

12. Changes in Capitalization, Dividends, Distributions and Liens

If on or after November 7, 2006 (being the date of the public announcement of the intention by the Offeror to make the Offers), Agricore should divide, reclassify, consolidate, convert, split, combine or otherwise change any of the Securities or its capitalization or the terms of the Convertible Debentures or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the Offered Consideration and other terms of the Offers (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor), to reflect such division, reclassification, consolidation, conversion, split, combination or other change.

Securities acquired by the Offeror pursuant to the Offers shall be transferred to the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others and together with all rights and benefits arising therefrom including (subject to the payment of dividends as described below) the right to all Other Securities which may be declared, paid, issued, accrued, distributed, made or transferred on or after November 7, 2006 other than a regularly scheduled interest payment in respect of the Convertible Debentures due on any Interest Payment Date (as such term is defined in the Trust Indenture) pursuant to the terms of the Trust Indenture (each a

"**Scheduled Distribution**"), a quarterly dividend in respect of the AU Common Shares not exceeding $0.03 per AU Common Share in respect of any fiscal quarter or the annual dividend in respect of the AU Series A Preferred Shares paid to Preferred Shareholders on or around November 15, 2006 (each an "**Ordinary Course Dividend**").

If on or after November 7, 2006, Agricore should declare or pay any dividend, pay any interest, or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Securities which is or are payable or distributable to Securityholders of record on a date which is prior to the date of the transfer to the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Agricore in respect of Securities accepted for purchase pursuant to the Offers, other than a Scheduled Distribution or an Ordinary Course Dividend, then without prejudice to the Offeror's rights under Section 5 of the Offers, "Conditions of the Offers": (a) in the case of a cash dividend, distribution or payment (other than a Scheduled Distribution or an Ordinary Course Dividend), the amount of the dividend, distribution or payment shall be received and held by the depositing Securityholders for the account of the Offeror until the Offeror pays for such Securities, and to the extent that such dividend, distribution or payment does not exceed the value of the applicable Offered Consideration (as determined by the Offeror), the Common Share Consideration and the Debenture Consideration will be reduced by that number of SWP Shares having a value equal to the amount of such dividend, distribution or payment and the Preferred Share Consideration will be reduced by the amount of such dividend, distribution or payment, as applicable; (b) in the case of a non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Securityholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Securityholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividend, distribution or payment in an amount that exceeds the value of the applicable Offered Consideration (as determined by the Offeror), the whole of such cash dividend, distribution or payment shall be received and held by the depositing Securityholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Securityholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer.

Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the Offered Consideration otherwise issuable by the Offeror to the non-remitting Securityholder pursuant to the Offers or deduct from the Offered Consideration to be delivered by the Offeror, in the case of the Common Share Offer and the Debenture Offer, such number of SWP Shares with a value equal to the amount or value of the dividend, distribution, payment, right or other interest, as applicable, as determined by the Offeror in its sole discretion and, in the case of the Preferred Share Offer, the amount of such dividend, distribution or payment. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

13. Mail Service Interruption

Notwithstanding the provisions of the Offers, the Circular, the Letters of Transmittal or the Notices of Guaranteed Delivery, cheques, certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Securities were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail made under this Section 13 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offers, "Notices and Delivery". The deposit of cheques and certificates with the Depositary in such circumstances will constitute delivery to the persons entitled thereto and the Securities will be deemed to have been paid for immediately upon such deposit at the office of the Depositary at which the Securities were deposited.

14. Securityholders Not Resident in Canada

The SWP Shares issuable pursuant to the Common Share Offer and the Debenture Offer have not been and will not be registered or otherwise qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which such offer is made. The SWP Shares offered pursuant to the Common Share Offer and Debenture Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No SWP Shares issuable pursuant to the Common Share Offer and the Debenture Offer will be delivered in a foreign jurisdiction or to or for the account or for the benefit of any person who is or who appears to the Offeror, the Depositary or CDS to be a resident of any foreign jurisdiction unless it is established to the satisfaction of the Offeror, whose determination shall be final and binding, that the SWP Shares may be offered in such jurisdiction without further action by the Offeror either in reliance upon such exemption or on a basis otherwise acceptable to the Offeror in its sole discretion, and without subjecting the Offeror to any registration, reporting or similar requirements.

Holders of AU Common Shares and/or Convertible Debentures who are residents of the United States who would otherwise receive SWP Shares in exchange for their AU Common Shares and/or Convertible Debentures, may, at the sole discretion of the Offeror, have such SWP Shares issued on their behalf to a selling agent, which shall, as agent for such holder of AU Common Shares and/or Convertible Debentures, sell such SWP Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such holders.

All SWP Shares which the selling agent is required to sell will be pooled and sold as soon as practicable in transactions effected on the TSX. Thereafter, the Depositary will forward to each person whose SWP Shares have been sold, a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all SWP Shares so sold by the selling agent (net of all applicable commissions in respect of such sales and any applicable withholding taxes). In effecting the sale of any SWP Shares, the selling agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Depositary nor the selling agent will be liable for any loss arising out of any sale of such SWP Shares relating to the manner or timing of such sales, the prices at which SWP Shares are sold or otherwise. The sale price of SWP Shares sold on behalf of such persons will fluctuate with the market price of the SWP Shares and no assurance can be given that any particular price will be received upon any such sale. Securityholders who are resident in the United States and who desire certainty with respect to the price to be received for their Securities, may wish to consult their advisors regarding a sale of their Securities in the open market, through the TSX or otherwise, rather than tendering them pursuant to an Offer.

15. Other Terms of the Offers

The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its entities, the right to purchase all or any portion of the Securities deposited pursuant to the Offers, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offers and will in no way prejudice the rights of persons depositing Securities to receive prompt payment for Securities validly deposited and taken up pursuant to the Offers.

The Offers and all contracts resulting from acceptance of the Offers will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of an Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

No broker, dealer or other person (including the Dealer Manager, any member of any soliciting dealer group formed by the Dealer Manager, the Information Agent or the Depositary) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its entities in connection with the Offers other than as contained in the Offers and Circular, the Letters of Transmittal and Notices of Guaranteed Delivery and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offers and Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery, the validity of any acceptance of the Offers and the validity of any withdrawal of Securities.

The provisions of the Circular, Letters of Transmittal and Notices of Guaranteed Delivery accompanying the Offers, including the rules and instructions contained therein, as applicable, are incorporated into and form part of the terms and conditions of the Offers.

Where an Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

Each of the Offers is a separate and independent offer made by the Offeror and the Offeror may exercise all of its rights, and will fulfill all of its obligations, in respect of each Offer, separately.

The Offers and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offers. Securityholders are urged to refer to the accompanying Circular for additional information relating to the Offers, Agricore and the Offeror.

Dated: November 24, 2006

SASKATCHEWAN WHEAT POOL INC.

(Signed) MAYO M. SCHMIDT
President and Chief Executive Officer

31

CIRCULAR

This Circular is furnished in connection with the accompanying Offers dated November 24, 2006 by the Offeror to purchase (i) all of the outstanding AU Common Shares, including AU Common Shares that may become outstanding on the exercise of options, warrants or other conversion or exchange rights, (ii) all of the outstanding AU Series A Preferred Shares, including AU Series A Preferred Shares that may become outstanding on the exercise of options, warrants or other conversion or exchange rights, and (iii) all of the outstanding Convertible Debentures. The terms and provisions of the Offers, Letters of Transmittal and the Notices of Guaranteed Delivery are incorporated into and form part of this Circular. Terms defined in the Offers and the Glossary and not otherwise defined in this Circular shall have the respective meanings given thereto in the Offers and the Glossary unless the context otherwise requires.

The information concerning Agricore contained in this Circular has been taken from or is based upon publicly available information filed with the Canadian securities regulators and other public sources available at the time of the Offers. Neither the Offeror, nor any person acting jointly or in concert with the Offeror nor any of the directors or officers of the Offeror or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by Agricore to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such persons. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Agricore's publicly available information or whether there has been any failure by Agricore to disclose events or facts that may have occurred or may affect the significance or accuracy of any information.

All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

1. The Offeror

The Offeror was formerly constituted by a special act of the Saskatchewan legislature and is now a corporation continued under and governed by the CBCA. The registered office of the Offeror is located in at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9. The Offeror is an integrated and diversified company that is engaged in three distinct but interrelated agri-businesses: (i) grain handling and marketing; (ii) agri-products; and (iii) agri-food processing. It is the largest handler and marketer of grain in Saskatchewan and is one of western Canada's largest marketers of agri-products. Anchored by a Prairie-wide network, the Offeror connects Prairie producers to end-use markets in North America and around the world. The SWP Shares are listed and posted for trading on the TSX under the symbol "SWP".

The authorized capital of the Offeror consists of an unlimited number of SWP Shares. As of October 31, 2006, the Offeror had outstanding 90,250,764 SWP Shares and 88,199 options to purchase SWP Shares.

For the year ended July 31, 2006, the Offeror had revenues of approximately $1,580,200,000 and net earnings of approximately $531,000. At July 31, 2006, total shareholders' equity was approximately $461.4 million.

Further information with respect to the Offeror and the SWP Shares is set forth in Annex A, which is incorporated into and forms a part of the Circular.

Price Range and Trading Volume of SWP Shares

The SWP Shares are listed and posted for trading on the TSX. The following table sets forth, for the periods indicated, the high and low sale prices of the SWP Shares and the volume of trading on the TSX, as compiled by the TSX:

	High ($)	Low ($)	Volume #
2006			
May	8.03	7.33	6,059,949
June	7.86	7.31	3,867,729
July	8.25	7.60	7,308,965
August	8.00	7.51	3,710,028
September	7.87	6.33	5,310,571
October	7.96	6.88	5,866,112
November 1 to November 23	7.40	6.85	8,488,435

Securityholders are urged to obtain a current market quotation for the SWP Shares.

2. Agricore

Agricore is one of Canada's leading agri-businesses, and is the result of the combination of the businesses of United Grain Growers Limited and Agricore Cooperative Ltd. pursuant to a plan of arrangement completed on November 1, 2001. Agricore's operations include sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore was continued under the United Grain Growers Act. Agricore's registered and head office is located at 201 Portage Avenue, 28th Floor, CanWest Global Place, Winnipeg, Manitoba R3C 3A7. The AU Common Shares, AU Series A Preferred Shares and the Convertible Debentures are listed and posted for trading on the TSX under the symbols "AU", "AU.PR.A" and "AU.DB" respectively.

Authorized and Outstanding Capital

The authorized capital of Agricore consists of an unlimited number of AU Common Shares and an unlimited number of preferred shares, issuable in series. The AU Series A Preferred Shares are the only series of preferred shares outstanding. As at July 31, 2006, Agricore's issued and outstanding capital consisted of 45,408,733 AU Common Shares and 1,104,369 AU Series A Preferred Shares.

At July 31, 2006, Agricore also had 1,052,001 options outstanding exercisable into AU Common Shares.

Holders of AU Common Shares are entitled to receive notice of any meeting of Shareholders and to attend and vote at such meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each AU Common Share entitles its holder to one vote. Subject to the prior rights of the holders of the preferred shares, holders of the AU Common Shares are entitled to receive such dividends as Agricore's board of directors may declare out of funds legally available for such dividends. In the event of a liquidation, dissolution or winding up or other distribution of Agricore's assets, the holders of AU Common Shares are entitled to receive all of the property and assets remaining after payment of all of Agricore's liabilities, subject to the prior rights of the holders of the preferred shares. The AU Common Shares are listed and posted for trading on the TSX under the symbol "AU".

Holders of AU Series A Preferred Shares are not entitled to attend or vote at meetings of Shareholders other than at meetings of the holders of AU Series A Preferred Shares. Each holder of an AU Series A Preferred Share is entitled to a cumulative $1.00 fixed dividend payable in annual instalments. The AU Series A Preferred Shares are convertible into AU Common Shares at the option of the holder on a 1:1 basis and are redeemable by Agricore at any time for $24.00 plus accrued dividends. Holders of AU Series A Preferred Shares are entitled to priority on dissolution of an amount equal to the stated capital per AU Series A Preferred Share plus accrued but unpaid dividends plus, if the dissolution is voluntary, an amount equal to the premium on the stated capital which would be payable as part of the redemption price. The AU Series A Preferred Shares are listed and posted for trading on the TSX under the symbol "AU.PR.A".

On November 27, 2002, Agricore issued $105 million aggregate principal amount of Convertible Debentures maturing on November 30, 2007. The Convertible Debentures are listed and posted for trading on the TSX under the symbol "AU.DB".

Certain Reporting and Disclosure Requirements

Agricore is subject to the information and reporting requirements of the securities laws of all of the provinces and territories of Canada and the rules of the TSX. In accordance therewith, Agricore is required to file reports, financial statements and other information with certain Canadian securities regulators and with the TSX relating to its business, financial condition and other matters. Information as of particular dates concerning Agricore's directors and officers, their remuneration, their indebtedness, if any, to Agricore, share options granted to them, the principal holders of securities and any material interests of such persons in transactions with Agricore and other matters is required to be disclosed in proxy statements distributed to the applicable Shareholders and filed with certain Canadian securities regulators and with the TSX and may be inspected at Agricore's offices, as filed with certain Canadian securities regulators at www.sedar.com or through the facilitates of the TSX.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Agricore must send a circular to all Securityholders to which the Offers are made, in connection with the Offers, which circular, together with other information, must disclose any material changes in the affairs of Agricore subsequent to the date of the most recently published financial statements of Agricore.

3. Background to the Offers

The Offeror and its financial advisors met with Agricore's Chief Executive Officer and General Counsel and Vice-President Corporate Affairs on October 19, 2005 to discuss the possibility of combining the two companies. The Offeror highlighted the strategic rationale for such a merger and identified possible synergies and the potential for an improvement in capital structure. Management of Agricore declined to pursue these discussions unless a comprehensive confidentiality and standstill agreement was first entered into. After reviewing the proposed scope and two year term of that agreement, the Offeror decided not to pursue the initiative further at that time.

In the fall of 2006, management of the Offeror reassessed its proposal to combine with Agricore. On October 25, 2006, the Chairman of the Offeror's board and its CEO wrote a letter to and personally contacted the Chairman and the CEO of Agricore. The letter contained a well developed proposal that included the key terms pursuant to which the businesses of both companies could be combined in a manner that would mutually benefit all stakeholders and a proposed method for implementation. Agricore's CEO and Chairman were encouraged to review the information and advised that the Offeror welcomed the opportunity to engage in a dialogue about the merits of the proposal. Agricore's written response dated November 1, 2006 was received approximately nine days after the date of the Offeror's letter. Agricore's letter stated that the proposal would be reviewed at the next meeting of its board of directors. Upon enquiry by the Offeror, management of Agricore confirmed that the next Agricore board meeting would not occur until December 14, 2006, seven weeks after initial contact was made on October 25, 2006. Copies of the written correspondence between the Offeror and Agricore are attached as Annex C hereto.

The Offeror concluded that the response from Agricore's management was an indication that they were not treating the Offeror's proposal as seriously as would be appropriate in the circumstances and that further discussions would likely lead to similar delays as were experienced in the fall of 2005. Accordingly, management of the Offeror reported these circumstances to its board of directors and a decision was made to present an offer directly to the Securityholders. The Chair of the board and the CEO of the Offeror telephoned the offices of the Chairman and the CEO of Agricore to communicate this decision and, subsequently, issued a press release on Tuesday, November 7, 2006 after the close of trading markets announcing the Offeror's intention to make the Offers described in this Circular.

4. Purpose of the Offers and the Offeror's Plans for Agricore

Purpose of the Offers

The purpose of the Offers is to enable the Offeror to acquire all of the Securities of Agricore. If the conditions to the Offers are satisfied or waived by the Offeror and the Offeror takes up and pays for the Securities that are deposited, the Offeror currently expects to expeditiously proceed to a meeting of the Common Shareholders, where the Offeror will seek to pass a resolution authorizing the continuance of Agricore under the CBCA, which is expressly permitted under the United Grain Growers Act and does not require any parliamentary approval. The Offeror also plans to pass a resolution at that meeting that would, immediately following such continuance, replace the board of directors of Agricore with the directors specified under Section 4 of the Offers, "Requisition of Shareholders Meetings". Once these steps have been completed, the Offeror currently expects to expeditiously proceed to acquire all the remaining outstanding Securities by way of a Subsequent Acquisition Transaction. However, the Offeror reserves the right not to propose a Subsequent Acquisition Transaction or to propose such a transaction on terms not described in this Circular.

Plans for Agricore

The Offeror has had an opportunity to review only publicly available information filed with Canadian securities regulatory authorities and other public sources with respect to the operations of Agricore. As a result, the Offeror's plans for Agricore's business are of a general nature and may change when more information becomes available.

If the Offers are successful, the Offeror intends to complete a detailed review of Agricore and its subsidiaries and their respective assets, operations, properties, structures, capitalization, policies, management and personnel with a view to, where appropriate, integrating the businesses carried on by the Offeror and those carried on by Agricore and seeking to maximize potential synergies, which the Offeror estimates, based on publicly available information, to be approximately $60 million per annum. As indicated above, the Offeror expects that it would take the steps necessary to amalgamate the Offeror and Agricore and to otherwise merge their operations.

As discussed in Section 16 of the Circular, "Regulatory Matters", the Common Share Offer is a Notifiable Transaction and is currently being reviewed by the Commissioner to assess its likely impact under the merger provisions of the Competition Act. If, upon completion of her review, the Commissioner determines that the acquisition of the Securities of Agricore would be likely to prevent or lessen competition substantially, the Commissioner may decide to apply to the Tribunal for an order prohibiting the completion of the transaction on an interim or permanent basis or, with the consent of Offeror, requiring the Offeror to take any other action. Such action may include the sale or other disposition of assets of Agricore or the Offeror. Any decision by the Offeror to sell or otherwise dispose of assets of Agricore or the Offeror in order to address any issues raised by the Commissioner will depend upon the outcome of the Commissioner's review.

See also Section 15 of the Circular, ''Information Concerning the Securities — Effect of the Offers on the Market for and Listing of Securities; Public Disclosure by Agricore''.

5. Benefits of the Combination

The discussion below is based on market and business conditions existing as of the date hereof and reflects the Offeror's best estimate of the effects of such integration. There can be no assurance that the benefits discussed below will ultimately be achieved.

The Offeror believes that its proposed combination with Agricore is necessary for the long-term health of Canadian agri-business. Both the Offeror and Agricore are mid-sized players in an industry that is dominated by international companies.

The Canadian grain industry has experienced difficult periods in the past due to a variety of reasons including low commodity prices and bad weather. Canadian agri-business has a history of consolidating during difficult times when business conditions are weak (e.g. following rail line rationalization and drought conditions). Although current business conditions are robust, it is widely acknowledged in the industry that over-capacity is limiting returns and that there are many opportunities to improve efficiencies and build a strong base for the future.

The Offeror and Agricore have an historic opportunity to build a major Canadian agri-business that can compete with the international players. The plan to merge the businesses of the Offeror and Agricore would create a company with scale and scope to compete effectively in a North American and global marketplace.

(a) Pro-rata Sharing of Synergies

Based on each company's 12 months' results for the period ending July 31, 2006 (estimated on the basis set out in Annex B hereto), it is expected that Agricore and SWP would generate proforma pre-synergy Adjusted EBITDA of approximately $218 million. It is estimated that the combined businesses could also achieve significant efficiencies, which would result in estimated synergies of $60 million per year (net of the expected impact of asset rationalizations that the Offeror anticipates it will make) and that this level of savings could be achieved within 18 months following the completion of the combination transaction. These synergies are roughly divided equally between increased efficiencies as a result of (i) fixed cost savings, the elimination of redundancies and better asset utilization in grain handling, (ii) fixed cost savings, the elimination of redundancies and better asset utilization in agri-products, (iii) reductions in overhead, information systems costs and selling, general and administrative costs. The Offeror will continue to evaluate the needs of the combined businesses after it acquires Agricore and make specific determinations as to the changes it wishes to implement. The benefit of these synergies will accrue to future shareholders of the combined entity on a pro rata basis.

(b) Premium to Agricore Securityholders

Usually, business combinations such as the transaction proposed in the Circular are implemented on the basis of share exchange ratios that do not reflect a premium for either party. In the proposed transaction between the Offeror and Agricore, a sizable premium, based on market trading prices immediately before announcement of the Offeror's intention to make the Offers, has been included to the benefit of the Securityholders in order to reflect a fair sharing of the combined businesses by all securityholders.

(c) Superior Product Offerings and Expanded Distribution Systems

Both the Offeror and Agricore operate agri-product retail locations, with SWP primarily operating in Saskatchewan and Agricore having the majority of its operations in Alberta and Manitoba. Together they run approximately 300 sites. The industry is heavily competitive, with 250 competitors at 900 locations Prairie-wide. Both companies have proprietary seed products and offer other high quality services and products including fertilizer and crop protection items. Together the two companies will be able to provide farmers with customized product offerings by bundling proprietary seed varieties, crop inputs, contracting opportunities with grain handling, marketing and transportation services.

The combined business will be a leading Canadian agri-business with superior collection and logistics capability. One of the most important competitive factors for grain handlers is the ability to move commodities efficiently, in particular through 50 and 100 car trainloads. The chart below illustrates the multi-car loading capabilities of SWP and Agricore:


Agricore
SWP
Combined
Industry
180
160
140
120
100
80
60
40
20
0
176
35
14
49
33
11
44
98
16
19
35
66
25s
50s
100s

Approximately 43% of SWP's facilities are capable of loading 100 car trainloads and 25% are 50 car train loaders, while 19% of Agricore's facilities are 100 car train loaders and 39% are 50 car train loaders. The efficiencies created by this combined logistic capability will be beneficial to both producers and shareholders of the combined entity. The ability to load multi-car loads is a strategic advantage. Rail companies offer grain handlers multi-car loading incentives to encourage the efficient movement of commodities through the system. Multi-car loads of 100 cars receive $7 per tonne while 50 cars receive $3 to $4 per tonne. A significant portion of these incentives are passed on to the producer in the form of trucking premiums to lower their cost of getting grain to market. Shareholders also benefit from increased inventory turns and lower operating costs. Combining the two operations will improve the logistics and transportation efficiency of the entire industry.

SWP's agri-food processing business includes wholly owned Can-Oat Milling, the largest industrial oat miller in the world, with operations in Portage la Prairie, Manitoba, Martensville, Saskatchewan and Barrhead, Alberta. SWP also has an interest in Prairie Malt Limited, located in Biggar, Saskatchewan, which processes barley into malt primarily for the brewing industry. These relationships provide SWP and its farm customers with access to demand within the higher margin value-added food processing industry. Agricore is engaged in the livestock services industry with the manufacture and marketing of livestock feed products. New demands are expected for Prairie grown commodities as a result of new ethanol production in Canada and the potential supply requirements for the biodiesel industry. If the two companies were to combine, they would benefit from each other's diversification strategies in value-added downstream processing.

(d) Reduced Business Risk Profile

The combination of the Offeror and Agricore will transfer two generally distinct provincially focussed businesses into a single enterprise with a strong business profile in each of the western grain producing provinces in Canada. While the majority of the Offeror's grain handling assets are in Saskatchewan, Agricore's grain handling assets are more pre-dominant in Alberta and Manitoba.

This expanded geographic coverage will insulate the business risks associated with supplier and producer concentration in any single region and weather related problems that may affect segments of the business in any given year.

Both the Offeror and Agricore operate agri-product retail locations, with the Offeror primarily operating in Saskatchewan and Agricore in Alberta and Manitoba. Together they run approximately 300 sites. The industry has

250 competitors at 900 locations Prairie-wide. Both companies have proprietary seed products and offer other high quality services and products including fertilizer and crop protection items.

(e) Improved Financial Stability and Flexibility

Based on the expected EBITDA numbers set out in Annex A hereto, the Offeror anticipates that the proposed transaction would result in a significant deleveraging of Agricore's balance sheet with total debt to EBITDA decreasing from current levels of approximately 4.4 times to approximately 2.4 times for the combined entity, including proforma realization of expected synergies estimated to be $60 million per year. Similarly, interest coverage is expected to increase from approximately 1.5 times for Agricore to approximately 3.4 times for the combined entity, including proforma realization of expected synergies. The combination would significantly delever Agricore, while providing a prudent balance sheet for future growth initiatives. In addition, Agricore's debt to total capitalization, which is currently 55% as at July 31, 2006, would decrease to approximately 39% in the combined company on a pro forma basis and prior to the benefit of synergies. These debt to total capitalization ratios have been adjusted for $63.4 million of estimated incremental debt incurred by Agricore subsequent to July 31, 2006.

(f) Improved Liquidity

The successful completion of the Offers and Subsequent Acquisition Transaction should result in a combined company with a market capitalization, based on trading prices in effect on November 23, 2006, in excess of $1.2 billion, which should result in increased market liquidity for the common shares of the combined entity relative to current liquidity levels for the Offeror and Agricore individually. As illustrated in the table below, SWP's average daily volume over the past 6 months was approximately 255,035 SWP Shares, whereas Agricore's average monthly volume over the same period was 54,189 AU Common Shares:

	Average Daily Volume	
	SWP	**Agricore**
2006		
May	275,452	22,773
June	175,806	43,293[(1)]
July	365,448	15,771
August	168,638	82,919
September	265,529	67,223
October	279,339	93,154
November 1 to November 23	499,320	251,777
Average Daily Volume (May – October)	255,035	54,189

(1) Symbol changed from "AU.LV" to "AU" in June 2006.

In addition, it is expected that the combined entity would be included in the S&P/TSX Composite Index, as the Offeror is now, providing additional demand and stability for all shareholders.

(g) Securities with Enhanced Voting Interest For Agricore Shareholders

Shareholders are currently entitled to elect three of Agricore's fifteen directors. Under the Offers, Common Shareholders and Debentureholders would receive SWP Shares, which would entitle them to vote on the election of all of the directors of the Offeror.

(h) Improved Performance

The Offeror believes that its combination with Agricore will result in significant improvements in the overall performance of the business, which will bring increased value and growth prospects for all shareholders. Since the insertion of a new management team in 2000, the Offeror has proactively executed strategies designed to address substantial leverage, inefficiencies within core operations and the industry, financial challenges and governance issues. As a result, the Offeror enjoyed one of the strongest balance sheets in the industry as of June 2005. The Offeror has experienced three straight profitable years and its governance model recently ranked 37th out of 204 Canadian corporations in an October 2006 Report on Business corporate governance assessment. These results illustrate that management of the Offeror has been able and empowered to make difficult decisions and execute on its plans in a disciplined and focused manner.

The Offeror believes it can foster the same diligent approach in a combined entity and through the adoption of a "best people, best practices" approach to achieve a successful combination of the businesses and optimal synergy realization. The combined entity will benefit from the strengths and expertise of two leading Canadian agri-businesses, will secure and improve the future for western Canadian agriculture and result in a stronger voice for Canadian farmers. The increased scale and scope of the combined entity would provide it with the basis to compete more successfully on the international stage and allow it to strengthen its relationships with major suppliers. The combined business would establish a platform for growth and continued stability.

6. Business Combination Risks

An investment in SWP Shares involves certain risks. Securityholders should consider the discussion of risks under the heading "Risk Factors" in Annex A hereto in addition to the other information in this document before depositing and exchanging Securities. In addition to historical information, the information in the Offers and accompanying Circular contains "forward-looking" statements about the Offeror's future business and performance, as described under "Forward-Looking Statements". The Offeror's actual operating results, financial performance and the price of SWP Shares may be very different from what the Offeror expects as of the date of the Offers. The risks discussed in Annex A address some specific risks and uncertainties relating to the Offers, the anticipated Subsequent Acquisition Transaction, and the receipt and ownership of SWP Shares as a result of such transactions.

7. Effect of the Offers on Outstanding Indebtedness of Agricore

To the best knowledge of the Offeror, Agricore had, as of September 6, 2006, the following credit facilities in place or indebtedness issued and outstanding: the Convertible Debentures, being $105 million principal amount of 9.00% subordinated convertible debentures due November 30, 2007, a $525 million secured revolving credit facility (the **"Credit Facility"**), a US$138,000,000 senior secured term loan facility, approximately $57,000,000 in long-term notes referred to by Agricore as "Series A notes" and "Series B notes", approximately $95,000,000 in long-term notes referred to by Agricore as "Term Notes", approximately $22,000,000 in member and employee loans, a securitization program in respect of Canada Wheat Board receivables and $42,500,000 in respect of term notes referred to by Agricore as "Cascadia Series B Notes".

Convertible Debentures

The Trust Indenture in respect of the Convertible Debentures contains covenants relating to, among other things, a "Change of Control" of Agricore. A Change of Control of Agricore means the acquisition of voting control or direction over 75% or more of the voting common shares of Agricore, provided that a Change of Control will be deemed not to have occurred if the acquiring "Person" (as defined in the Trust Indenture) is a "Permitted Investor." A Permitted Investor means, in respect of a Change of Control, a corporation (i) with outstanding debt securities having a maturity of original issuance of at least one year that are rated "Investment Grade" (as defined below) for a period of at least 30 consecutive calendar days beginning on the date on which the Change of Control has occurred or (ii) that has "Total Common Equity" (as defined below) as of the date on which the Change of Control has occurred and as of the trading day immediately following such date of at least $500 million. As of November 23, 2006 the Total Common Equity of the Offeror was in excess of $500 million and the Offeror therefore expects that it will qualify as a Permitted Investor on the Expiry Date.

Upon the occurrence of a Change of Control, Agricore would be obligated to make an offer to purchase all outstanding Convertible Debentures at a purchase price not less than 101% of the principal amount thereof, plus accrued and unpaid interest to the date which the "Change of Control" has occurred, in accordance with the procedures set out in the Trust Indenture.

For the purpose of the foregoing disclosure:

"**Investment Grade**" means a rating equal to or higher than BBB by Standard & Poor's Ratings Services or BBB(low) by Dominion Bond Rating Service Limited (or the equivalent rating by any of their respective successor rating agency businesses); and

"**Total Common Equity**" of any Person means, as of the date of determination, the product of the aggregate number of common shares of such Person outstanding on such date and the volume weighted average trading price of such common shares on the principal exchange or market on which such common shares are traded for the 20 consecutive trading days ending on the Business Day (as defined in the Trust Indenture) preceding such date.

Other Indebtedness

The Offeror has not had access to the documentation relating to Agricore's other credit facilities and indebtedness listed above (other than the Convertible Debentures), as this documentation has not been publicly filed by Agricore. A "Change of Control" of Agricore may be defined more restrictively under such documentation and may constitute an event of default or trigger mandatory repayment provisions under such documentation.

8. Effect of the Offers on Severance Arrangements

Agricore's public disclosure does not discuss the severance payments or other benefits, if any, to which its executives are entitled if their employment is terminated following a change of control. Information with respect to the terms of the Offeror's executive employment contracts, including severance arrangements, can be found under the heading "Termination of Employment, Change in Control and Employment Contracts" in its management information circular dated November 1, 2006, which is incorporated by reference herein.

9. Holdings of Securities of Agricore

No outstanding securities of Agricore of any class are owned, nor is control or direction over any outstanding securities of any class of Agricore exercised, by any director or senior officer of the Offeror nor, to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry, by any associate of any such director or senior officer, by any person or company holding more than 10% of any class of equity securities of the Offeror, or by any person or company acting jointly or in concert with the Offeror in connection with the Offers.

10. Trading in Securities of Agricore

No securities of Agricore, including the Securities, have been traded during the six-month period preceding the date of the Offers by the Offeror, by any director or senior officer of the Offeror or, to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry, by any associate of any director or senior officer of the Offeror, by any person or company holding more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror.

11. Commitments to Acquire Securities

Other than pursuant to the Offers, neither the Offeror nor any of its directors or senior officers, nor, to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry, any associate of any director or senior officer of the Offeror, any person or company holding more than 10% of any class of equity securities of the Offeror or any person acting jointly or in concert with the Offeror, has entered into any commitments to acquire any securities of Agricore.

12. Arrangements, Agreements or Understandings

There are no formal or informal arrangements, agreements or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Agricore and no payment or other benefit is proposed to be made or given by the Offeror to any of the directors or senior officers of Agricore by way of compensation for loss of office or for remaining in or retiring from office as a result of the Offers. There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any Securityholder with respect to the Offers or between the Offeror and any person with respect to any securities of Agricore in relation to the Offers.

13. Material Changes and Other Information

The Offeror is not aware of any information which indicates any material change in the affairs of Agricore since the date of the last published financial statements of Agricore, other than has been publicly disclosed by Agricore or as disclosed in this Circular. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Securityholders to accept or reject the Offers.

14. Source of Offered Consideration

The Offeror will issue SWP Shares to Common Shareholders and Debentureholders who tender their AU Common Shares and Convertible Debentures under the Common Share Offer and Debenture Offer, as the case may be. Fractional SWP Shares will not be issued. Cash shall be paid to such Common Shareholders and Debentureholders in lieu of any fractional SWP Shares payable under these Offers. The Offeror has the necessary funds to make all cash payments to be made under the Common Share Offer and Debenture Offer.

If all of the AU Series A Preferred Shares that are issued and outstanding as of July 31, 2006 are tendered to the Preferred Share Offer and are taken up and paid for, the total cash consideration required to purchase such AU Series A Preferred Shares would be approximately $26.5 million, plus any accrued and unpaid dividends to the date the AU Series A Preferred Shares are taken up under the Preferred Share Offer. The Offeror intends to pay for the AU Series A Preferred Shares and any accrued and unpaid dividends using cash on hand or by drawing under existing committed credit facilities.

15. Information Concerning the Securities

Price Range and Trading Volume of AU Common Shares

The AU Common Shares are listed and posted for trading on the TSX under the symbol "AU". The following table sets forth, for the periods indicated, the high and low trading prices per AU Common Share and the volume of trading of the AU Common Shares on the TSX, as compiled by the TSX:

	High ($)	Low ($)	Volume #
2006			
May	8.44	7.64	501,001
June	8.19	7.45	952,436[1]
July	8.12	7.63	315,420
August	8.26	7.63	1,824,208
September	8.12	7.67	1,344,453
October	9.03	7.77	1,956,240
November 1 to November 23	10.45	8.08	4,280,216

(1) Symbol changed from "AU.LV" to "AU" in June 2006.

The Offeror announced its intention to make the Common Share Offer for all of the AU Common Shares on November 7, 2006. The closing price of the AU Common Shares on the TSX on November 7, 2006, the last day on which the AU Common Shares traded prior to the announcement by the Offeror of its intention to make the Offers, was $8.24. The closing price of the AU Common Shares on the TSX on November 23, 2006 was $10.24.

Price Range and Trading Volume of AU Series A Preferred Shares

The AU Series A Preferred Shares are listed and posted for trading on the TSX under the symbol "AU.PR.A". The following table sets forth, for the periods indicated, the high and low trading prices per AU Series A Preferred Share and the volume of trading of the AU Series A Preferred Shares on the TSX, as compiled by the TSX:

	High ($)	Low ($)	Volume #
2006			
May	16.46	15.60	3,188
June	16.48	16.48	794
July	16.75	16.55	1,657
August	17.25	15.25	8,635
September	17.00	16.02	9,437
October	16.95	15.22	6,931
November 1 to November 23	23.00	15.70	23,646

The Offeror announced its intention to make the Preferred Share Offer for all of the AU Series A Preferred Shares on November 7, 2006. The closing price of the AU Series A Preferred Shares on the TSX on November 3, 2006, the last day on which the AU Series A Preferred Shares traded prior to the announcement by the Offeror of its intention to make the Offers, was $16.50. The closing price of the AU Series A Preferred Shares on the TSX on November 23, 2006 was $21.56.

Price Range and Trading Volume of Convertible Debentures

The Convertible Debentures are listed and posted for trading on the TSX under the symbol "AU.DB". The following table sets forth, for the periods indicated, the high and low trading prices per $100.00 principal amount of Convertible Debentures and the volume of trading of the Convertible Debentures on the TSX, as compiled by the TSX

	High ($)	Low ($)	Volume #
2006			
May(1)	—	—	—
June	108.00	106.00	590
July	108.00	108.00	310
August	117.80	106.03	136,350
September	108.99	106.02	60,630
October	120.00	109.99	19,280
November 1 to November 23	139.05	125.00	8,670

(1) There were no trades involving the Convertible Debentures in May 2006.

The Offeror announced its intention to make the Debenture Offer for all of the Convertible Debentures on November 7, 2006. The closing price of the Convertible Debentures on the TSX on October 26, 2006, the last day on which the Convertible Debentures traded prior to the announcement by the Offeror of its intention to make the Offers, was $119.00. The closing price of the Convertible Debentures on the TSX on November 22, 2006 was $137.12.

Effect of the Offers on the Market for and Listing of Securities; Public Disclosure by Agricore

The purchase of Securities by the Offeror pursuant to the Offers will reduce the number of Securities that might otherwise trade publicly as well as the number of Securityholders and, depending on the number of Securityholders depositing and the number of Securities purchased under the Offers, would likely adversely affect the liquidity and market value of the remaining Securities held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Securities from such exchange. Among such criteria are the number of Securityholders, the number of Securities publicly held and the aggregate market value of the Securities publicly held. If a sufficient number of Securities are purchased under the Offers, the Securities may fail to meet the criteria for continued listing on the TSX and, in that event, the Securities may be delisted from the TSX after completion of the Offers or any Subsequent Acquisition Transaction.

If the Offeror acquires the Securities not deposited under the Offers pursuant to a Subsequent Acquisition Transaction or otherwise, it is the intention of the Offeror to apply to delist the Securities from the TSX as soon as practicable after completion of such acquisition.

After the purchase of the Securities under the Offers, Agricore may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for Agricore to request the elimination of the public reporting requirements of any province where a small number of Securityholders reside. If permitted by applicable law, subsequent to the completion of the Offers or a Subsequent Acquisition Transaction, if there are fewer than 15 Securityholders in any province and fewer than 51 Securityholders in total in Canada, the Offeror may cause Agricore to cease to be a reporting issuer under the securities laws of each such province. See Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers".

16. Regulatory Matters

In connection with the Offers, the approval on terms and conditions satisfactory to the Offeror of various regulatory authorities is required. The principal approvals required are described below.

Competition Act (Canada)

Under Part IX of the Competition Act, certain transactions involving the acquisition of voting shares require prior notification to the Commissioner. If a transaction is subject to the notification requirement (a "**Notifiable Transaction**"), notification must be made on the basis of either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). A Notifiable Transaction may not be completed until the applicable statutory waiting period has expired, unless the Commissioner has completed her review prior to that time and has advised the parties that she does not then intend to challenge the transaction.

The Common Share Offer is a Notifiable Transaction. Accordingly, on November 10, 2006, the Offeror made a long-form filing with the Commissioner, the waiting period in respect of which will expire on December 22, 2006. Upon receipt of the Offeror's long-form filing, the Commissioner was required by the Competition Act to notify Agricore that the Commissioner had received the prescribed long-form information from the Offeror. Agricore was required by the Competition Act to supply the Commissioner with the prescribed long-form information within 20 days after being so notified.

The Commissioner's review of a Notifiable Transaction may take longer than the statutory waiting period, depending upon whether the transaction is classified by the Commissioner as complex or very complex. Once the complexity of a Notifiable Transaction has been determined, the Commissioner endeavours to complete her review of the transaction within specified time periods: within 10 weeks, in the case of complex transaction; and within five months, in the case of very complex transaction. As of the date of this Circular, the Offeror had not yet been advised by the Commissioner regarding the complexity classification of the Common Share Offer.

Upon completion of the Commissioner's review of a Notifiable Transaction, the Commissioner may decide: (i) to issue a "no-action" letter indicating that the Commissioner is of the view that grounds do not then exist to initiate proceedings before the Tribunal under the merger provisions of the Competition Act in respect of the transaction, while preserving, during the three year period following completion of the transaction, her authority to initiate such proceedings; or (ii) if the Commissioner concludes that the transaction is likely to prevent or lessen competition substantially, to challenge the transaction by applying to the Tribunal for an order (a) prohibiting the completion of the transaction on an interim or permanent basis, or (b) with the consent of the person against whom the order is directed, requiring that person to take any other action.

The obligation of the Offeror to complete the Offers is subject to the condition that the 42-day statutory waiting period shall have expired and that the Commissioner shall have issued a favourable "no-action" letter satisfactory to the Offeror in its sole discretion. Based on the Offeror's assessment to date of publicly available information, the Offeror believes that the Commissioner will allow the Offers to proceed without challenge on terms that will be acceptable to the Offeror, although no assurances can be made in this regard.

Hart-Scott-Rodino Act (United States)

Under the HSR Act, the parties to certain transactions involving the acquisition of voting securities, certain non-corporate interests or assets are required to notify the Premerger Notification Office of the Federal Trade Commission ("**FTC**") and the Antitrust Division of the United States Department of Justice ("**DOJ**") that the transaction is proposed and observe a statutory waiting period. Both parties to a reportable transaction must file a Notification and Report Form (the "**Notification Form**") with the FTC and the DOJ. In the case of a non-cash tender offer, once each of the FTC and DOJ has received the acquiring party's Notification Form, and FTC has received the filing fee: (1) the acquired party must file its Notification Form no later than 5 p.m. Eastern Time on the fifteenth calendar day following the receipt by the acquired party of a notice from the acquiring party that it has filed its Notification Form and (2) a 30-day waiting period ensues during which time the FTC and the DOJ will assess whether the proposed transaction violates the antitrust laws of the United States. Although the waiting period is generally 30 days, in the case of a tender offer, the acquiring party may request early termination of the waiting period, but early termination will not be granted until after the acquired party has filed its Notification Form.

If either the FTC or the DOJ determines during the waiting period that further inquiry is necessary, either agency may request additional information or documentary materials from any person who has filed a Notification Form in respect of the proposed transaction. Such a second request extends the waiting period for a specified period, usually 30 days after all parties have complied with the request for additional information or documentary materials.

The Common Share Offer is reportable under the HSR Act because the parties to the transaction meet the HSR Act's size-of-person threshold and, as a result of the transaction, the Offeror will acquire voting securities of Agricore with a value in excess of U.S.$56.7 million. The Offeror intends to file its Notification Form with the FTC and the DOJ and request early termination of the 30-day waiting period. The obligation of the Offeror to complete the Offers is subject to the condition that the waiting period shall have expired or been terminated by the FTC and the DOJ.

Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offers on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Insurance Companies Act (Canada)

Under the Insurance Act, certain transactions involving the direct or indirect acquisition of shares of a company regulated thereunder require the approval of the Minister of Finance. The Offers involve an indirect acquisition of shares of a company in respect of which the Offeror intends to apply to the Minister of Finance for approval. The obligation of the Offeror to complete the Offers is subject to the condition that the Offeror shall have received all necessary regulatory approvals, which includes the consent and approval of the Minister of Finance under the Insurance Act.

17. Acquisition of Securities Not Deposited Under the Offers

AU Common Shares

If sufficient AU Common Shares are tendered to the Common Share Offer, the Offeror currently intends to continue Agricore under the CBCA and to consider various means of acquiring, directly or indirectly, all of the AU Common Shares in accordance with applicable law, including, by way of example by means of an arrangement, reclassification, consolidation, capital reorganization, amalgamation, merger or other combination of Agricore with the Offeror or one or more of the Offeror's entities, on such terms and conditions as the Offeror, at the time, believes to be appropriate (each, a "**Subsequent Acquisition Transaction**"). To effect a Subsequent Acquisition Transaction, the Offeror may seek to cause one or more special meetings of Shareholders to be called to consider such a transaction. The detailed terms of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the holders of AU Common Shares, would necessarily be subject to a number of considerations, including the number of AU Common Shares acquired pursuant to the Common Share Offer. The Offeror's current intention is that the consideration to be paid to holders of AU Common Shares pursuant to any Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Common Share Offer.

If a Subsequent Acquisition Transaction were to be consummated, holders of the AU Common Shares may, under the CBCA and/or the United Grain Growers Act, have the right to dissent and demand payment of the fair value of their AU Common Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to those dissenting holders for their AU Common Shares. The fair value of the AU Common Shares so determined could be more or less than the amount paid per security pursuant to the Subsequent Acquisition Transaction or the Common Share Offer. Any such judicial determination of the fair value of the AU Common Shares could be based upon considerations other than, or in addition to, the market price of the AU Common Shares.

AU Series A Preferred Shares

It is the Offeror's current intention to take up and pay for AU Series A Preferred Shares tendered to the Preferred Share Offer only if it takes up and pays for AU Common Shares under the Common Share Offer. In that event, after taking up and paying for the AU Series A Preferred Shares tendered to the Preferred Share Offer: (i) if less than 75% of the AU Series A Preferred Shares have been tendered and the Offeror has decided to exercise its discretion to waive the minimum tender condition for the AU Series A Preferred Shares, the Offeror may cause Agricore to redeem all of the AU Series A Preferred Shares not tendered to the Preferred Share Offer pursuant to the terms of Agricore's by-laws; or (ii) if more than 75% of the AU Series A Preferred Shares have been tendered, the Offeror may cause

Agricore to redeem all of the AU Series A Preferred Shares not tendered to the Preferred Share Offer pursuant to the terms of Agricore's by-laws or may pursue other means of acquiring, directly or indirectly, all of the AU Series A Preferred Shares in accordance with applicable law, including, by way of example, a Subsequent Acquisition Transaction as described under the heading "AU Common Shares" above. The Offeror's current intention is that the consideration to be paid to holders of AU Series A Preferred Shares pursuant to any Subsequent Acquisition Transaction will be equal in amount to and in the same form as that payable under the Preferred Share Offer.

Securities Law Requirements for Business Combinations

Rule 61-501, Regulation Q-27, and the regulations to securities legislation in certain of the provinces and territories of Canada (collectively, the "**Regulations**") may deem certain types of Subsequent Acquisition Transactions, including the transactions described above, to be "business combinations" in the case of Rule 61-501 or "going private transactions" in the case of Regulation Q-27 and the Regulations, if those Subsequent Acquisition Transactions would result in the interest of a holder of AU Shares ("**affected securities**") being terminated without the consent of the holder, subject to certain exceptions under Rule 61-501 and Regulation Q-27, and in the case of the Regulations, if the transaction does not provide for the substitution therefor of an interest of equivalent value in a participating security of Agricore, a successor to the business of Agricore, a person who controls Agricore or a person who controls a successor to the business of Agricore. Those methods of acquiring the remaining outstanding AU Shares may also be "related party transactions" within the meaning of Rule 61-501 and Regulation Q-27, although Rule 61-501 and Regulation Q-27 also provide an exemption from related party transaction requirements where the transaction is also a business combination, in the case of Rule 61-501, or a going private transaction, in the case of Regulation Q-27.

Rule 61-501, Regulation Q-27 and the Regulations provide that, unless exempted, an issuer proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of that valuation.

In connection with any Subsequent Acquisition Transaction, the Offeror intends to rely upon the exemption contained in Paragraph 5 — Second Step Business Combination in Section 4.4 of Rule 61-501 in that: (a) the business combination in respect of Agricore will be effected by the Offeror or an affiliate of the Offeror following the formal bid constituted by the Share Offers and will be in respect of the AU Common Shares and/or AU Series A Preferred Shares that will be the subject of the bid contemplated hereby; (b) the business combination will be completed no later than 120 days after the expiry of the Share Offers; (c) the consideration per AU Share paid by the Offeror or an affiliate of the Offeror in the business combination (i) will be at least equal in value to the consideration per AU Share that is being paid under the Share Offers and (ii) will, in the case of AU Common Shares, be in SWP Shares and, in the case of AU Series A Preferred Shares, be in cash, which is the same form as the consideration per AU Share being paid by the Offeror under the Share Offers; (d) the intent of the Offeror to effect a business combination is disclosed in the Share Offers and this Circular; and (e) the Share Offers and Circular disclose that (i) if the Offeror acquires AU Shares under the Share Offers, the Offeror intends to acquire the remainder of the AU Shares under a Subsequent Acquisition Transaction and (ii) the tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder having its AU Common Shares or AU Series A Preferred Shares acquired pursuant to the Share Offers. See Section 18 of this Circular, "Canadian Federal Income Tax Considerations".

To the extent required, the Offeror intends to rely on available exemptions or to seek waivers under Regulation Q-27 and the Regulations exempting Agricore or the Offeror or its affiliates, as appropriate, from the requirement to prepare any valuation in connection with a Subsequent Acquisition Transaction.

To complete a business combination or going private transaction, Rule 61-501 and Regulation Q-27, as applicable, require that, in addition to any other required securityholder approval, the approval of a majority of the votes cast by "minority" holders of the affected securities be obtained. The necessary level of approval by the holders of the affected securities required to complete a business combination or going private transaction is a simple majority. In relation to the Share Offers and any Subsequent Acquisition Transaction which constitutes a business combination or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all holders of AU Shares other than the Offeror or any related party of the Offeror, including affiliates of the Offeror, directors and senior officers of the Offeror and of affiliates of the Offeror, or any person or company acting jointly or in concert with any of the foregoing persons and any person who is a "related party" of the Offeror as defined by Rule 61-501. Rule 61-501 and Regulation Q-27 also provide that the Offeror generally may treat AU Shares acquired pursuant to the Share Offers as securities held by minority Shareholders and to vote them, or to consider them voted, in favour of that business combination or going private transaction if, among other things, the consideration per AU Share in the Subsequent Acquisition Transaction is at least equal in value to the consideration pursuant to the Share Offers and is in the same form as the consideration pursuant to the Share Offers. The Offeror currently intends that the consideration under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration under the Share Offers and believes that the required disclosure has been provided in this Circular. The Offeror intends to cause AU Shares acquired under the Share Offers to be voted in favour of any such transaction and to be counted as part of the minority approval required in connection with any such transaction.

In addition, under Rule 61-501 and Regulation Q-27 if, following the Offers, the Offeror and its affiliates are the beneficial owners of 90% or more of the affected securities at the time the business combination or going private transaction is initiated, the requirement for minority approval under Rule 61-501 or Regulation Q-27 would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the holders of the affected securities.

If a Subsequent Acquisition Transaction were to be consummated, holders of the AU Shares may, under the CBCA and/or the United Grain Growers Act, have the right to dissent and demand payment of the fair value of their AU Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to those dissenting holders for their AU Shares. The fair value of the AU Shares so determined could be more or less than the amount paid per security pursuant to the Subsequent Acquisition Transaction or the Share Offers. Any such judicial determination of the fair value of the AU Shares could be based upon considerations other than, or in addition to, the market price of the AU Shares.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction.

Convertible Debentures

Debentureholders should note that if a Subsequent Acquisition Transaction is completed pursuant to which the Offeror acquires all of the AU Common Shares not tendered to the Common Share Offer, Debentureholders will cease to have the right to acquire AU Common Shares on conversion of their Convertible Debentures but rather will have the right to convert their Convertible Debentures into the kind and amount of securities or property that such holder would have received in connection with such Subsequent Acquisition Transaction had the Convertible Debentures held by such holder been converted into AU Common Shares immediately prior to the completion of such Subsequent Acquisition Transaction, subject to any requirements necessary to ensure that the interest payable on the Convertible Debentures will be and will remain exempt from Canadian withholding tax.

It is the Offeror's current intention to take up and pay for Convertible Debentures tendered to the Debenture Offer only if it takes up and pays for AU Common Shares under the Common Share Offer. In that event, the Offeror's current intention is to take up and pay for the Convertible Debentures tendered to the Debenture Offer and to cause Agricore either to redeem all of the Convertible Debentures that were not tendered to the Debenture Offer in accordance with the terms of the Trust Indenture or, if more than 90% of the aggregate principal amount of the Convertible Debentures have been tendered, to acquire the remaining Convertible Debentures pursuant to a compulsory acquisition (if such right is available) in accordance with the terms of the Trust Indenture, unless the Offeror elects not to pursue such right.

In the event that the Offeror has acquired all or substantially all of the AU Common Shares pursuant to the Common Share Offer or a Subsequent Acquisition Transaction, then it is unlikely that Agricore would be able to satisfy the listing conditions of the TSX in respect of the AU Common Shares issuable upon conversion of the Convertible Debentures.

Other Alternatives

If the Offeror decides not to, or is unable to, effect a Subsequent Acquisition Transaction involving Agricore, or if the Offeror proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approvals, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Securities in transactions exempt from the take-over bid rules, in another take-over bid or taking no further action to acquire additional Securities. Any additional purchases of Securities could be at a price greater than, equal to or less than the price paid for Securities under the Offers and could be for cash, SWP Shares or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Securities acquired pursuant to the Offers or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror which may vary from the price paid for Securities under the Offers. The tax consequences to a Securityholder of such alternatives may differ from the tax consequences to such Securityholder of having its Securities acquired pursuant to the Offers.

18. Canadian Federal Income Tax Considerations

In the opinion of Torys LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "**Tax Act**") generally applicable to a Securityholder who deposits Securities pursuant to the Offers or otherwise disposes of Securities pursuant to certain transactions described under Section 17 of this Circular, "Acquisition of Securities Not Deposited Under the Offers".

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**"). The summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form currently proposed, if at all. This summary does not otherwise take into account or anticipate any changes of law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from federal income tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Securityholder to whom the Offers are made. Accordingly, Securityholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Securityholders Resident in Canada

This portion of the summary is applicable only to Securityholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Securities as capital property, deal at arm's length with Agricore and the Offeror and are not affiliated with Agricore or the Offeror. Certain Securityholders whose Securities might not otherwise be considered to be capital property may be entitled to have their Securities deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This summary does not apply to "financial institutions" within the meaning of section 142.2 of the Tax Act or to "specified financial institutions" as defined in the Tax Act and such institutions are advised to consult their own tax advisors.

Exchange Pursuant to the Common Share Offer

A Common Shareholder who exchanges AU Common Shares for SWP Shares pursuant to the Common Share Offer will be deemed to have disposed of such AU Common Shares for proceeds of disposition equal to the adjusted cost base to the Common Shareholder of such AU Common Shares immediately before the exchange, and to have acquired the SWP Shares received in exchange for such AU Shares at a cost equal to that amount, unless the Common Shareholder elects to treat the exchange as a taxable transaction as described below. The cost of the SWP Shares so acquired will generally be averaged with the cost of other SWP Shares previously held by the Common Shareholder.

Based on the current administrative practices of the CRA, a Common Shareholder who does not elect to treat the exchange as a taxable transaction, and who receives cash not exceeding $200.00 in lieu of a fraction of a SWP Share, may reduce the adjusted cost base of the SWP Shares received by the amount of such cash. Alternatively, the capital gain or capital loss otherwise arising on the disposition of the fraction of the SWP Share that is disposed of for such cash may be reported by such Common Shareholder.

A Common Shareholder may elect to treat the exchange of AU Common Shares for SWP Shares as a taxable transaction by including in computing the Common Shareholder's income for the taxation year in which the exchange occurs any portion of the capital gain or capital loss, otherwise determined, from the disposition of the AU Common Shares exchanged, and by reporting such inclusion in the Common Shareholder's income tax return for such year. The capital gain (or capital loss) realized on such exchange will be equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Common Shareholder of the AU Common Shares immediately before such exchange. The cost to the Common Shareholder of the SWP Shares received in exchange for such AU Common Shares will be equal to the fair market value of such AU Common Shares immediately before the exchange. Such a cost will generally be averaged with the cost of other SWP Shares previously held by the Common Shareholder.

Disposition of AU Series A Preferred Shares pursuant to the Preferred Share Offer

A Preferred Shareholder whose AU Series A Preferred Shares are taken up and paid for under the Preferred Share Offer will be considered to have disposed of such Shares for purposes of the Tax Act. On such disposition, the Preferred Shareholder will realize a capital gain (or a capital loss) in respect of the Shares so disposed of to the extent that proceeds of disposition received by the Preferred Shareholder for such Shares exceed (or are less than) the total of the adjusted cost base to the Preferred Shareholder of such Shares and any reasonable costs of disposition.

Disposition of Debentures pursuant to the Debenture Offer

A Debentureholder whose Convertible Debentures are taken up and paid for pursuant to the Debenture Offer will be considered to have disposed of such Convertible Debentures for purposes of the Tax Act. On such disposition, the Debentureholder will realize a capital gain (or a capital loss) in respect of the Convertible Debentures so disposed of to the extent that proceeds of disposition received by the Debentureholder for such Convertible Debentures exceed (or are less than) the total of the adjusted case base to the Debentureholder of such Convertible Debentures and any reasonable costs of disposition. A Debentureholder's proceeds of disposition on the exchange of such Convertible Debentures will be the fair market value of the SWP Shares received on the exchange. A Debentureholder will receive 0.18 SWP Shares for every $1.00 of accrued and unpaid interest to the date the Convertible Debentures are taken up under the Debenture Offer. The fair market value of such SWP Shares received in respect of the accrued and unpaid interest will not be included in computing the Debentureholder's proceeds of disposition of the Convertible Debentures for the purposes of computing the Debentureholder's capital gain (or capital loss). In the event that the fair market value of the SWP Shares received is less than the accrued and unpaid interest, the Debentureholder may be entitled to a deduction for the amount of such shortfall.

The Debentureholder will also be required to include in income the greater of: (i) the fair market value of the SWP Shares received in respect of the accrued and unpaid interest, and (ii) the amount of interest accrued or deemed to accrue on the Convertible Debentures from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Debentureholder's income for the taxation year or previous taxation year.

Capital Gains and Capital Losses

A Securityholder will be required to include one-half of the amount of any capital gain (a "**taxable capital gain**") in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") against taxable capital gains realized in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising on the disposition of AU Shares by a Shareholder which is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received on such AU Shares (or on certain other shares where the AU Shares have been acquired in exchange for such shares). Any such reduction will not occur where the corporate Shareholder owned the relevant AU Shares continuously for 365 days, or longer, immediately before the disposition and such Shareholder (together with persons with which it did not deal at arm's length) did not own more than 5% of the shares of any class of Agricore at the time the relevant dividends were received or deemed to have been received. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns AU Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Securityholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of $6\frac{2}{3}\%$ determined by reference to its aggregate investment income for the year, which is defined to include interest in certain cases and an amount in respect of taxable capital gains. The realization of a capital gain by an r)

individual or trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

Subsequent Acquisition Transaction

As described under Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers", if the Offeror does not acquire all of the AU Common Shares or AU Series A Preferred Shares, the Offeror may propose other means of acquiring the remaining issued and outstanding AU Common Shares or AU Series A Preferred Shares. It is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction be at least equal in value to the consideration offered under the Share Offers.

The tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their AU Common Shares or AU Series A Preferred Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of a triangular or three corner amalgamation pursuant to which Agricore will amalgamate with a wholly-owned subsidiary of the Offeror. Under the amalgamation agreement, the Offeror will receive shares of the amalgamated corporation and the Shareholders that have not deposited their AU Common Shares or AU Series A Preferred Shares pursuant to the Share Offers will receive SWP Shares. A Shareholder who receives SWP Shares in exchange for its AU Common Shares or AU Series A Preferred Shares on the amalgamation will realize neither a capital gain nor a capital loss as a result of the amalgamation. Such Shareholder will be considered to have disposed of its AU Common Shares or AU Series A Preferred Shares for proceeds of disposition equal to the adjusted cost base of its AU Common Shares or AU Series A Preferred Shares immediately before the amalgamation and to have acquired SWP Shares at an aggregate cost equal to such proceeds of disposition. The Shareholder's cost of such SWP Shares must be averaged with the adjusted cost base of all other SWP Shares held by the Shareholder as capital property to determine the holder's adjusted cost base of such SWP Shares.

Under the current administrative practice of the CRA, Shareholders who exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their AU Common Shares or AU Series A Preferred Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Shareholders should consult with their own tax advisors in this regard. Any interest awarded to a Shareholder by a court will generally be included in the Shareholder's income for purposes of the Tax Act.

As an alternative to the amalgamation discussed above, the Offeror may propose an amalgamation structured in a different manner than the one described above, a statutory arrangement, capital reorganization or other transaction, the tax consequences of which may differ from those arising on the disposition of AU Common Shares or AU Series A Preferred Shares under the Share Offers or the amalgamation involving Agricore described above. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Shareholder.

Redemption of AU Series A Preferred Shares

As described under Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers", if less than 75% of the AU Series A Preferred Shares have been tendered and the Offeror has decided to exercise its discretion to waive the minimum tender condition for the AU Series A Preferred Shares, the Offeror currently intends to cause Agricore to redeem all of the AU Series A Preferred Shares not tendered to the Preferred Share Offer pursuant to the terms of Agricore's by-laws. If more than 75% of the AU Series A Preferred Shares have been tendered, the Offeror may also cause Agricore to redeem the remaining AU Series A Preferred Shares pursuant to the terms of Agricore's by-laws. Upon the redemption of the AU Series A Preferred Shares, the holder thereof would be deemed to have received a dividend (subject to the application of subsection 55(2) of the Tax Act to the holders of AU Series A Preferred Shares that are corporations, as discussed below) equal to the amount, if any, by which the redemption price of the AU Series A Preferred Shares exceeds the paid-up capital of their AU Series A Preferred Shares for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Subsection 55(2) of the Tax Act provides that, where a Preferred Shareholder that is a corporation is deemed to receive a dividend, in certain circumstances the deemed dividend may be treated as proceeds of disposition of the AU Series A Preferred Shares for the purpose of computing the Preferred Shareholder's capital gain. Accordingly, corporate Preferred Shareholders should consult their own tax advisors for specific advice with respect to the potential application of this provision in computing the Preferred Shareholder's capital gain on the redemption of AU Series A Preferred Shares described above. Subject to the potential application of this provision, dividends deemed to be received by a corporation as a result of the redemption of the AU Series A Preferred Shares will generally be included in computing income, but normally will also be deductible in computing its taxable income.

A Preferred Shareholder that is a ''private corporation'' or a ''subject corporation'', as such terms are defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends deemed to be received on the AU Series A Preferred Shares to the extent that such dividends are deductible in computing such corporation's taxable income.

In the case of a Preferred Shareholder who is an individual (other than certain trusts), dividends deemed to be received as a result of the redemption of the AU Series A Preferred Shares will be included in computing the Preferred Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Draft legislation released by the Minister of Finance (Canada) on October 16, 2006 proposes to enhance the gross-up and dividend tax credit for eligible dividends received after 2005 from taxable Canadian corporations such as Agricore. Eligible dividends will generally include dividends paid after 2005 by taxable Canadian corporations, where those dividends have been designated as eligible dividends by the dividend-paying corporation.

Redemption of Debentures

As described under Section 17 of the Circular, ''Acquisition of Securities Not Deposited Under the Offers'', if the Offeror takes up and pays for AU Common Shares under the Common Share Offer, it is the Offeror's current intention either to cause Agricore to redeem all of the Convertible Debentures that were not tendered to the Debenture Offer in accordance with the terms of the Trust Indenture or, if more than 90% of the aggregate principal amount of Convertible Debentures have been tendered, to acquire the remaining Convertible Debentures pursuant to a compulsory acquisition (if such right is available) in accordance with the terms of the Trust Indenture, unless the Offeror elects not to pursue such right. A Debentureholder whose Convertible Debentures are thereafter redeemed will be considered to have disposed of such Convertible Debentures upon redemption for proceeds of disposition equal to the cash redemption amount received by the Debentureholder (other than any amount received or deemed received as interest) on such redemption. The Debentureholder may realize a capital gain (or capital loss) on the redemption that would be treated in the manner described above under ''Disposition of Convertible Debentures pursuant to the Debenture Offer'' and ''Capital Gains and Capital Losses''.

Potential Delisting

As described under Section 15 of this Circular, ''Information Concerning the Securities — Effect of the Offers on the Market for and Listing of Securities; Public Disclosure by Agricore'', the Securities may be delisted from the TSX. In certain circumstances, a delisting could adversely affect a Securityholder that is a trust governed by a registered retirement savings plan (or other deferred income plan) by subjecting such Securityholder to certain taxes and penalizing provisions under the Tax Act, and Securityholders who may be so affected should consult their own tax advisors in this regard.

Securityholders Not Resident in Canada

This portion of the summary is applicable only to Securityholders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, do not carry on business in Canada, deal at arm's length with the Offeror and Agricore, hold their Securities as capital property and do not use or hold, and are not deemed to use or hold, their Securities in, or in the course of, carrying on a business in Canada (a ''**Non-Resident Securityholder**'', or, as the case may be, a ''**Non-Resident Common Shareholder**'', ''**Non-Resident Preferred Shareholder**'' or a ''**Non-Resident Debentureholder**''). Special rules, which are not discussed in this summary, may apply to a non-resident of Canada that is an insurer carrying on business in Canada and elsewhere. **Non-Resident Securityholders should consult their own tax advisors for advice with respect to any foreign tax consequences of the Offers.**

Exchange Pursuant to the Common Share Offer

A Non-Resident Common Shareholder who exchanges AU Common Shares for SWP Shares pursuant to the Offer will be subject to the same income tax considerations as those discussed above with respect to resident Common Shareholders, except that, if a Non-Resident Common Shareholder chooses to report a capital gain on the exchange of AU Common Shares, the Non-Resident Common Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of the AU Common Shares to the Offeror under the Common Share Offer unless the shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Common Shareholder and the Non-Resident Common Shareholder is not entitled to relief under the Tax Act or under an applicable income tax convention between Canada and the country in which the Non-Resident Common Shareholder is resident.

Generally, AU Common Shares will not constitute "taxable Canadian property" to a Non-Resident Common Shareholder at a particular time unless, at any time during the 60-month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of Agricore were owned by the Non-Resident Common Shareholder, persons with whom the Non-Resident Common Shareholder did not deal at arm's length or any combination thereof. A Non-Resident Common Shareholder's AU Common Shares may also be taxable Canadian property in certain other circumstances, including where the Non-Resident Common Shareholder elected to have them treated as taxable Canadian property upon ceasing to be a resident of Canada.

In the event that the AU Common Shares constitute taxable Canadian property to a particular Non-Resident Common Shareholder on the disposition thereof pursuant to the Common Share Offer, the recognition of a capital gain on the disposition of those AU Common Shares pursuant to the Common Share Offer would in general be determined in the manner and subject to the tax treatment described above under the heading "Securityholders Resident in Canada — Exchange Pursuant to the Common Share Offer", subject to any potential exemption from tax under the Tax Act or the terms of any applicable income tax convention between Canada and the country in which the Non-Resident Common Shareholder is resident. Where AU Common Shares are held as taxable Canadian property, SWP Shares acquired by a Non-Resident Common Shareholder in exchange will be deemed to be taxable Canadian property to such Non-Resident Common Shareholder, which will be relevant in determining the tax consequences of dispositions or deemed dispositions of SWP Shares. Non-Resident Common Shareholders who hold AU Common Shares as taxable Canadian property should consult with their own tax advisors.

Disposition of AU Series A Preferred Shares pursuant to the Preferred Share Offer

A Non-Resident Preferred Shareholder whose AU Series A Preferred Shares are taken up and paid for under the Preferred Share Offer will be considered to have disposed of such shares for purposes of the Tax Act. As described above under "Securityholders Not Resident in Canada — Exchange Pursuant to the Common Share Offer", Non-Resident Preferred Shareholders will only be subject to tax under the Tax Act in respect of the disposition of their AU Series A Preferred Shares to the Offeror under the Preferred Share Offer to the extent such shares constitute "taxable Canadian property" and the Non-Resident Preferred Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Preferred Shareholder is resident.

Disposition of Debentures pursuant to the Debenture Offer

If interest on the Convertible Debentures is not currently exempt from Canadian withholding tax, amounts paid or credited, or deemed to be paid or credited, as interest on Convertible Debentures to Non-Resident Debentureholders, including interest accrued on Convertible Debentures to the time that the Convertible Debentures are disposed of to the Offeror, will generally be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Debentureholder is resident. Non-Resident Debentureholders should consult with their tax advisors in this regard.

A Non-Resident Debentureholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Convertible Debentures to the Offeror under the Debenture Offer, unless those Convertible Debentures constitute "taxable Canadian property" to the Debentureholder. A Non-Resident Debentureholder's capital gain (or capital loss) in respect of Convertible Debentures that constitute taxable Canadian property will be equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition and any amount received or deemed received as interest, exceed (or are less than) the adjusted cost base of the Convertible Debentures to the Non-Resident Debentureholder.

Generally, a Convertible Debenture will not constitute "taxable Canadian property" to a Non-Resident Debentureholder at a particular time unless, at any time during the 60-month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of Agricore or debentures that are convertible into 25% or more of such shares were owned by the Non-Resident Debentureholder, persons with whom the Non-Resident Debentureholder did not deal at arm's length or any combination thereof. The Convertible Debentures may also be taxable Canadian property in certain other circumstances, including where the Non-Resident Debentureholder elected to have them treated as taxable Canadian property upon ceasing to be a resident of Canada. Even if the Convertible Debentures are taxable Canadian property to a Non-Resident Debentureholder, any capital gain realized upon the disposition may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident is resident.

Subsequent Acquisition Transaction

As described under Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers", if the Offeror does not acquire all of the AU Common Shares or AU Series A Preferred Shares, the Offeror may propose other means of acquiring the remaining issued and outstanding AU Common Shares or AU Series A Preferred Shares. It is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction be at least equal in value to the consideration offered under the Share Offers.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. For example, a Non-Resident Shareholder who disposes of AU Common Shares or AU Series A Preferred Shares in exchange for SWP Shares under the triangular amalgamation described above under "Securityholders Resident in Canada — Subsequent Acquisition Transaction" will not be subject to tax under the Tax Act upon such disposition. SWP Shares received in exchange for AU Common Shares or AU Series A Preferred Shares that were taxable Canadian property to a Non-Resident Shareholder will be deemed to be taxable Canadian property to such Non-Resident Shareholder.

The tax treatment of Non-Resident Shareholders who exercise their right to dissent in respect of an amalgamation should be the same as described above for resident Shareholders. Any dividend deemed to be paid to a dissenting Non-Resident Shareholder (see discussion above) will be subject to Canadian withholding tax at a rate of 25%, as would any interest awarded to a Non-Resident Shareholder by a court in the event a dissent is available and is exercised. The rate of withholding tax may be reduced under the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Where the Non-Resident Shareholder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends or the interest, the applicable rate of Canadian withholding tax is generally reduced to 15% for dividends and 10% for interest.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequence to them of having their AU Common Shares or AU Series A Preferred Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the AU Common Shares or AU Series A Preferred Shares are not then listed on a prescribed stock exchange.

Redemption of AU Series A Preferred Shares

As described under Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers", if less than 75% of the AU Series A Preferred Shares have been tendered and the Offeror has decided to exercise its discretion to waive the minimum tender condition for the AU Series A Preferred Shares, the Offeror currently intends to cause Agricore to redeem all of the AU Series A Preferred Shares not tendered to the Preferred Share Offer pursuant to the terms of Agricore's by-laws. If more than 75% of the AU Series A Preferred Shares have been tendered, the Offeror may also cause Agricore to redeem the remaining AU Series A Preferred Shares pursuant to the terms of Agricore's by-laws. On such redemption, a Non-Resident Preferred Shareholder will be deemed to have received a dividend equal to the amount, if any, by which the redemption price of the AU Series A Preferred Shares exceeds the paid-up capital of their AU Series A Preferred Shares for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares. Such deemed dividend will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Preferred Shareholder is resident. Where the Non-Resident Preferred Shareholder is a U.S. resident entitled to benefits under the Canada-U.S. Income

Tax Convention (1980), the applicable rate of Canadian withholding tax is on such deemed dividend generally would be reduced to 15%. The Non-Resident Preferred Shareholder will not be subject to tax under Tax Act on any capital gain realized on such disposition provided the AU Series A Preferred Shares are not taxable Canadian property to the Non-Resident Preferred Shareholder. A Non-Resident Preferred Shareholder whose AU Series A Preferred Shares constitute taxable Canadian property generally will be subject to taxation on the same basis as Preferred Shareholders who are resident in Canada, as described above under the heading "Securityholders Resident in Canada — Redemption of AU Series A Preferred Shares", subject to any potential exemption from tax under the terms of any applicable income tax convention between Canada and the country in which the Non-Resident Preferred Shareholder is resident. Non-Resident Preferred Shareholders who hold AU Series A Preferred Shares as taxable Canadian property should consult with their own tax advisors.

Redemption of Debentures

As described under Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers", if the Offeror takes up and pays for AU Common Shares under the Common Share Offer, it is the Offeror's current either intention to cause Agricore to redeem all of the Convertible Debentures that were not tendered to the Debenture Offer in accordance with the terms of the Trust Indenture or, if more than 90% of the aggregate principal amount of Convertible Debentures have been tendered, to acquire the remaining Convertible Debentures pursuant to a compulsory acquisition (if such right is available) in accordance with the terms of the Trust Indenture, unless the Offeror elects not to pursue such right. A Non-Resident Debentureholder whose Convertible Debentures are thereafter redeemed will be considered to have disposed of such Convertible Debentures upon redemption for proceeds of disposition equal to the cash redemption amount received by the Non-Resident Debentureholder (other than any amount received or deemed received as interest) on such redemption. The tax consequences to a Non-Resident Debentureholder are the same as described above under "Disposition of Convertible Debentures pursuant to the Debenture Offer".

Potential Delisting

As described under Section 15 of this Circular, "Information Concerning the Securities — Effect of the Offers on the Market for and Listing of Securities; Public Disclosure by Agricore", the Securities may be delisted from the TSX. Non-Resident Securityholders are cautioned that, if the Securities are not listed on a prescribed stock exchange at the time the Securities are disposed of (1) the Securities will be taxable Canadian property to the Non-Resident Securityholder; (2) the Non-Resident Securityholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under any applicable income tax convention between Canada and the country in which the Non-Resident Securityholder is resident; and (3) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Securityholder, in which case the Offeror will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Securityholder and to remit such amount to the Receiver General on behalf of the Non-Resident Securityholder.

Non-Resident Securityholders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Securities pursuant to the Offers.

19. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides security holders of Agricore with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

20. Depositary

Computershare Investor Services Inc. is acting as depositary under the Offers. The Depositary will receive deposits of certificates representing Securities and accompanying Letters of Transmittal at the offices specified in the Letters of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notices of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and disbursing consideration for Securities purchased by the Offeror under the Offers. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws.

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21. Information Agent

The Offeror has retained the services of Kingsdale Shareholder Services Inc. to serve as information agent and to assist with Securityholder identification and communication in respect of the Offers. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as information agent.

Inquiries may be directed to the Information Agent's North American Toll Free Number 1-866-301-3454.

22. Dealer Manager and Soliciting Dealer Group

The Offeror has retained Genuity Capital Markets as dealer manager for the Offers in Canada and the Dealer Manager will receive compensation for providing such services. In addition, the Offeror will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offers, including certain liabilities under applicable securities laws. The Dealer Manager may form a soliciting dealer group comprised of members of The Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offers. In that event the Offeror will pay typical soliciting dealer fees in connection with the tender of Securities to the Offers.

Depositing Shareholders will not be obligated to pay any fee or commission if they accept a Share Offer by using the services of the Dealer Manager or transmitting their AU Shares directly to the Depositary. Depositing Debentureholders will not be obligated to pay any fee or commission if they accept the Debenture Offer.

23. Expenses of the Offers

The Offeror estimates that the fees and expenses in connection with the Offers (including fees related to filing fees, legal fees, fees payable to its financial advisors, fees paid to the Dealer Manager and the Information Agent, Depository fees, printing, mailing and miscellaneous costs and including fees and expenses in connection with a Subsequent Acquisition Transaction) will be approximately $15.7 million. This estimate excludes fees associated with consolidating existing credit facilities of Agricore and the Offeror that the Offeror may wish to pursue after completion of the Offers.

24. Legal Matters

Legal matters on behalf of the Offeror will be passed upon by, and the opinion contained under "Canadian Federal Income Tax Considerations" has been provided by, Torys LLP, counsel to the Offeror. As of November 23, 2006, the partners and associates of Torys LLP owned, directly or indirectly, less than 1% of the outstanding securities of any class of securities of the Offeror or of Agricore.

GLOSSARY

In the Offers and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

"**Adjusted Cash Interest**" means the total of interest and securitization expenses and expenses associated with the redemption of the Senior Subordinated Notes as depicted in the July 31, 2006 pro forma consolidated statement of earnings included in Annex B hereto, adjusted for non-cash items and certain items that the management of the Offeror believes will be non-recurring in future periods and for certain items that occurred subsequent to July 31, 2006;

"**Adjusted EBIT**" means EBIT adjusted for certain items that the management of the Offeror believes will be non-recurring in future periods and for certain items that occurred subsequent to July 31, 2006;

"**Adjusted EBITDA**" means EBITDA adjusted for certain items that the management of the Offeror believes will be non-recurring in future periods and for certain items that occurred subsequent to July 31, 2006;

"**affected securities**" has the meaning ascribed to that term in Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers";

"**affiliate**" has the meaning ascribed to that term in the CBCA;

"**Agricore**" means United Grain Growers Limited, carrying on business as Agricore United, a company continued under the United Grain Growers Act;

"**allowable capital loss**" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"**AMF**" means the Autorité des marchés financiers (Québec);

"**Annual Information Form**" means the annual information form of SWP dated October 12, 2006;

"**associate**" has the meaning ascribed to that term in the CBCA;

"**AU Common Shares**" means the outstanding limited voting common shares of Agricore;

"**AU Series A Preferred Shares**" means the outstanding Series A convertible preferred shares of Agricore;

"**AU Shares**" means the AU Common Shares and the AU Series A Preferred Shares;

"**Business Day**" means any day, other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario and Regina, Saskatchewan are authorized or obligated by law to close;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" means CDS Clearing and Depositary Services Inc., or its nominee (which is at the date hereof CDS & Co.);

"**CDS Participant**" means a participant of CDS, which includes investment dealers, stockbrokers, banks, trust companies and other financial institutions that maintain custodial relationships with a participant, either directly or indirectly;

"**Circular**" means the take-over bid circular accompanying and forming part of the Offers;

"**Commissioner**" means the Commissioner of Competition appointed under the Competition Act;

"**Common Share Consideration**" has the meaning ascribed to that term in Section 1 of the Offers, "The Offers";

"**Common Shareholder**" means a registered holder of AU Common Shares;

"**Common Share Offer**" means the offer to purchase all of the outstanding AU Common Shares made hereby by the Offeror to the holders of AU Common Shares, the terms and conditions of which are set forth in the accompanying Offers and Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on grey paper);

"**Competition Act**" means the *Competition Act* (Canada), as amended, and includes the regulations promulgated thereunder;

"**Computershare**" means Computershare Investor Services Inc.;

"**Convertible Debentures**" means the 9% convertible unsecured subordinated convertible debentures of Agricore due November 30, 2007 issued pursuant to the Trust Indenture in the aggregate principal amount of $105 million;

"**CRA**" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"**Credit Facility**" has the meaning ascribed to that term in Section 7 of the Circular, "Effect of the Offers on Outstanding Indebtedness of Agricore";

"**Dealer Manager**" means Genuity Capital Markets;

"**Debenture Offer**" means the offer to purchase all of the outstanding Convertible Debentures made hereby by the Offeror to the Debentureholders, the terms and conditions of which are set forth in the accompanying Offers and Circular and Letter of Transmittal (printed on yellow paper);

"**Debentureholder**" means a registered holder of Convertible Debentures;

"**Depositary**" means Computershare Investor Services Inc.;

"**DOJ**" means the Antitrust Division of the United States Department of Justice;

"**EBIT**" means earnings before interest and securitization expenses, expenses associated with the redemption of the Senior Subordinated Notes, corporate taxes, and discontinued operations;

"**EBITDA**" means earnings before interest and securitization expenses, expenses associated with the redemption of the Senior Subordinated Notes, corporate taxes, amortization and discontinued operations;

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. Certain Canadian credit unions may also be members;

"**entities**" means with respect to either Agricore or the Offeror, the subsidiaries, associates, affiliates or other persons in which Agricore or the Offeror, as the case may be, has a direct or indirect material interest;

"**Expiry Date**" means January 24, 2007 or such later date or dates to which any or all of the Offers may be extended from time to time by the Offeror in accordance with Section 6 of the Offers, "Extension, Variation or Change of the Offers";

"**Expiry Time**" means, in respect of each Offer, 5:00 p.m. (Toronto time) on the Expiry Date;

"**EU**" has the meaning ascribed to that term under the heading "Risk Factors" in Annex A hereto;

"**FTC**" means the Premerger Notification Office of the Federal Trade Commission;

"**fully diluted basis**" means, with respect to the number of outstanding AU Common Shares at any time, such number of outstanding AU Common Shares calculated assuming that all outstanding options and warrants, if any, to purchase AU Common Shares are exercised and that any outstanding convertible securities of Agricore, excluding AU Series A Preferred Shares and Convertible Debentures, are converted;

"**GAAP**" means Canadian generally accepted accounting principles;

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board. bureau or agency, whether domestic or foreign, (b) any subdivision, agent, commission, board, regulatory authority, administrative agency or other authority of any of the foregoing, (c) any self-regulatory authority including the TSX, or (d) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**GSU**" means the Grain Services Union;

"**Hi-Pro**" means Hi-Pro Feeds, a feed manufacturing business in Fiona, Texas acquired by Agricore on August 14, 2006;

"**HSR Act**" means the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended;;

"**Information Agent**" means Kingsdale Shareholder Services Inc.;

"**Insurance Act**" means the *Insurance Companies Act* (Canada), as amended;

"**Intermediary**" means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Instrument 54-101 of the Canadian Securities Administrators, as amended) that holds securities on behalf of a person who is not the registered holder thereof;

"**Letter of Transmittal**" means, in the case of the Common Share Offer, the letter of transmittal printed on blue paper and in the form accompanying the Offers and Circular to be delivered by holders of AU Common Shares to the Depositary and, provided the appropriate box on page 4 thereof has not been checked, also delivered to Agricore and its directors for the purpose of requisitioning a meeting of Common Shareholders, as described in the Offers, to effect the tender of AU Common Shares pursuant to the Common Share Offer and, in the case of the Preferred Share Offer, the letter of transmittal printed on green paper and in the form accompanying the Offers and Circular to be delivered by holders of AU Series A Preferred Shares to the Depositary to effect the tender of AU Series A Preferred Shares pursuant to the Preferred Share Offer and, in the case of the Debenture Offer, the letter of transmittal printed on yellow paper and in the form accompanying the Offers and the Circular to be delivered by CDS to the Depositary, in accordance with instructions received from CDS Participants acting on behalf of one or more beneficial holders of Convertible Debentures, to effect the tender of Convertible Debentures pursuant to the Debenture Offer, and "**Letters of Transmittal**" means the Letter of Transmittal for the Common Share Offer, the Letter of Transmittal for the Preferred Share Offer and the Letter of Transmittal for the Debenture Offer;

"**Non-Resident Debentureholder**" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"**Non-Resident Securityholder**" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"**Non-Resident Common Shareholder**" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"**Non-Resident Preferred Shareholder**" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"**Notice of Guaranteed Delivery**" means, in respect of the Common Share Offer, the notice of guaranteed delivery printed on grey paper and, in respect of the Preferred Share Offer, the notice of guaranteed delivery printed on pink paper, each in the form accompanying the Offers and Circular and "**Notices of Guaranteed Delivery**" means the Notice of Guaranteed Delivery for the Common Share Offer and the Notice of Guaranteed Delivery for the Preferred Share Offer;

"**Notifiable Transaction**" has the meaning ascribed to that term in Section 16 of the Circular, "Regulatory Matters — Competition Act (Canada)";

"**Notification Form**" has the meaning ascribed to that term in Section 16 of the Circular "Regulatory Matters — Hart-Scott-Rodino Act (United States)";

"**Offered Consideration**" has the meaning ascribed to that term in Section 1 of the Offers, "The Offers";

"**Offeror**" or the "**SWP**" means Saskatchewan Wheat Pool Inc., a company continued under the CBCA;

"**Offers**" means the Share Offers and the Debenture Offer and "**Offer**" means either the Common Share Offer, the Preferred Share Offer or the Debenture Offer, as the case may be. For greater certainty, each of the Common Share Offer, the Preferred Share Offer and the Debenture Offer is a separate offer to purchase AU Common Shares, AU Series A Preferred Shares or Convertible Debentures, respectively, and each Offer may be extended, varied, changed or terminated and the conditions of each Offer may be waived without similarly extending, varying, changing or terminating the other Offers or waiving the conditions of the other Offers;

"**OSFI**" means the Office of the Superintendent of Financial Institutions;

"**Ordinary Course Dividend**" has the meaning ascribed to that term in Section 12 of the Offers, "Changes in Capitalization, Dividends, Distributions and Liens";

"**OSC**" means the Ontario Securities Commission;

"**Other Securities**" has the meaning ascribed to that term in Section 3 of the Offers, "Manner of Acceptance — Power of Attorney";

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Plan**" means the SWP/GSU pension plan;

"**Preferred Share Consideration**" has the meaning ascribed to that term in Section 1 of the Offers, "The Offers";

"**Preferred Shareholder**" means a registered holder of AU Series A Preferred Shares;

"**Preferred Share Offer**" means the offer to purchase all of the outstanding AU Series A Preferred Shares made hereby by the Offeror to the holders of AU Series A Preferred Shares, the terms and conditions of which are set forth in the accompanying Offers and Circular, Letter of Transmittal (printed on green paper) and Notice of Guaranteed Delivery (printed on pink paper);

"**Purchased Securities**" has the meaning ascribed to that term in Section 3 of the Offers, "Manner of Acceptance — Power of Attorney";

"**Regulation Q-27**" means Regulation Q-27 of the AMF, as amended;

"**Regulations**" has the meaning ascribed to that term in Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers";

"**Rule 61-501**" means Rule 61-501 of the OSC, as amended;

"**Second Stage Transaction**" means the Subsequent Acquisition Transaction, or any other type of acquisition transaction or transactions pursuant to which the Offeror acquires the balance of the outstanding Securities not deposited under the Offers;

"**Scheduled Distribution**" has the meaning ascribed to that term in Section 12 of the Offers, "Changes in Capitalization, Dividends, Distributions and Liens";

"**Securities**" means AU Shares and Convertible Debentures;

"**Securityholders**" means Shareholders and Debentureholders;

"**Senior Subordinated Notes**" means the $100,000,000 8.0% senior unsecured notes, Series 2006-1, due April 8, 2013 of the Offeror;

"**Share Offers**" means the Common Share Offer and the Preferred Share Offer;

"**Shareholders**" means the Common Shareholders and Preferred Shareholders;

"**Subsequent Acquisition Transaction**" has the meaning ascribed to that term in Section 17 of the Circular, "Acquisition of Securities Not Deposited Under the Offers";

"**subsidiary**" has the meaning ascribed to that term in the CBCA;

"**SWP Shares**" means the common shares of the Offeror;

"**Tax Act**" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"**taxable capital gain**" has the meaning ascribed to that term in Section 18 of the Circular, "Canadian Federal Income Tax Considerations";

"**Tribunal**" has the meaning ascribed to that term in Section 5 of the Offers, "Conditions of the Offers";

"**Trustees**" has the meaning ascribed to that term under the heading "Risk Factors" in Annex A hereto;

"**Trust Indenture**" means the trust indenture relating to the Convertible Debentures dated November 20, 2002 between Agricore and Computershare Trust Company of Canada, as trustee;

"**TSX**" means the Toronto Stock Exchange;

"**United Grain Growers Act**" means the *United Grain Growers Act*, a special act of the Parliament of Canada;

"**U.S.**" or "**United States**" means the United States of America; and

"**WTO**" has the meaning ascribed to that term under the heading "Risk Factors" in Annex A hereto;

C,

CONSENT OF TORYS LLP

To: The Board of Directors of Saskatchewan Wheat Pool Inc.

We hereby consent to the reference to our opinion contained under Section 18, ''Canadian Federal Income Tax Considerations'' in the Circular accompanying the Offers dated November 24, 2006 by Saskatchewan Wheat Pool Inc. to the holders of limited voting common shares, Series A convertible preferred shares and 9% convertible unsecured subordinated debentures due November 30, 2007 of Agricore United.

Toronto, Canada
November 24, 2006

(Signed) TORYS LLP

C L

CONSENT OF DELOITTE & TOUCHE LLP

We have read the offers to purchase and circular of Saskatchewan Wheat Pool Inc. (the "**Company**") dated November 24, 2006 to purchase all of the issued and outstanding limited voting common shares, Series A convertible preferred shares and 9% convertible unsecured subordinated debentures of United Grain Growers Limited, carrying on business as Agricore United. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at July 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for each of the years in the two-year period ended July 31, 2006. Our report is dated October 4, 2006.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Regina, Saskatchewan
November 24, 2006

APPROVAL AND CERTIFICATE OF THE OFFEROR

DATED: November 24, 2006

The contents of the Offers and the Circular have been approved, and the sending, communication or delivery thereof to the holders of limited voting common shares, Series A convertible preferred shares and 9% convertible unsecured subordinated debentures due November 30, 2007 of Agricore United has been authorized by the board of directors of Saskatchewan Wheat Pool Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offers or the securities to be distributed.

(Signed) MAYO M. SCHMIDT
President and Chief Executive Officer

(Signed) WAYNE CHEESEMAN
Chief Financial Officer

On behalf of the Board of Directors of Saskatchewan Wheat Pool Inc.

(Signed) TERRY BAKER
Director

(Signed) HAROLD P. MILAVSKY
Director

ANNEX A
INFORMATION CONCERNING SASKATCHEWAN WHEAT POOL INC.

The following information should be read in conjunction with the information concerning SWP appearing elsewhere in the Offers and Circular and incorporated by reference in the Offers and Circular. Capitalized terms not otherwise defined in Annex A are defined in the Glossary and the Circular.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of SWP, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference in the Circular:

(a) annual information form of SWP dated October 12, 2006 (the "**Annual Information Form**");

(b) annual financial statements of SWP for the year ended July 31, 2006, including consolidated balance sheets as at July 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years ended July 31, 2006 and July 31, 2005 and related notes, together with the auditors' report thereon;

(c) management's discussion and analysis of financial condition and results of operations for the two years ended July 31, 2006 and 2005;

(d) amended management information circular of SWP dated November 1, 2006 and filed on SEDAR on November 15, 2006, in connection with the annual meeting of shareholders to be held on December 13, 2006; and

(e) material change report dated November 20, 2006 relating to the announcement of SWP's intention to make the Offers.

All documents of the type referred to above and any material change reports (excluding confidential material change reports), filed by SWP with any securities commission or similar regulatory authority in Canada subsequent to the date of the Circular and prior to the termination of the Offers shall be deemed to be incorporated by reference in the Circular.

Any statement contained in the Circular or in any document incorporated or deemed to be incorporated by reference in the Circular shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein, or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Circular.

Information has been incorporated by reference in the Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Circular regarding SWP may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 or by telephone at (306) 569-4525. For the purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Saskatchewan Wheat Pool Inc. at the above-mentioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may also be obtained on the SEDAR website located at www.sedar.com.

SASKATCHEWAN WHEAT POOL

SWP is an integrated and diversified company that is engaged in three distinct but interrelated agri-businesses: (i) grain handling and marketing; (ii) agri-products; and (iii) agri-food processing. It is the largest handler and marketer of grain in Saskatchewan and is one of western Canada's largest marketers of agri-products. Anchored by a Prairie-wide network, SWP connects Prairie producers to end-use markets in North America and around the world.

Further particulars with respect to SWP's business operations are contained under the headings ''General Development of the Business'', ''Overview of the Industry'' and ''Description of the Business'' in the Annual Information Form incorporated herein by reference.

SWP's registered and head office is located at 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9.

Recent Developments

Major events influencing SWP's development since October 12, 2006, the date of SWP's most recently filed Annual Information Form (incorporated by reference in this Circular), that have had a significant influence on SWP's operations or are expected to have a significant influence on future operations include:

- the announcement of SWP's intention to make the Offers on November 7, 2006. See Section 3 of the Circular, ''Background of the Offers''.
- on October 18, 2006 SWP advised the Office of the Superintendent of Financial Institutions (''**OSFI**'') that the Grain Services Union (the ''**GSU**'') had rejected the SWP's final offer to fund 50% of the deficiency in the SWP/GSU pension plan (the ''**Plan**'') up to a maximum of $20 million. On October 26, 2006, OSFI notified SWP of its intention to direct SWP to make deficiency payments. On November 20, 2006, after reviewing further submissions from SWP and the GSU, OSFI issued a direction requiring SWP to make payments of deficiency arrears of $6.8 million before November 30, 2006 and ongoing quarterly instalments relating to the solvency deficiency of approximately $2.2 million as they fall due thereafter. SWP will seek judicial review of the direction and an order to terminate the Plan in the Federal Court of Canada. SWP's position is that it is in compliance with all of its funding obligations in respect of the Plan, that it is not responsible for deficiency payments while the Plan remains ongoing, and that in the absence of an agreement with the GSU to amend the Plan to bring it into compliance with applicable pension legislation (which requires Plan terms to provide for funding in accordance with prescribed tests and standards for solvency) the Plan should be terminated. See ''Risk Factors — SWP/GSU Pension Plan'' in this Annex A.

DESCRIPTION OF SHARE CAPITAL

SWP's authorized capital consists of an unlimited number of SWP Shares. The holders of the SWP Shares are entitled to receive notice of, to attend and to cast one vote per SWP Share held at all meetings of the holders of the SWP Shares. The holders of SWP Shares are entitled to receive any dividends declared by the board of directors on the SWP Shares. The holders of the SWP Shares are entitled to receive, equally on a share-for-share basis, the remaining assets of SWP in the event of liquidation, dissolution or winding-up of SWP or other distribution of assets and property of SWP among its shareholders for the purpose of winding-up its affairs. As at October 31, 2006, 90,250,764 SWP Shares were issued and outstanding.

The SWP Shares are listed on the TSX under the symbol ''SWP''.

COMPARISON OF SHAREHOLDER RIGHTS

Upon successful completion of the Offers, Common Shareholders and Debentureholders who exchange their Securities will become shareholders of SWP rather than Agricore. Since SWP is a CBCA corporation, the rights of shareholders of SWP are governed by the CBCA and SWP's articles and by-laws. In addition, if sufficient Securities are tendered, it is the intention of SWP to continue Agricore under the CBCA. This means that Agricore will continue its corporate existence governed by the laws of the CBCA rather than the United Grain Growers Act.

A summary of some of the material differences between the CBCA and the United Grain Growers Act is provided below. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and any regulations thereunder for particulars of any differences between them, and Securityholders should consult their legal or other professional advisors with regard to the implications of the continuance which may be of importance to them.

(a) **Nature and Constitution of the Corporation.** Under the United Grain Growers Act, Agricore is a combined membership and share capital corporation consisting of both members and shareholders. Under the CBCA, Agricore would be a corporation consisting solely of shareholders.

(b) **Business of the Corporation.** The United Grain Growers Act restricts Agricore from carrying on any business or activity that conflicts with the business of buying, selling or marketing grain or from confining its business to one province. Under the CBCA, any restrictions on the business of a company are limited to those included in its articles of incorporation. SWP's articles do not contain any restrictions on its business.

(c) **Authorized Capital.** The authorized capital of Agricore consists of an unlimited number of AU Common Shares and an unlimited number of preferred shares, issuable in series. For a description of the rights attaching to the AU Shares, see Section 2 of the Circular, ''Agricore — Authorized and Outstanding Capital''. SWP's articles of continuance authorize it to issue an unlimited number of SWP Shares. The holders of SWP Shares are entitled to receive notice of, to attend and to cast one vote per SWP Share held at all meetings of SWP shareholders, except meetings at which only holders of some other specified class or series are, at law or pursuant to the articles of SWP, entitled to vote. The holders of SWP Shares are entitled to receive any dividends declared by the board of directors on the SWP Shares and to receive, equally on a share-for-share basis, the remaining assets of SWP in the event of the liquidation, dissolution or winding-up of SWP or other distribution of assets and property of SWP among its shareholders for the purpose of winding-up its affairs.

(d) **Directors.** Under the United Grain Growers Act, Agricore's board must be comprised of fifteen directors, twelve of whom must be ''member-directors'' (elected by members) and, of the twelve ''member-directors'', three must reside in Manitoba, four must reside in Saskatchewan, four must reside in Alberta outside the Peace River district, and one must reside in the Peace River district of Alberta or British Columbia. Pursuant to Agricore's by-laws, its directors terms are staggered. The three non-member directors (elected by shareholders) have a three year term of office, provided that if no directors are elected at the third shareholders meeting following such non-member directors' appointment, they will continue in office until a successor is elected or appointed and may remain in office until the next annual shareholders meeting. The member directors have three year terms which expire no later than the close of the third annual members meeting following their election or appointment. Common Shareholders can remove a non-member director by extraordinary resolution passed by the affirmative vote of 75% of the issued and outstanding AU Common Shares at a special meeting called for such purpose. Removal of a member-director requires a special resolution approved at an annual members meeting or a special members meeting called for such purpose. Under the CBCA, the directors can determine the size of the board and there is no requirement to have either ''member-directors'' or directors resident in certain locations. There are, however, requirements under the CBCA that at least 25% of the directors be resident Canadians, at least two of the directors not be officers or employees of Agricore or its affiliates and that each of the directors be at least 18 years of age, be of sound mind, be an individual and not have the status of a bankrupt. SWP's articles of continuance provide for a minimum of 5 and a maximum of 15 directors, with the size of the board currently fixed at 12. However, if the full number of directors is not elected because of disqualification, the refusal to act or the failure to consent to act as a director or death, the remaining directors may exercise all of the powers of the board provided the number of directors constitutes a quorum. The term of office for directors of SWP is from the date of the meeting at which the director is elected until the date of the next annual meeting, provided that a retiring director remains in office until a meeting at which his or her successor is elected, unless the meeting was called for the purpose of removing a director from office, in which case such director shall vacate his or her position immediately upon the passing of a resolution for his or her removal. SWP's by-laws state that the shareholders of SWP can remove a director by resolution at any shareholders meeting.

(e) **Quorum.** Agricore's by-laws state that a quorum is a majority of the directors or such other greater number of directors as the board may determine. Pursuant to SWP's by-laws, unless the directors determine otherwise, a quorum is a majority of the number of directors fixed by the board.

(f) **Shareholders Meeting.** Agricore's by-laws entitle Shareholders to notice of the time and place of each meeting of Shareholders at least 21 but not more than 50 days prior to the date of such meeting. Notice of a meeting of Shareholders called for any purpose other than consideration of financial statements and the auditor's report, election of non-member directors and reappointment of the incumbent auditor must state the nature of the business in sufficient detail to permit the Shareholder to form a reasoned judgment thereon and must include the text of any special resolution to be submitted. Meetings of Common Shareholders are to be held at the registered office of Agricore or elsewhere in the municipality where the registered office is situate, at some other place in Canada as the board shall determine or at some place outside of Canada if all of the Shareholders entitled to vote at the meeting so agree. The SWP by-laws state that notice of the time and place of each meeting of shareholders must be sent at least 21 days but not more than 60 days before the meeting. Shareholders meetings can be held anywhere in Canada as the board of directors determine or at such place outside Canada as may be specified in the articles. SWP's articles currently do not specify any such location outside of Canada.

(g) **Fundamental Changes.** Members must approve any dissolution or liquidation of Agricore in accordance with the provisions of the CBCA, as if members were a separate class of shareholder for the purposes of voting only. The United Grain Growers Act provides that the provisions of the CBCA relating to fundamental changes, including amendments to authorized share capital and the rights and restrictions attaching to each class and series of shares, amalgamations, arrangements, reorganizations, the sale of all or substantially all of the property of a corporation and class votes and dissent and appraisal remedies normally applicable to such fundamental changes, do not apply to Agricore. To effect a fundamental change would require: (i) the affirmative vote of the holders of not less than 75% of the outstanding AU Common Shares at a special shareholders' meeting to continue Agricore under the CBCA; or (ii) depending on the nature of the fundamental change, the affirmative vote of the holders of not less than 75% of the outstanding AU Common Shares at a special shareholders' meeting or the affirmative vote of holders of not less than two-thirds of the outstanding AU Common Shares present and voting in person or by proxy at a special meeting of shareholders, and a special act of the Parliament of Canada to amend the United Grain Growers Act. To change Agricore's governance structure would require the affirmative vote of the holders of not less than 75% of the outstanding AU Common Shares at a special shareholders' meeting and a special act of the Parliament of Canada to amend the United Grain Growers Act. Under the CBCA, fundamental changes must be approved by two-thirds of shareholders present in person or by proxy at a meeting of shareholders called for that purpose, with class voting and dissent rights in some circumstances.

(h) **Provisions of the CBCA.** Under the United Grain Growers Act, the provisions of the CBCA that relate to matters not provided for under the United Grain Growers Act and that are not in conflict with the United Grain Growers Act apply. However, certain provisions of the CBCA are specifically deemed not to apply under the United Grain Growers Act including, but not limited to, provisions regarding compulsory and compelled acquisitions and fundamental changes. Such provisions would be applicable to Agricore if it were continued under the CBCA.

Agricore has enacted by-laws consistent with the provisions of the United Grain Growers Act. For example, Agricore has by-laws pertaining to the qualifications and entitlement of members, members meetings and the members advisory group societies and executive. It is SWP's current intention following the completion of the Offers and any Subsequent Acquisition Transaction to replace Agricore's existing by-laws with by-laws that are appropriate for a company governed by the CBCA.

RECONCILIATION OF EBITDA, ADJUSTED EBITDA, EBIT, ADJUSTED EBIT TO NET EARNINGS

References in this Circular to "EBITDA" are to earnings before interest and securitization expenses, expenses associated with the redemption of the Senior Subordinated Notes, corporate taxes, amortization and discontinued operations. References to "Adjusted EBITDA" are to EBITDA adjusted for certain items that management believes will be non-recurring in future periods and for certain items that occurred subsequent to July 31, 2006. References in this Circular to "EBIT" are to earnings before interest and securitization expenses, expenses associated with the redemption of the Senior Subordinated Notes, corporate taxes, and discontinued operations. References to "Adjusted EBIT" are EBIT adjusted for certain items that management believes will be non-recurring in future periods and for certain items that occurred subsequent to July 31, 2006.

EBITDA, Adjusted EBITDA, EBIT, and Adjusted EBIT are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Adjusted EBITDA, EBIT and Adjusted EBIT may not be comparable to similar measures presented by other issuers. Investors are cautioned that these measures should not be construed as an alternative to net earnings or loss determined in accordance with GAAP as indicators of performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. The following table reconciles EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT to net income, based initially on the pro forma consolidated statement of earnings included in Annex B hereto for the year ended July 31, 2006.

	Reconciliation of	
	Adjusted EBITDA	Adjusted EBIT
	(in thousands)	
Net Earnings	$ 21,462	$ 21,462
Net recoveries from discontinued operations	(7,375)	(7,375)
Corporate tax expense	24,524	24,524
Interest and securitization expenses	65,502	65,502
Expenses associated with the redemption of the Senior Subordinated Notes	11,209	11,209
Amortization	85,484	N/A
EBITDA and EBIT, respectively	200,806	115,322
Other Adjustments:		
Gain on sale of Lloydminster joint venture(1)	(2,400)	(2,400)
Actuarial adjustment to the hourly employees retirement plan(2)	(5,300)	(5,300)
Provision for pension settlement(3)	15,000	15,000
Hi-Pro EBITDA estimate(4)	10,000	10,000
Hi-Pro amortization estimate(5)	N/A	(2,600)
Adjusted EBITDA and Adjusted EBIT, respectively	$218,106	$130,022

(1) Reflects a gain from the sale of the Pool's 50% interest in the Lloydminster joint venture.

(2) Reflects an actuarial adjustment relating to the Hourly Employees' Retirement Plan, which reduced salaries, wages, and benefits expense.

(3) Reflects management's best estimate of the potential minimum cost to SWP of resolving the dispute regarding the Plan solvency deficiency.

(4) Reflects the estimated annual EBITDA of Hi-Pro, the assets of which were purchased by Agricore subsequent to July 31, 2006 on August 14, 2006.

(5) Reflects the estimated annual amortization of Hi-Pro, the assets of which were purchased by Agricore subsequent to July 31, 2006 on August 14, 2006.

References in this Circular to "Adjusted Cash Interest" are the total of interest and securitization expenses and expenses associated with the redemption of the Senior Subordinated Notes as depicted in the July 31, 2006 pro forma consolidated statement of earnings included in Annex B hereto, adjusted for non cash items and certain items that management believes will be non-recurring in future periods and for certain items that occurred subsequent to July 31, 2006.

Adjusted Cash Interest is not an earnings measure recognized by GAAP and does not have a standardized meanings prescribed by GAAP. Therefore, Adjusted Cash Interest may not be comparable to similar measures presented by other issuers. Investors are cautioned that these measures should not be construed as an alternative to net earnings or loss determined in accordance with GAAP as indicators or performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. The following table reconciles interest and securitization expenses and expenses associated with the redemption of the Senior Subordinated Notes to Adjusted Cash Interest, based initially on the financial statements for the twelve months ended July 31, 2006:

	(in thousands)
Interest and securitization expenses	$ 65,502
Expenses associated with the redemption of the Senior Subordinated Notes	11,209
	76,711
Non-cash financing expenses	(11,761)
Non-recurring cash premium associated with the redemption of the Senior Subordinated Notes	(3,000)
Adjustment to reflect a full year's impact of refinancing the Senior Subordinated Notes	(8,410)
Adjustment to reflect Agricore's refinancing announced subsequent to July 31, 2006	1,595
Adjusted Cash Interest	$ 55,135

CAPITALIZATION

This table should be read in conjunction with SWP's consolidated financial statements and related notes incorporated by reference into the Circular and the unaudited pro forma consolidated financial statements and related notes in Annex B to the Circular.

The following table sets forth the consolidated capitalization of SWP (i) as at July 31, 2006, on an actual basis for SWP alone, and (ii) as at July 31, 2006 as adjusted to give effect to the Offers:

	As at July 31, 2006	As at July 31, 2006 after giving effect to the Offers[1]
	(in thousands)	
Bank indebtedness	$ 13,238	$ 155,774
Members' demand loans	18,965	40,741
Long-term debt due within one year	8,890	52,189
Long-term debt	101,917	351,900
Total debt[3]	143,010	600,604
Shareholders' Equity		
Share capital[2]	502,760	1,063,537
Contributed surplus	308	308
Retained earnings (deficit)	(41,638)	(43,638)
Total Shareholders' Equity	461,430	1,020,207
Total Capitalization	$604,440	$1,620,811

(1) Reflects the proposed acquisition of all of the Securities and the resulting issuance of approximately 81.154 million SWP Shares pursuant to the Offers (including SWP Shares issued upon the exercise of certain outstanding Agricore options and in exchange for accrued and unpaid interest on the Convertible Debentures).

(2) An unlimited number of SWP Shares are authorized. At July 31, 2006, there were 90,250,764 SWP Shares issued and outstanding (actual) and approximately 171,405,106 SWP Shares would be issued and outstanding (as adjusted for the Offers, including SWP Shares issued upon the exercise of certain outstanding options and in exchange for accrued and unpaid interest on the Convertible Debentures as at July 31, 2006).

(3) Subsequent to July 31, 2006, Agricore incurred additional incremental debt of approximately $63.4 million (calculated based on publicly available information). If this debt had been incurred on or before July 31, 2006, total debt would rise from $600.6 million to $664.0 million and total capitalization would rise from $1,620.8 million to $1,684.2 million.

ACQUISITION OF AGRICORE UNITED

SWP is seeking to acquire all of the issued and outstanding AU Common Shares, AU Series A Preferred Shares and Convertible Debentures pursuant to the terms set out in the Offers on the basis of 1.35 SWP Shares per AU Common Share, Cdn. $24.00 in cash per AU Series A Preferred Share, plus any accrued and unpaid dividends to the date the AU Series A Preferred Shares are taken up under the Preferred Share Offer and 18 SWP Shares per $100.00 principal amount of Convertible Debentures, plus 0.18 SWP Shares per $1.00 of accrued and unpaid interest to the date the Convertible Debentures are taken up under the Debenture Offer.

Agricore

Agricore is one of Canada's leading agri-businesses, and is the result of the combination of the businesses of United Grain Growers Limited and Agricore Cooperative Ltd. pursuant to a plan of arrangement completed on November 1, 2001. Agricore's operations include sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore was continued under the United Grain Growers Act, a special act of the Parliament of Canada, in 1992. Agricore's registered and head office is located at 201 Portage Avenue, 28th Floor, CanWest Global Place, Winnipeg, Manitoba R3C 3A7. The AU Common Shares, AU Series A Preferred Shares and Convertible Debentures are listed and posted for trading on the TSX under the symbols "AU", "AU.PR.A" and "AU.DB" respectively.

Agricore's audited comparative financial statements for the two years ended October 31, 2005 and 2004 and for the nine months ended July 31, 2006 may be found at www.sedar.com.

Recent Developments

Major events influencing Agricore's development since September 7, 2006, the date of Agricore's most recently filed management's discussion and analysis, that have had a significant influence on Agricore's operations or are expected to have a significant influence on future operations include the announcement of the Offeror's intention to make the Offers on November 7, 2006. See Section 3 of the Circular, "Background of the Offers".

RISK FACTORS

An investment in SWP Shares involves certain risks. Before making an investment decision, you should carefully consider the risks described below and all of the other information contained in the Offers, in the Circular and in the documents incorporated by reference herein.

In addition, Agricore may be subject to risks that are not applicable or material to SWP at the present time, but that may apply to the combined company. Risk factors relating to Agricore can be found beginning at page 29 in Agricore's annual information form dated January 12, 2006 filed with the Canadian provincial securities regulatory authorities.

Risks Related to SWP's Business

Employee Relations and Collective Bargaining Agreements

Approximately 71% of SWP's and its subsidiaries' workforces are unionized and are governed by eight collective agreements. Two of SWP's collective bargaining agreements with the GSU expired in January 2006. Although collective bargaining has commenced in each case, there can be no assurance that SWP will be able to conclude new collective agreements or that labour disruptions will not occur.

There can be no assurance that labour difficulties will not arise at one or more of SWP's facilities or any other company upon which SWP is dependent for transportation or other services. SWP is subject to, among other things, stringent and comprehensive labour laws and regulations in the jurisdictions in which it operates. Such laws and regulations may become more stringent and comprehensive, and may result in modifications to SWP's facilities or practices that could involve significant additional costs.

SWP/GSU Pension Plan

The Plan is a closed negotiated cost plan that provides defined benefits on the basis of fixed contributions that are negotiated between SWP and the GSU to approximately 1,400 former employees and 600 active employees. The Plan is administered by a board of trustees (the "**Trustees**"), three of whom are appointed by SWP and three of whom are appointed by the GSU. The Trustees have limited powers to amend the Plan without agreement of the GSU and SWP.

At the time of the preparation of the fiscal 2005 second quarter report, SWP identified an estimated potential deficiency of $1.9 million on a going concern basis and a solvency deficiency of $28 million on wind-up as at December 31, 2004. SWP and GSU met to discuss how to address the solvency deficiency, but were unable to reach any agreement.

On September 22, 2005, OSFI expressed concern about the solvency of the Plan and based on its own financial tests ordered that transfers from the Plan made by members exercising portability rights be restricted to 80% of the accrued value of their benefits. The remaining portion would be paid out over the following five-year period, assuming the Plan does not wind-up.

A formal actuarial valuation on the Plan as at December 31, 2005 was filed with OSFI in June 2006. The report indicates a solvency deficiency of $38.8 million and a going concern surplus of $7.9 million.

Pension regulations require the solvency deficiency as at December 31, 2005 to be addressed over a five-year period through equal quarterly instalments plus interest. With a $38.8 million solvency deficiency, additional contributions (deficiency payments) of approximately $2.2 million per quarter would be required over a five-year period or until termination of the Plan.

The Plan cannot be wound up or amended to address the solvency issue without the agreement of SWP and the GSU. In written correspondence in March and April 2006, OSFI indicated it was the duty of the GSU and SWP to act in good faith to restore the solvency of the Plan and pointed out that in their view the PBSA does not provide for different funding requirements for a closed negotiated cost plan that provides defined benefits, and that accordingly in respect of such plans, OSFI's view is that the employer is responsible for making special and normal cost payments to the pension fund. On October 18, 2006 SWP advised OSFI that the GSU had rejected SWP's final offer to fund 50% of the deficiency up to a maximum of $20 million. On October 26, 2006, OSFI notified SWP of its intention to direct SWP to make deficiency payments as they fall due and all overdue payments, subject to receiving written submissions by November 14, 2006. SWP filed its submissions on November 3, 2006, taking the position that it is in compliance with all of its funding obligations in respect of the Plan, that it is not responsible for ongoing deficiency payments, and that in the absence of an agreement with the GSU to amend the Plan to bring it into compliance with the provisions of applicable pension legislation (requiring the Plan to provide for funding in accordance with prescribed tests and standards for solvency), the Plan should be terminated.

While it is uncertain as to the manner in which this matter will be ultimately resolved, in the opinion of management it is likely that the minimum cost to SWP will be $15 million. Accordingly, in the fourth quarter of fiscal 2006, a charge of $15 million was recorded to reflect management's best estimate of the minimum cost to SWP to resolve the dispute. There is a risk that SWP may ultimately be held responsible for an increase in contributions beyond the $15 million provided for.

On November 20, 2006, after reviewing further submissions from the SWP and the GSU, OSFI issued a Direction requiring SWP to make payments of deficiency arrears of $6.8 million before November 30, 2006 and ongoing quarterly instalments relating to the solvency deficiency of approximately $2.2 million as they fall due thereafter. SWP will seek judicial review of the direction and an order to terminate the Plan in the Federal Court of Canada. SWP's position is that it is in compliance with all of its funding obligations in respect of the Plan, that it is not responsible for deficiency payments while the Plan remains ongoing, and that in the absence of an agreement with the GSU to amend the Plan to bring it into compliance with applicable pension legislation (which requires Plan terms to provide for funding in accordance with prescribed tests and standards for solvency) the Plan should be terminated.

Dependence On Key Personnel

SWP's business prospects and operations depend on the continued contributions of certain of SWP's executive officers and other key management and technical personnel, certain of whom would be difficult to replace. The loss of the services of one or more of SWP's current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on SWP's financial results, business prospects and financial condition.

Funding Requirements

SWP may require additional funding and there is no guarantee that such funding will continue to be available to on terms acceptable to SWP or at all. The availability of any additional funding will depend on a number of factors, including SWP's future financial performance.

Market Risk

A significant portion of SWP's sales are derived from its grain handling and marketing segment. Earnings for this segment fluctuate based on the volume of grain handled and the margins earned on the purchase and sale of non-Canadian Wheat Board grains. In the case of Canadian Wheat Board grains, SWP earns Canadian Wheat Board storage and handling tariffs; these are established independently of the market price for grain.

Approximately 60% of the grain shipped by SWP is Canadian Wheat Board grain — wheat and barley sold by, or on behalf of, the Canadian Wheat Board into the export and domestic markets. For these grains, our risks are reduced in part through the terms of formal legal arrangements between SWP and the Canadian Wheat Board. These arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by SWP. Adverse impacts can be experienced by SWP whereby handling of Canadian Wheat Board grain results in a loss of grade or, in the case of the Canadian Wheat Board's tendering program, SWP fails to meet the requirements under the tendering contract. SWP employs grain grading, handling procedures and quality testing across our pipeline to help mitigate these risks.

For non-Canadian Wheat Board grains and oilseeds purchased by SWP, SWP faces the risk of movement in price between the time the grain is purchased and when it is sold. Financial risk management activities commonly referred to as 'hedging,' where such opportunities exist, can reduce this risk. Hedging is the placing in the futures market of a position opposite to one held in the cash market in order to reduce the risk of financial loss from an adverse price change. SWP manages non-Canadian Wheat Board grain market risk primarily through hedging and maintaining positions on all commodity purchases and sales within approved position limits.

SWP employs a comprehensive commodity risk management policy, in which position limits are used to restrict our exposure to changes in commodity prices. Position limits set out the amount of market exposure SWP is willing to tolerate by commodity. The policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. SWP's audit committee sets various authorization limits.

Foreign Exchange Risk

Significant portions of Can-Oat Milling's oat products and SWP's non-Canadian Wheat Board grains are sold into the export market and are priced in American dollars. Can-Oat Milling and SWP hedge substantially all foreign currency transactions using options, futures currency contracts or forward exchange contracts, and through the use of natural hedges created by offsetting transactions. To the extent that we have not fully hedged this foreign exchange risk, an appreciation of the Canadian dollar against the American dollar or other relevant currencies could have a material adverse effect on SWP's financial results.

Credit Risk

SWP is exposed to credit risk in connection with credit provided to its customers, including credit provided on agri-products purchases through a third party. Credit defaults by SWP's customers could have a material adverse effect on SWP's financial results and financial condition. SWP shares responsibility for defaulted accounts and loan losses with Farm Credit Canada, its partner in the FarmSmart™ agri-products credit program. The allowance for doubtful accounts under this program averaged less than 2% of sales per program year in its first three years of operation.

SWP manages credit risk through adherence to its established credit and collection policies. These policies outline the terms and conditions for granting credit to customers and continuing credit sales and provide the framework for collections of past due accounts. Any exceptions to the credit and collection policies require the written approval of SWP's executive management. These policies cover SWP's agri-products and commercial grain credit facilities, as well as the credit facilities for Can-Oat Milling.

SWP pursues a payment and country risk reduction strategy for offshore customers by using export financing arrangements, strategic business alliances and country risk reporting. Export financing payment arrangements include cash prior to unloading, cash against documents and obtaining confirmed letters of credit. Activity is continually monitored to ensure SWP's exposure is within acceptable limits.

Environmental, Health and Safety Risks

In conducting its business, SWP must comply with various federal, provincial and municipal environmental laws and regulations. Although SWP is in substantial compliance in all material respects, circumstances may arise in the future that cause this not to be true. New or amended environmental laws and regulations may require future expenditures by SWP to install environmental control equipment, modify operations or proceed with remediation of certain sites. Failure to comply could potentially subject SWP to fines and/or penalties. There can be no assurance that SWP will not experience difficulties in its efforts to comply with such laws and regulations in future years, or that the costs associated with SWP's continued compliance efforts will not have a material adverse effect on SWP's financial results, business prospects and financial condition.

While a financial provision has been made for the expected remaining decommissioning and reclamation costs in connection with the Calgary and Medicine Hat facilities of Western Co-operative Fertilizers Ltd., a joint venture of SWP, the actual cost may exceed such estimates.

As well, SWP has potential environmental, health and safety risks because of the transportation, storage and handling of certain hazardous substances such as certain crop protection products and fertilizers. Through its Environment, Health and Safety Policy, SWP has established processes in place to identify and manage these risks should they arise. An example of this is the Incident Management Program that includes an emergency communication system as well as a fully trained and equipped emergency response team to mitigate environmental impacts should something occur. As preventative measures, site assessments are conducted upon acquisition and divestiture of facilities, periodic audits are completed and all crop protection chemical warehouses comply with Agri-Chemical Warehouse Standards Association protocol, which requires recertification on a biannual basis.

The presence or release of hazardous substances could lead to claims by third parties as a result of the release of such substances and potentially could have a material adverse effect on SWP's financial results, business prospects and financial condition.

Property and Liability Risk

SWP, directly or through an affiliate, Canadian Pool Agencies Ltd., conducts annual risk management reviews of each of its operating divisions and wholly owned subsidiaries to ensure that appropriate insurance coverage and loss prevention measures are in place to limit the property and liability risks faced by SWP. As part of the review, all major facilities are inspected and loss prevention programs are discussed with managers of each facility. SWP retains Canadian Pool Agencies Ltd. as its agent and broker in placing insurance coverage for its facilities.

SWP's policy is to manage its risks so that its financial position is protected. It has insurance policies that cover a variety of property and liability insurance needs. However, the potential still exists for an uninsured or partially insured loss or a default by one of SWP's insurers.

Food and Agricultural Products

Food and agricultural products handled and processed by SWP and its affiliates may include genetically modified crops. The commercial success of products developed using biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption. If domestic or foreign government regulations or public attitudes resulted in the restriction of the import of, or reduction in the demand for, genetically modified crops, SWP's grain handling volumes could be adversely affected.

SWP sells certain non-Canadian Wheat Board grains and oilseeds internationally. Challenges SWP may face in international markets include changes in foreign currency exchange rates, changes in a specific country's or region's political or economic conditions, trade protection measures, import or export licensing requirements, and unexpected changes in regulatory requirements. SWP also faces the risk of movement in price from between the time the grain is purchased and when it is sold. Financial risk management activities commonly referred to as 'hedging', where such opportunities exist, can reduce this risk. Hedging is the placing in the futures market a position opposite to one held in the cash market, in order to reduce the risk of financial loss from an adverse price change. SWP manages non-Canadian Wheat Board grain market risk primarily through hedging and maintaining positions on all commodity purchases and sales within approved position limits.

SWP employs a comprehensive commodity risk management policy, in which position limits are used to restrict SWP's exposure to changes in commodity prices and foreign currency exchange rates. Position limits set out the amount of market exposure SWP is willing to tolerate by commodity. This policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. Various authorization limits are set by SWP's audit committee.

Computerized Business Systems

SWP places significant reliance on information technology. Its computer systems include custom-developed and purchased business applications, both for information and processing, as well as embedded systems, which support ongoing administrative and commercial operations. In addition, SWP relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies, including railway companies, the Canadian Wheat Board and the Canadian Grain Commission, are also important to SWP's operations. The failure of any such systems for a significant time period could have a material adverse effect on SWP's financial results, business prospects and financial conditions.

SWP has centralized the majority of these systems in its data centre and mitigates the risk of interruption by contracting business resumption services to a third-party service provider. Increased emphasis on operational performance has improved the reliability of SWP's custom-developed applications.

Risks Related to the Agricultural Industry

Adverse Weather Conditions

As an agri-business company, SWP's most significant risk is the weather. The effects of weather conditions on crop quality and production volumes present significant operating and financial risk to SWP's grain handling and marketing segment. Volumes are a key driver of earnings for SWP's grain operations. Fixed costs in SWP's primary elevator system represent approximately 75% to 80% of total costs and, as a result, reduced volume and inventory turns negatively impact the margin/earnings per tonne achievable.

Crop quality is also an important factor because the majority of the higher quality grains and oilseeds move into export position; accordingly, SWP generates margins at each stage of its pipeline through to its port terminals.

Grains destined for domestic markets on average generate lower margins, particularly feed grains, which require little processing and handling. Therefore, the mix of grains and oilseeds that SWP manages in any given year is an important factor in its ability to generate strong margins and earnings. SWP offers a number of programs to its primary customers, including drying and blending opportunities in an attempt to mitigate some of the quality risk.

The level and mix of agri-products sales are also dependent on weather. Weather is a determining factor in crop selection by producers at seeding time, the variety of seeds sown, and the amount of proprietary seed sold. Crop selection decisions also impact the amount of fertilizer and crop protection products sold since certain crops require significantly more inputs than others. During the growing season, weather determines how much product is applied to the land. SWP's agri-products group works closely with its grain group to anticipate producers' intentions for seeding in order to manage agri-products inventories appropriately.

SWP has attempted over the years to mitigate exposure to weather by expanding its grain handling and agri-products facilities into Alberta and Manitoba, thereby reducing the impact of localized growing conditions. SWP secured grain volume insurance for the 2007 fiscal year. The coverage provides a maximum payment of $30 million with partial payments available should Prairie production decline by approximately 20%. The program is weighted regionally to reflect SWP's market share in each province. The package also includes a small three-year component.

Competition

SWP encounters substantial competition in each of its industry segments. It competes directly, or indirectly through subsidiaries or affiliates, in:

- western Canada's grain handling and agri-products sectors;
- North America's oats processing market; and
- the global malt export market.

While SWP is a leading player among the companies based in Canada that participate in the grain handling and marketing, agri-products and agri-food processing businesses, it competes in export markets against numerous agri-businesses with global reach.

The grain handling industry in western Canada is dominated by several major companies: SWP, Agricore, Cargill Limited, Pioneer Grain Company Limited and Louis-Dreyfus. A number of SWP's competitors in the grain handling and marketing business are large, international corporations with substantial financial resources and grain marketing capabilities. In addition, local farmer-owned inland grain terminals also operate in specific areas in western Canada. Many competitors have added and/or expanded capacity in western Canada. These changes, in addition to SWP's own elevator consolidation program, have resulted in aggressive competition for market share in the prairie grain handling and agri-products sectors.

For the year ended July 31, 2006, SWP maintained its position as a dominant player in western Canada's grain handling business. Growing conditions in Saskatchewan where SWP has the majority of its facilities, as compared to Manitoba and Alberta, resulted in a market share of 23% across the western provinces, on par with the 2005 level.

Markets for SWP's oat and malt products are highly price competitive and may be sensitive to product substitution. A number of large, international companies compete in these markets.

Commodity Prices

Prices of agricultural commodities are influenced by a variety of regional and global factors that are beyond the control of SWP. These include various economic and weather related conditions; governmental regulation and initiatives, including domestic and foreign farm programs and policies, trade subsidies, sanctions and barriers; outbreaks of crop diseases or insect infestations, and many other factors. Although the majority of SWP's grain handling revenue is volume-driven rather than price-driven, grain and oilseed prices are a chief determinant of farm income levels and also influence producers' decisions regarding total seeded acreage, and the types of crops grown. Such factors can affect SWP's sales mix, handling volumes and the level of agri-products sales.

SWP also has exposure to commodity prices where there is a decline in the price on non-Canadian Wheat Board grains between the time of purchase and the time of sale by SWP. While SWP takes active steps to hedge this exposure, there are limitations, such as the size of forward contracts, and also the lack of a regulated futures market for certain specialty crops handled by SWP.

Prices of raw and processed agri-food commodities affect gross margins of SWP and its affiliated agri-food processing businesses.

Political and Economic Uncertainty

The world grain market is subject to numerous risks and uncertainties, such as global political and economic conditions, which can affect Canada's ability to compete in the world grain market and importing countries' abilities to purchase grain and other agri-food products. Both of these factors affect Canada's export levels of Board and non-Canadian Wheat Board grains and oilseeds, which, in turn, affect SWP's handling volumes.

International agricultural trade is affected by high levels of domestic production and global export subsidies, especially by the United States and the European Union (''**EU**''). Such subsidies interfere with normal market demand and supply forces and generally put downward pressure on commodity prices. It is estimated that EU and U.S. domestic and export subsidies take away $1.3 billion each year from Canadian grains and oilseed sales. Tariffs and subsidies restricting access to foreign markets prevent the expansion of the Canadian agri-food processing industry and cost Canadian jobs, especially jobs in rural Canada. While not the most significant sector overall for World Trade Organization (''**WTO**'') members, the agricultural sector is likely the most politicized. The political influence of the farm sector in both the EU and U.S. is very significant, and agricultural negotiations are driven as much by political needs as they are by economics. Developing nations typically have small manufacturing bases and their agricultural sectors are critical to their economies. These concerns must also be accommodated in any agreement in the agricultural sector.

After several attempts, the WTO reached agreement in July 2004 in Geneva on a framework for final negotiations (DOHA Round Framework Agreement). This was designed to result in:

- elimination of agricultural export subsidies;
- reduction in domestic agricultural support that encourages overproduction and leads to depressed prices;
- reduction of import duties that limit access to agricultural exports;

- the elimination of all trade-distorting practices of State Trading Enterprises ("**STE's**"); and
- the use of non-commercial export credits to export grain.

While the WTO process has made progress towards the completion of the round, there is no question that the process is under a severe time constraint because of the expiration of the U.S. Trade Promotion Authority (all the details of the deal, including specific tariff line adjustments from all countries, and specific changes to domestic support programs must be presented as a package to Congress before the end of July 2007).

A major round of Ministerial discussions were held in Hong Kong in December of 2005. While a concrete agreement was not reached, there were areas of progress:

- A final date for the elimination of export subsidies has been established — 2013. This is positive to the extent that there was agreement but disappointing that it is so far into the future. The inability to arrive at any conclusion on market access and domestic support resulted in this date being pushed back.
- The declaration does move forward the concept from the July 2004 framework that the greater subsidizers will have greater cuts and confirms the three-band approach that has come out of the Geneva based negotiations. The EU will be in the highest band, the U.S. and Japan in the second band and the other WTO members in the third band. The next politically difficult step is to define the size of the cuts in each of these three bands.
- On market access there was confirmation of the four-band approach. Like the discussion on domestic support, this is intended to ensure that the highest tariffs receive the greatest cuts.

There is still significant work to be carried out given the level of the cuts in each of the bands and the thresholds for each band must be defined. The negotiations to begin resolving these issues and actually start working on a draft text commenced in late spring 2006 in Geneva. Negotiations became deadlocked due to the inflexibility of the EU and U.S. in moving off of their positions and now according to some trade experts are 'doomed to failure'. Of special interest for the Canadian industry is the targeting of the STE's, which may mean operational changes to the Canadian Wheat Board to conform with the eventual agreement. To date, Canada has argued that the existence of the Canadian Wheat Board and single desk marketing is not trade distorting in and of itself. Canada has also committed to eliminate Canadian Wheat Board policies and programs that have the effect of providing credit financing or payment guarantees.

Trade action by the U.S. government has disturbed normal trade flows of Canadian wheat. A total of 14.16% in tariffs were imposed on Canadian non-durum wheat imports in mid-2003 by the International Trade Commission. Responding to a challenge by the Canadian Wheat Board and The North American Miller's Association, the NAFTA Dispute Panel remanded the determination back to the International Trade Commission in August of 2005 and requested that the agency correct nine specific faults identified in the 2003 ruling. On October 5, 2005, the International Trade Commission reversed its 2003 decision and declared that non-durum wheat imports from Canada do not cause material injury to U.S. wheat growers. The effect of the removal of the tariff should materialize in the 2006-07 crop year. Upwards of one million tonnes of spring wheat (traditional volumes) could be exported to the U.S. in ensuing years.

Regulation of The Grain Industry and Rail Transportation

Canada's grain industry and rail transportation are highly regulated. Under the *Canadian Wheat Board Act,* the Canadian Wheat Board is established as the central selling agency for the export of wheat and barley and for the sale of domestic wheat and barley for human consumption. Since Canadian Wheat Board grains account for a majority of the grain handled by SWP, the size and scheduling of the Canadian Wheat Board's export program can significantly affect the quantity and timing of SWP's grain handling volumes.

Although Canada's grain handling and rail transportation system continues to be highly regulated, changes have occurred over the past several years and further changes are being contemplated. The federal government of Canada is currently examining changes to the Canadian Wheat Board that potentially could remove its monopoly sales position on wheat, durum and barley. On October 31, 2006 Agriculture Minister Chuck Strahl announced that he would be holding a producer plebiscite on the Canadian Wheat Board's marketing of barley. Depending on the results of the plebiscite marketing changes to barley could be introduced as early as August 1, 2007.

Risks Related to the Ownership of SWP Shares

Securities are Subject to Market Price Volatility

Factors such as fluctuations in SWP's operating results, the aftermath of any public announcements made by SWP, and general market conditions, can have an adverse effect on the market price of SWP's securities.

Dividends

SWP has not declared or paid any cash or other dividends on the SWP Shares to date and is prohibited under the terms of its credit facility from paying dividends without the consent of its principal lenders. In addition, SWP's current intention is to retain earnings to fund the development and growth of its business and, therefore, does not anticipate any cash or other dividends being paid in the near to medium term. Any future determination to pay dividends will be in the discretion of SWP's board of directors after taking into account various factors that its board of directors considers relevant including the obtaining of necessary consents from SWP's lenders and SWP's financial condition, operating results, current and anticipated cash needs, plans for expansion and debt restrictions. There is no guarantee that the combined company will pay dividends.

You may receive securities with a market value lower than you expected.

SWP is offering to exchange AU Common Shares and Convertible Debentures for SWP Shares pursuant to the Common Share Offer and Debenture Offer, as the case may be. Based on the last trading prices of the SWP Shares, the AU Common Shares and the Convertible Debentures prior to the announcement of SWP's intention to make the Offers on November 7, 2006, the Common Share Offer and the Debenture Offer represent a premium of approximately 13% and 5% respectively. If the market price of the SWP Shares declines, the value of the consideration received by Securityholders will decline as well. For example, during the twelve month period ending on November 23, 2006 (the most recent practicable date prior to the date of the Offers), the closing price of the SWP Shares on the TSX varied from a low of $5.52 to a high of $8.87 and ended that period at $7.30. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of SWP, market assessments of the likelihood the Offers will be consummated, regulatory considerations, general market and economic conditions and other factors over which SWP has no control.

Risks Related to Agricore Acquisition

The market and listing for Securities may be affected.

The purchase of any Securities by SWP pursuant to the Offers will reduce the number of Securities that might otherwise trade publicly, as well as the number of Securityholders and, depending on the number of Securityholders depositing and the number of Securities purchased under the Offers, the consummation of the Offers would likely adversely affect the liquidity and market value of the remaining Securities held by the public. After the purchase of the Securities under the Offers, it may be possible for Agricore to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province in which it has an insignificant number of Securityholders.

The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Securities from the TSX. Among such criteria are the number of Securityholders, the number of Securities publicly held and the aggregate market value of the Securities publicly held. Depending on the number of Securities purchased pursuant to the Offers, it is possible that the Securities would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Securities could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Securities. SWP intends to cause Agricore to apply to delist the Securities from the TSX as soon as practicable after the completion of the Offers or any Subsequent Acquisition Transaction.

SWP has been unable to independently verify the reliability of the Agricore information in the Offers and accompanying Circular.

Despite requests from SWP to commence discussions regarding an acquisition of Agricore, Agricore has refused to commence discussions or to give SWP access to its detailed accounting records or other non-public information. As a result, all historical information regarding Agricore contained herein, including all Agricore financial information and all pro forma financial information reflecting the pro forma effects of a combination of Agricore and SWP derived in part from Agricore's financial information, has been derived by necessity from Agricore's public reports and securities filings. Any inaccuracy or material omission in Agricore's publicly available information, including the information about or relating to Agricore contained in the Offers and accompanying Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Change of control provisions in Agricore's agreements triggered upon the acquisition of Agricore may lead to adverse consequences.

Agricore may be a party to agreements that contain change of control provisions that may be triggered following the completion of the Offers. The operation of these change of control provisions, if triggered, could result in unanticipated expenses following the consummation of the Offers or adversely affect Agricore's results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect Agricore's operations and the financial condition of the combined company. As mentioned above, Agricore has to date refused SWP's requests for negotiations, and there can be no assurance as to the existence or absence of such agreements or provisions, or the magnitude of payments or expenses or other adverse consequences, if any, which could result.

The Offers are conditional upon, among other things, the receipt of consents and approvals from governmental or regulatory authorities that could delay completion of the Offers or impose conditions that could result in an adverse effect on the business or financial condition of SWP.

The Offers are conditional upon, among other things, SWP having obtained any government or regulatory approvals and consents necessary or deemed desirable by SWP including, without limitation, those under the Competition Act. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of SWP.

There may be difficulty in integrating SWP and Agricore businesses.

The Offers are being made with the expectation that their successful completion and a subsequent combination with Agricore will result in increased earnings and cost savings for the combined company. This expectation is based on presumed synergies from consolidation and enhanced growth opportunities of the combined company. These anticipated benefits will depend in part on whether SWP's and Agricore's operations can be integrated in an efficient and effective manner, and whether the expected bases or sources of synergies in fact do produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined company, or that the integration of the two companies' operations, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs.

After the offer to purchase is completed, Agricore would become a majority-owned subsidiary of SWP and SWP's interests could differ from those of Agricore Securityholders who do not deposit Securities.

After the consummation of the Offers, SWP would have the power to elect directors, appoint new management, approve certain actions requiring the approval of Securityholders, including adopting certain amendments to Agricore's organizational and governing documents and approving mergers or sales of Agricore's assets. In particular, after the consummation of the Offers, SWP intends to cause Agricore to be continued under the CBCA and to pursue a Subsequent Acquisition Transaction. As such, the interests with respect to Agricore may differ from, or be adverse to, those of any remaining minority Securityholders who do not deposit Securities.

Agricore has identified the following risks, among others, to its business. We expect that such risks would also apply to the combined company:

Financial Leverage

Agricore's current financial leverage poses risks to Agricore and to the future combined company, including the risk that the company may not generate sufficient cash to service the debt and to adequately fund the company's operations and sustaining capital expenditure program. If the company's cash flow is not sufficient to service its debt and adequately fund its business, it may seek additional financing, dispose of assets or seek to refinance some or all of its debt. There is no assurance that any of these alternatives could be affected on satisfactory terms or at all. In addition, the combined company's financial leverage could impair its ability to obtain additional financing in the future, which may reduce its flexibility to respond to new business opportunities or changing business and economic conditions and may make it vulnerable in the event of a downturn in its business.

Diseases and Other Livestock Industry Risks

Agricore's investment in the livestock industry is subject to the risks of disease, feed grain commodity price fluctuations, foreign currency fluctuations, competition from present and future industry participants, public concerns over the environmental impact of large-scale hog production, public concerns over bovine spongiform encephalopathy (otherwise referred to as BSE or mad cow disease) and avian flu and any new environmental or food inspection agency regulations that may result from such concerns. Swine diseases can have a debilitating effect upon a herd's productivity and make it more difficult to sell the offspring. If western Canada's livestock industry was affected by an outbreak of reportable disease, exports of meat and livestock could be halted and sales of Agricore's livestock feed products could be materially adversely affected, which could have a material adverse effect on the combined company's results of operations, business, prospects and financial condition.

Acceptance of Genetically Modified Products

Agricultural and food products handled and processed by Agricore include genetically modified crops. The commercial success of these products will depend in part on domestic and foreign government and public acceptance of the cultivation, distribution and consumption of genetically modified products. If domestic or foreign government regulation or public attitudes were to substantially reduce the demand for genetically modified products, the combined company's grain handling volumes could be adversely affected, which could have a material adverse effect on its results of operations, business, prospects and financial condition.

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP, on the date of issue, the SWP Shares will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the SWP Shares is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary, Canada.

ANNEX B
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of Saskatchewan Wheat Pool Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Saskatchewan Wheat Pool Inc. (the "**Company**") as at July 31, 2006 and the unaudited pro forma consolidated statement of earnings for the year ended July 31, 2006 and have performed the following procedures.

1. Compared the figures in the columns captioned "SWP" to the audited consolidated financial statements of the Company as at July 31, 2006 and for the year then ended, and found them to be in agreement.
2. Compared the figures in the columns captioned "AU" and "9 Months AU" to the unaudited consolidated financial statements of Agricore United as at July 31, 2006 and for the nine-months then ended and found them to be in agreement.
3. Compared the figures in the column captioned "3 Months AU" to the unaudited consolidated financial statements of Agricore United as at October 31, 2005 and for the three and twelve months then ended and found them to be in agreement.
4. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:
   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the various Securities Commissions and similar regulatory authorities in Canada.
5. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6. Recalculated the aggregate of the amounts in the columns captioned "3 months AU", "9 months AU" and "AU" for the year ended July 31, 2006 and found the amounts in the column captioned "AU" to be arithmetically correct.
7. Recalculated the application of the pro forma reclassification adjustments to the aggregate of the amounts in the columns captioned "AU" as at July 31, 2006 and for the year then ended and found the amounts in the column captioned "AU" to be arithmetically correct.
8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "SWP" and "AU" as at July 31, 2006 and for the year then ended and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) Deloitte & Touche LLP
Chartered Accountants
Regina, Saskatchewan
November 24, 2006

SASKATCHEWAN WHEAT POOL INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

As at July 31, 2006
(unaudited, Canadian $ in thousands)

	SWP	AU	Reclassify	AU	Adjustments	Note ref.	Pro Forma Consolidated
ASSETS							
Current Assets							
Cash and cash equivalents	$ 5,071	$ 56,178		$ 56,178	$ —		$ 61,249
Cash in trust	508	—		—			508
Short-term investments	104,892	—		—	(27,382)	2(d)	65,777
					(13,700)	2(a)	
					(2,000)	2(f)	
					3,967	2(a)	
Accounts Receivable	123,176	179,012		179,012			302,188
Inventories	142,925	318,369		318,369			461,294
Prepaid expenses and deposits	13,074	13,007		13,007			26,081
Future Income taxes	772	18,547		18,547			19,319
	390,418	585,113	—	585,113	(39,115)		936,416
Investments	4,904	—		—			4,904
Property, Plant and Equipment	255,552	639,080		639,080			894,632
Other Long-Term Assets	20,605	70,547		70,547	(11,500)	2(b)(ii)	72,183
					(7,469)	2(b)(iii)	
Goodwill		21,189		21,189	(21,189)	2(b)(i)	22,597
					22,597	2(b)	
Intangible Assets		16,515		16,515			16,515
Future Income Taxes	102,551	4,884		4,884	22,011	2(c)	169,285
					39,839	2(g)	
	$774,030	**$1,337,328**	**$ —**	**$1,337,328**	**$ 5,174**		**$2,116,532**
LIABILITIES & SHAREHOLDERS' EQUITY							
Current Liabilities							
Bank indebtedness	$ 13,238	$ 164,312	$(21,776)	$ 142,536	$ —		$ 155,774
Members' demand loans	18,965	—	21,776	21,776			40,741
Accounts payable and accrued liabilities	129,940	219,580		219,580	66,600	2(c)	415,903
					(1,579)	2(a)	
					1,362	2(e)	
Dividends payable	—	1,362		1,362	(1,362)	2(e)	—
Long-term debt due within one year	8,890	43,299		43,299			52,189
Future income taxes	—	9		9			9
	171,033	428,562	—	428,562	65,021		664,616
Long-Term Debt	101,917	249,983		249,983			351,900
Convertible Debentures	—	105,000		105,000	(105,000)	2(a)	—
Other Long-Term Liabilities	37,616	35,024		35,024			72,640
Future Income Taxes	2,034	5,135		5,135			7,169
	312,600	823,704	—	823,704	(39,979)		1,096,325
Shareholders' Equity							
Share capital	502,760	460,679		460,679	428,213	2(a)	1,063,537
					132,564	2(a)	
					3,967	2(a)	
					(22,088)	2(d)	
					(442,558)	2(e)	
Contributed surplus	308	1,891		1,891	(1,891)	2(e)	308
Currency translation account	—	(427)		(427)	427	2(e)	—
Retained earnings (deficit)	(41,638)	51,481		51,481	(51,481)	2(e)	(43,638)
					(2,000)	2(f)	
	461,430	513,624	—	513,624	45,153		1,020,207
	$774,030	**$1,337,328**	**$ —**	**$1,337,328**	**$ 5,174**		**$2,116,532**

SASKATCHEWAN WHEAT POOL INC.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended July 31, 2006
(unaudited, Canadian $ in thousands)

	SWP	3 Months AU	9 Months AU	AU	Reclassify	AU	Adjustments	Note ref.	Pro Forma Consolidated
Sales and Other Operating Revenues	$1,580,237	$565,894	$2,291,667	$2,857,561	$4,023	$2,861,584	$(233,119)	2(h)	$4,208,702
Cost of Sales and Expenses									
Cost of sales, operating and selling and administrative expenses	1,497,770	561,690	2,166,853	2,728,543		2,728,543	(233,119) (298)	2(h) 2(j)	3,992,896
Amortization	27,727	15,033	42,724	57,757		57,757			85,484
Provision for pension settlement	15,000	—	—	—		—			15,000
	1,540,497	576,723	2,209,577	2,786,300	—	2,786,300	(233,417)		4,093,380
Earnings before the undernoted	39,740	(10,829)	82,090	71,261	4,023	75,284	298		115,322
Gain on disposal of assets	—	1,052	733	1,785	(1,785)	—			—
Financing Expenses:									
Interest and securitization expenses	21,054	11,830	39,830	51,660	2,238	53,898	(9,450)	2(i)	65,502
Expenses associated with the redemption of the Senior Subordinated Notes	11,209	—	—	—		—			11,209
Earnings Before Corporate Taxes	7,477	(21,607)	42,993	21,386	—	21,386	9,748		38,611
Corporate tax expense	14,321	(8,612)	15,594	6,982		6,982	3,123 98	2(i) 2(j)	24,524
Earnings From Continuing Operations	(6,844)	(12,995)	27,399	14,404	—	14,404	6,527		14,087
Net Recoveries From Discontinued Operations	7,375	—	—	—		—			7,375
Net Earnings (Loss)	$ 531	$(12,995)	$ 27,399	$ 14,404	$ —	$ 14,404	$ 6,527		$ 21,462
Basic and Diluted Earnings (Loss) Per Share From Continuing Operations	$ (0.08)								$ 0.09
Net Earnings	$ 0.01								$ 0.13
Number of shares outstanding	90,251						81,154	2(a)	171,405
Weighted average shares outstanding	84,343						81,154	2(a)	165,497

SASKATCHEWAN WHEAT POOL INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Canadian $ unless otherwise stated)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements (the "**Statements**") give effect to the proposed acquisition (the "**Acquisition**") by Saskatchewan Wheat Pool Inc. ("**SWP**") of all of the outstanding limited voting common shares (the "**AU Common Shares**") and all of the outstanding Series A convertible preferred shares and all of the outstanding 9% convertible unsecured subordinated debentures due November 30, 2007 of United Grain Growers Limited, carrying on business as Agricore United ("**AU**"), as if it had occurred as at July 31, 2006 for the purposes of the pro forma consolidated balance sheet and as at August 1, 2005 for the purposes of the pro forma consolidated statement of earnings. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet as at July 31, 2006 and the unaudited pro forma consolidated statement of earnings for the year ended July 31, 2006 have been prepared using the following information:

a) Audited consolidated financial statements of SWP as at and for the year ended July 31, 2006;

b) Unaudited interim consolidated financial statements of AU as at and for the nine months ended July 31, 2006;

c) Audited consolidated financial statements of AU as at and for the year ended October 31, 2005;

d) Unaudited interim consolidated financial statements of AU as at and for the three months ended October 31, 2005;

e) Such other supplementary information as was considered necessary to reflect the Acquisition in the Statements.

The information relating to AU included in the Statements was taken from publicly available documents. Management did not have access to the detailed records of AU in preparing the Statements. As a result, the pro forma adjustments and Statements may differ from the financial statements that would have been compiled and presented if management had access to all pertinent information.

For the purposes of the Statements, the purchase method of accounting has been used for the Acquisition described above. Accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The Statements do not include the anticipated financial benefits from such items as cost savings arising from the Acquisition nor do the Statements include the portion of the restructuring and integration costs to be incurred by SWP. Certain elements of the AU consolidated balance sheet, including AU member demand loans which are included in bank indebtedness, have been reclassified to conform to the presentation used by SWP, with the exception of AU's investments which are included with other long-term assets as the necessary information was not available. Certain elements of the AU consolidated statement of earnings have been reclassified to conform to the presentation used by SWP including the gain on disposal of assets and the Canadian Wheat Board carrying charge recovery which have been reclassified to Sales and Other Operating Revenues.

The Statements are not intended to reflect the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future. As well, the Statements do not include the August 14, 2006 AU acquisition of the assets of Hi-Pro Feeds, a feed manufacturing business headquartered in Friona, Texas, for US$38.5 million plus working capital, or the September 6, 2006 amendments to AU's debt structure. The Statements should be read in conjunction with the description of the Acquisition, the consolidated financial statements of SWP incorporated by reference in this Circular dated November 24, 2006 and the consolidated financial statements of AU, which may be found at www.sedar.com.

2. ACQUISITION OF AGRICORE UNITED

a) SWP has offered to acquire all of the outstanding AU Common Shares, all of the outstanding Series A convertible preferred shares and all of the outstanding 9% convertible unsecured subordinated debentures due November 30, 2007 on the basis of 1.35 common shares of SWP ("**SWP Shares**") per limited voting common share, Cdn. $24.00 in cash per Series A convertible preferred share, plus any accrued and unpaid dividends to the date the Series A convertible preferred shares are taken up under the Preferred Share Offer and 18 common shares of SWP per $100.00 principal amount of the 9% convertible unsecured subordinated debentures plus 0.18 common shares of SWP per $1.00 of accrued and unpaid interest to the date the 9% convertible unsecured subordinated debentures are taken up under the Debenture Offer.

   Based on the assumptions described below, $27.4 million of cash will be paid to acquire the outstanding preferred shares of AU including accrued and unpaid dividends and 81.2 million SWP Shares will be issued at an ascribed price of $6.91 per share, representing an aggregate value of $588.2 million, plus estimated transaction costs incurred by SWP of $13.7 million. The Statements assume the following:

   (i) AU has $105 million of 9% convertible unsecured subordinated debentures plus accrued and unpaid interest of $1.6 million which will be exchanged into 19.2 million SWP Shares as part of the Acquisition;

   (ii) the total number of outstanding AU Common Shares is 45.9 million, including 0.5 million of "in-the-money" stock options which would be exercised for proceeds of $4 million, as at July 31, 2006. All of these AU Common shares will be acquired by SWP under the terms of the Acquisition; and

   (iii) for purposes of calculating the purchase consideration used in the Statements, the price of SWP Shares to be issued is assumed to be $6.91, which represents the closing price of SWP Shares on the Toronto Stock Exchange on the last trading day prior to the announcement of the proposed Acquisition on November 7, 2006. The actual ascribed price of the SWP Shares to be issued will be based on the actual measurement date of the Acquisition.

b) For the purposes of the Statements, the Acquisition is accounted for using the purchase method of accounting.

	(Canadian $ in millions)
Total purchase consideration	
Purchase price	
Cash for AU preferred shares	$ 27.4
SWP Shares	560.8
	588.2
Estimated transaction costs — Note 2(c)	13.7
	601.9
Net balance sheet assets acquired	
Carrying value of AU's net balance sheet assets prior to the Acquisition	513.6
Carrying value of AU's convertible debentures plus accrued interest	106.6
Proceeds on conversion of "in-the-money" stock options	4.0
Estimated fair value adjustments	(40.1)
Estimated fair value of net balance sheet assets acquired	584.1
Previously unrecognized SWP future tax assets	39.8
Less restructuring/integration costs, net of income taxes — Note 2(c)	(44.6)
	579.3
Goodwill	$ 22.6

The purchase price is allocated to balance sheet assets (including identifiable intangible assets arising from the purchase) and liabilities acquired based on their estimated fair value. Certain fair value adjustments to the AU balance sheet in connection with the Acquisition are described in Note 2(b)(i) to (iii). The excess of the total purchase consideration over the estimated fair value of the net assets acquired, together with the capitalized costs, is allocated to goodwill.

The estimated fair market value of AU's assets and liabilities was based on publicly available information. The actual adjustments will depend on a number of factors, including differences in accounting policies and practices, the measurement date of the Acquisition and changes in the market value of net balance sheet assets and operating results of AU between July 31, 2006 and the acquisition date. SWP expects to make such adjustments at the closing of the Acquisition. Such adjustments will affect the value of assets, liabilities or goodwill and any such adjustments may be material.

(i) Fair valuation of assets includes the elimination of AU's existing goodwill of $21.2 million.

(ii) As part of the fair value adjustments, AU's other assets having a carrying value of $13.1 million have been reduced by $11.5 million. This reduction represents the deficit amount of two defined benefit pension plans.

(iii) As part of the fair value adjustments, AU's other assets having a carrying value of $14.1 million have been reduced by $7.5 million. This reduction represents deferred system and varietal development costs as well as deferred risk and insurance costs.

c) As a result of the Acquisition, AU will incur estimated costs of $44.6 million after income taxes of $22.0 million. These costs will be included as part of the total acquisition costs. The estimated transaction costs of $13.7 million incurred by SWP are included in the purchase consideration — see Notes 2(a) and 2(b).

Estimated transition costs to be incurred by SWP are $15.4 million after income taxes of $7.6 million. These costs will be recorded as an expense in the consolidated statement of earnings of SWP or capitalized and amortized following the completion of the Acquisition. The impact of this charge, as well as any pre-payment penalties or financing costs which may occur upon refinancing of AU debt, are excluded from the pro forma consolidated statement of earnings.

d) AU's 1.1 million preferred shares will be purchased at the callable value of $24 per share for a total cash consideration of $27.4 million including any accrued and unpaid dividends.

e) AU's Common Shares, shareholders' retained earnings, contributed surplus and currency translation account have been eliminated to reflect the effect of the Acquisition. Dividends payable to former AU shareholders have been reclassified to accounts payable.

f) As a result of the Acquisition, SWP will incur estimated costs of $2.0 million related to the costs of registering and issuing shares. These costs will be recorded as a charge to retained earnings in accordance with SWP's accounting policy.

g) As a result of the Acquisition, it is more likely than not that SWP will be able to realize $39.8 million of its own pre-existing future tax assets that had previously been subject to a valuation allowance.

The pro forma consolidated statement of earnings for the year ended July 31, 2006 incorporates the following adjustments:

h) Represents the elimination of inter-company revenue related to an investment in Western Co-operative Fertilizer Limited ("WCFL"), such that the remaining revenue on SWP's consolidated statement of earnings from WCFL would be the non-member business.

i) Represents the elimination of interest on AU's convertible debentures and the related income tax expense if the Acquisition had occurred as at August 1, 2005.

j) Represents the elimination of stock-based compensation expense and the related income tax expense if the Acquisition had occurred as at August 1, 2005.

3. EARNINGS PER SHARE

Pro forma basic earnings per common share for the year ended July 31, 2006 have been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below:

a) The weighted average number of SWP Shares outstanding is 84.3 million for the year ended July 31, 2006.

b) The pro forma weighted average number of SWP Shares outstanding after giving effect to the Acquisition is 165.5 million for the year ended July 31, 2006. The weighted average number of SWP Shares outstanding reflect the issuance of the 81.2 million SWP Shares as described in Note 2(a).

ANNEX C
CORRESPONDENCE BETWEEN
SASKATCHEWAN WHEAT POOL INC. AND AGRICORE UNITED

Office of the President
and Chief Executive Officer

Bus. (306) 569-4806

Saskatchewan Wheat Pool Inc.

2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 FAX (306) 569-4717

STRICTLY PRIVATE AND CONFIDENTIAL

DELIVERED VIA EMAIL

October 25, 2006

Agricore United
Can West Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba R3C 3A7

Attention: Wayne Drul, ***Chairman*****, and**
Brian Hayward, ***Chief Executive Officer***

Dear Sirs/Mesdames:

Re: Transaction Proposal

This letter outlines a proposal for Saskatchewan Wheat Pool Inc. (''**Saskatchewan Wheat Pool**'' or ''**the Company**'') and Agricore United (''**Agricore**'') to combine their respective businesses in a transaction that we believe creates significant value for all of our shareholders.

Operating in many of the same business segments and geographic markets, in addition to our joint interest in Westco, Agricore and Saskatchewan Wheat Pool are very familiar with each other's business. With this knowledge and having reviewed publicly available information, we have examined this opportunity very seriously and are pleased to propose a transaction that would combine our businesses in a manner that would produce substantial benefits for our respective stakeholders and create a leading, dynamic, western-Canadian based agricultural business.

Strategic Rationale

The strategic rationale for a combination of Saskatchewan Wheat Pool and Agricore is extremely compelling and would produce the pre-eminent Canadian agri-business. Based on our preliminary analysis using publicly available information, the proposed business combination would produce combined revenues of $4.6 billion and estimated synergies of approximately $60 million, representing 28% of pro forma EBITDA for 2006, that would drive both financial and shareholder returns. With facilities well located across the prairie provinces, greater geographic diversification would also significantly reduce the risk profile to all stakeholders while providing a shock absorber to weather induced volatility that both companies currently experience as standalone businesses.

With an expected market capitalization in excess of $1.2 billion, a combined company would also provide greater shareholder liquidity thereby improving access to capital for future growth initiatives. A combined entity would also provide improved producer benefits through improved services and counterparty reliability and expanded product offerings.

We believe that a ''best people, best practices'' approach is essential to achieve a successful combination of our businesses and is critical to ensuring optimal synergy realization. The transaction will be most successful if the best aspects of our respective organizations are retained. Starting with our respective boards of directors and senior management teams, we believe that the successful combination of our two companies will require a reassessment of our board structures and make-up, a board directed process to assess senior management needs for the combined business and an employee integration plan that ensures the best employees from both companies are retained in the combined business. As part of this review we will be suggesting the adoption by the combined business of our successful Western Farm Leadership Co-operative which provides strong representation of farmer interests at the board of directors level.

In addition, we believe that it will be important for the combined business to maintain significant business offices in each of the provinces that host a substantial portion of its activities. Specifically, we envision a substantial business office presence in both Winnipeg and Regina with an additional business office in Alberta.

We look forward to working with you to identify and build on our strengths. The successful combination of Saskatchewan Wheat Pool and Agricore would result in substantial benefits that will flow to all of our stakeholders and create a strong and secure western Canadian-based agricultural business for many years to come.

Proposal

Under our proposal, holders of Agricore's Limited Voting Common Shares would receive, based on trading prices at the close of business today, a premium of approximately 10% of the value of those shares. At these prices, Saskatchewan Wheat Pool would acquire Agricore on the basis of each outstanding Limited Voting Common Share of Agricore being exchanged for 1.35 common shares of Saskatchewan Wheat Pool, each outstanding $1,000 principal of Convertible Unsecured Subordinated Debentures of Agricore being exchanged for 180 common shares of Saskatchewan Wheat Pool and each outstanding Series A Convertible Preferred Shares being acquired for $24.00 in cash plus accrued and unpaid dividends.

Usually, business combinations such as the proposal contained in this letter, are implemented on the basis of exchange ratios that do not reflect a premium for either party. In this situation we believe that the suggested premium is appropriate to reflect a fair sharing of the combined business by our respective shareholders. On this basis, Agricore shareholders will not only receive a premium, but they will also receive their fair share of the benefits flowing from synergies realized by combining the businesses.

A further benefit from the transaction would be the significant delevering of Agricore's balance sheet. Agricore's total debt / EBITDA would decrease from current levels of about 4.6x to approximately 2.4x including pro forma realization of expected synergies. Similarly, interest coverage would increase from approximately 1.1x to 3.0x.

Implementation

We are proposing that the combination of Saskatchewan Wheat Pool and Agricore be effected by Agricore obtaining shareholder approval to continue under the Canada Business Corporations Act and immediately thereafter amalgamate with Saskatchewan Wheat Pool (or a wholly-owned subsidiary).

Next Steps

In light of the high level of knowledge that Saskatchewan Wheat Pool and Agricore have of each other's business, and the availability of public disclosure, we believe that entering into a confidentiality agreement and undertaking confirmatory due diligence can be deferred until we have advanced our analysis and discussions regarding the structure and implementation of the proposal. As a first step, we suggest a planning session be held in Winnipeg or Regina in fairly short order where representatives of our respective Boards of Directors, management groups and external advisors would review our proposal in detail. If that discussion is productive, we would work with you to develop a detailed timeline and workplan that would provide for appropriate diligence, documentation and the development of an integration plan.

Contacts

Please direct any questions you may have regarding our proposal to either:

Mayo Schmidt
President & CEO
Saskatchewan Wheat Pool Inc.
Office: (306) 569-4806
Email: mayo.schmidt@swp.com

Philip Evershed
Principal & Founder
Genuity Capital Markets
Office: (416) 687-5333
Email: philip.evershed@genuitycm.com

This proposal is intended as a statement of our intention to proceed in good faith as outlined above, is not a binding offer and does not create any binding obligations. Any transaction will be subject to the execution of definitive documentation to be negotiated in good faith by the parties. The terms of this proposal will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

We look forward to working with you in effecting a mutually beneficial transaction and will await your response.

Yours very truly,

SASKATCHEWAN WHEAT POOL INC.

By: [signature]
Mayo Schmidt
President and Chief Executive Officer

Agricore United™

Strictly Private & Confidential

Delivered by Courier

November 1, 2006

Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9

Attention: Terry Baker, Chair of the Board
Mayo Schmidt, CEO

Dear Sirs,

This will acknowledge receipt of Mr. Schmidt's letter of October 26, 2006.

We are reviewing the contents of the letter and will be reporting to our Board at its next meeting. We will contact you thereafter.

Further communication should be directed to Brian Hayward, CEO, or Chris Martin, Vice President.

Yours truly,

Wayne Drul
Chair of the Board

201 Portage Avenue, PO Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Phone: (204) 944-5411 • Fax: (204) 944-5454 • www.agricoreunited.com

Office of the President
and Chief Executive Officer

POOL

Saskatchewan Wheat Pool Inc.

2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 FAX (306) 569-4717

Bus. (306) 569-4806

November 3, 2006

Agricore United
201 Portage Avenue
Winnipeg MB R3C 3A7

Attention: Wayne Drul, *Chair of the Board*
Brian Hayward, *CEO*

Dear Sirs:

This will acknowledge receipt of Mr. Drul's letter dated November 1, 2006, received at the Pool office on November 3, 2006.

Please confirm the date of your next Board meeting as referred to in your letter.

Regards,

Mayo Schmidt
President & Chief Executive Officer

cc Terry Baker
Chairman of the Board

Agricore United™

Strictly Private & Confidential

Delivered by Courier

November 6, 2006

Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9

Attention: Mayo Schmidt, CEO

Dear Sir,

Further to your letter of November 3, 2006, the AU Board meets next on December 14, 2006.

Yours truly,

Chris Martin
Vice President, Corporate Affairs &
General Counsel

Chris Martin – Vice President, Corporate Affairs & General Counsel
CanWest Global Place, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba,Canada R3C 3A7
Bus: (204) 944-2213 • Fax: (204) 944-2299 • Email: cmartin@agricoreunited.com • www.agricoreunited.com

Office of the President
and Chief Executive Officer

Bus. (306) 569-4806

Saskatchewan Wheat Pool Inc.

2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 FAX (306) 569-4717

November 7, 2006

Agricore United
Can West Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba R3C 3A7

Attention: Wayne Drul, ***Chairman,*** **and**
Brian Hayward, ***Chief Executive Officer***

Dear Sirs/Mesdames:

Re: Offer for Agricore United

Thank you for your letter of November 1, 2006, which responded to our letter dated October 24, 2006 regarding our proposal to combine the businesses of Agricore United (''Agricore'') and Saskatchewan Wheat Pool Inc. (''Saskatchewan Wheat Pool''). We received your response on November 3, 2006 in which you indicated that you were reviewing our letter and would contact us at some point after your next board meeting which you subsequently advised will occur in mid December. We were hoping that a proposed transaction of this significance would receive more immediate attention.

We believe that this important project needs to be advanced on a more immediate timeline than contemplated by your response. Accordingly, we have reported the situation to our board of directors and received its direction and authorization to instigate the process set out below. This letter is to advise you that after the closing of the TSX today, we will publicly announce our intention to make an offer for Agricore's outstanding limited voting common shares, series A convertible preferred shares and convertible unsecured subordinated debentures (the ''Offer'').

Notwithstanding our initiative to proceed with the Offer, we remain of the view that it would be preferable to develop the proposed transaction in a supported and timely manner and would welcome your participation on that basis.

We have set out below our proposal to combine the businesses of Saskatchewan Wheat Pool and Agricore. You will recognize this proposal as it is the same in all material respects as the proposal that was set out in our letter to you dated October 24, 2006.

Strategic Rationale

The strategic rationale for a combination of Saskatchewan Wheat Pool and Agricore is extremely compelling and would produce the pre-eminent Canadian agri-business. Based on our preliminary analysis using publicly available information, the proposed business combination would produce adjusted combined revenues of approximately $4.3 billion and estimated synergies of approximately $60 million, representing 28% of pro forma EBITDA for 2006, that would drive both financial and shareholder returns. The combined business would have facilities well located across the prairie provinces and greater geographic diversification. In addition, the combined business would capture greater efficiencies from the existing system and provide the ability to significantly reduce the risk profile to all stakeholders while providing a shock absorber to weather induced volatility that both companies currently experience as stand-alone businesses.

With an expected market capitalization in excess of $1.2 billion, a combined company would also provide greater shareholder liquidity thereby improving access to capital for future growth initiatives. A combined entity would also provide improved producer benefits through improved services and counterparty reliability and expanded product offerings.

We believe that a ''best people, best practices'' approach is essential to achieve a successful combination of our businesses and is critical to ensuring optimal synergy realization. The transaction will be most successful if the best aspects of our respective organizations are retained. Starting with our respective boards of directors and senior management teams, we believe that the successful combination of our two companies will require a reassessment of our board structures and make-up, a process to assess senior management needs for the combined business and an employee integration plan that ensures the best employees from both companies are retained in the combined business. As part of this review we will be suggesting the adoption by the combined business of our successful Western Farm Leadership Co-operative which provides strong representation of farmer interests at the board of directors level.

In addition, we believe that it will be important for the combined business to maintain significant business offices in each of the provinces that host a substantial portion of its activities. Specifically, we envision a substantial business office presence in both Winnipeg and Regina with an additional business office in Alberta.

We look forward to working with Agricore to identify and build on our strengths. The successful combination of Saskatchewan Wheat Pool and Agricore would result in substantial benefits that will flow to all of our stakeholders and create a strong and secure western Canadian-based agricultural business for many years to come.

Proposal

Under our proposal, holders of Agricore's Limited Voting Common Shares would receive, based on trading prices at the close of business on November 7, 2006, a premium of approximately 13% of the value of those shares. At these prices, Saskatchewan Wheat Pool would acquire Agricore on the basis of each outstanding Limited Voting Common Share of Agricore being exchanged for 1.35 common shares of Saskatchewan Wheat Pool, each outstanding $1,000 principal of Convertible Unsecured Subordinated Debentures of Agricore (excluding convertible debentures held by U.S. residents) being exchanged for 180 common shares of Saskatchewan Wheat Pool and each outstanding Series A Convertible Preferred Share being acquired for $24.00 in cash plus accrued and unpaid dividends.

Usually, business combinations such as the proposal contained in this letter, are implemented on the basis of exchange ratios that do not reflect a premium for either party. In this situation we believe that the suggested premium is appropriate to reflect a fair sharing of the combined business by our respective shareholders. On this basis, Agricore shareholders will not only receive a premium, but they will also receive their fair share of the benefits flowing from synergies realized by combining the businesses.

A further benefit from the transaction would be the significant delevering of Agricore's balance sheet. Agricore's total debt / EBITDA would decrease from current levels of about 4.4x to approximately 2.4x including pro forma realization of expected synergies. Similarly, interest coverage would benefit increasing to approximately 3.4x.

Implementation

We are proposing that the combination of Saskatchewan Wheat Pool and Agricore be effected by Agricore obtaining shareholder approval to continue under the Canada Business Corporations Act (''CBCA'') and as soon as possible thereafter amalgamate with Saskatchewan Wheat Pool (or a wholly-owned subsidiary). Saskatchewan Wheat Pool made this transition in 2005 and since that time has been recognized for its leading governance standards. This form of market responsive governance, complemented by our successful Western Farm Leadership Cooperative, will be applied to the combined business of Saskatchewan Wheat Pool and Agricore.

Details of the terms and conditions of the Offer will be set out in the offering circular and related material that will be prepared and mailed as soon as reasonably possible following delivery to us of your lists of securityholders. Our formal request for those lists is attached.

As indicated above, and in our press release of today's date, we remain open to advancing the proposed transaction in a supported and timely manner if you wish to proceed in that fashion.

Yours very truly,

SASKATCHEWAN WHEAT POOL INC.

By: [signature]
Mayo Schmidt
President and Chief Executive Officer

THE DEPOSITARY FOR THE OFFERS IS:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

COMPUTERSHARE INVESTOR SERVICES INC.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier

Toronto:

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Calgary:

COMPUTERSHARE INVESTOR SERVICES INC.
600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

Toll Free: 1-888-344-2793 (North America)
E-mail: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFERS IS:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario M5X 1E2

Toll Free: 1-866-301-3454 (North America)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

THE DEALER MANAGER FOR THE OFFERS IS:

GENUITY CAPITAL MARKETS

P.O. Box 1007
Suite 4900
40 King Street West
Toronto, Ontario M5H 3Y2
Phone: (416) 687-5404
Fax: (416) 687-5338

Any questions and requests for assistance may be directed by Securityholders of Agricore to the Depositary, the Dealer Manager or the Information Agent at the telephone numbers and locations set out above.

USE THIS FORM TO TENDER YOUR COMMON SHARES IF YOU HAVE YOUR SHARE CERTIFICATE

The Depositary, Computershare Investor Services Inc. (see second last page for addresses and telephone numbers), or the Information Agent, Kingsdale Shareholder Services Inc. (see the last page for address and telephone numbers), or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

TO DEPOSIT LIMITED VOTING COMMON SHARES OF

UNITED GRAIN GROWERS LIMITED, carrying on business as AGRICORE UNITED

Pursuant to the Offer
dated November 24, 2006

by

SASKATCHEWAN WHEAT POOL INC.

AND REQUISITION FOR SHAREHOLDERS' MEETINGS

THE COMMON SHARE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JANUARY 24, 2007, UNLESS THE COMMON SHARE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Transmittal and Requisition for Shareholders' Meetings (together, the "Letter of Transmittal"), properly completed and duly executed, together with all other required documents, must accompany certificates for limited voting common shares (the "Shares") of United Grain Growers Limited, carrying on business as Agricore United ("Agricore") deposited pursuant to the offer (the "Common Share Offer") and the accompanying Circular dated November 24, 2006 made by Saskatchewan Wheat Pool Inc. (the "Offeror") to holders of Shares.

The terms and conditions of the Common Share Offer are incorporated by reference into this Letter of Transmittal.

Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Common Share Offer and accompanying Circular have the respective meanings set out in the Common Share Offer and Circular.

Please read carefully the instructions and rules set forth below before completing this Letter of Transmittal.

TO: SASKATCHEWAN WHEAT POOL INC.
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary (the "Depositary")
AND (in the case of only paragraph 15 below) TO: UNITED GRAIN GROWERS LIMITED, carrying on business as AGRICORE LIMITED ("AGRICORE")
AND (in the case of only paragraph 15 below) TO: THE BOARD OF DIRECTORS OF AGRICORE

Dear Sirs/Mesdames:

1. The undersigned delivers to you the Shares described below (the "Deposited Shares") and, subject only to the provisions of the Common Share Offer regarding withdrawal, irrevocably accepts the Common Share Offer for

98

such Deposited Shares upon the terms and conditions in the Common Share Offer and hereby assigns all right, title and interest therein to the Offeror. The following are the details of the Deposited Shares:

Description of Deposited Shares
Box 1 — Agricore Shares Deposited
(if insufficient space, attach a list in the form below)

Name in which Registered	Share Certificate Number (if applicable)	Number of Shares Represented by Certificate	Number of Shares Tendered
TOTAL			

Terms and Conditions of Tender:

2. The undersigned acknowledges receipt of the Common Share Offer and the accompanying Circular and represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Shares and Other Securities (as defined below) being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Shares and Other Securities (or interests therein) to any other person; (b) the undersigned depositing the Deposited Shares (and any Other Securities), or on whose behalf such Deposited Shares (and any Other Securities) are being deposited, has good title to and is the beneficial owner of the Deposited Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (c) the deposit of such Deposited Shares (and any Other Securities) complies with applicable securities laws; and (d) when such Deposited Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and any Other Securities) free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons and together with all rights and benefits arising therefrom (subject to the payment of dividends as described below) in accordance with the following:

3. **IN CONSIDERATION OF THE COMMON SHARE OFFER AND FOR VALUE RECEIVED**, subject only to the provisions of the Common Share Offer regarding withdrawal, the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, interest, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "Other Securities") which may be declared, paid, issued, accrued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after November 7, 2006 (being the date of the announcement of the Common Share Offer), other than a quarterly dividend in respect of the Shares not exceeding $0.03 per Share in respect of any fiscal quarter (each an "Ordinary Course Dividend") as well as the right to receive any and all Other Securities. If, notwithstanding such assignment, any Other Securities are received by or made payable to or to the order of the undersigned, then: (a) in the case of any cash dividend, distribution or payment (other than an Ordinary Course Dividend), the amount of the dividend, distribution or payment shall be received and held by the undersigned for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such dividend, distribution or payment does not exceed the value of the Common Share Consideration (as determined by the Offeror), the Common Share Consideration will be reduced by that number of common shares of the Offeror (the "SWP Shares") having a value equal to the amount of any such dividend, distribution or payment; (b) in the case of any non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the undersigned for the account of the Offeror and shall be required to be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror,

accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividend, distribution or payment in an amount that exceeds the value of the Common Share Consideration (as determined by the Offeror), the whole of such cash dividend, distribution or payment shall be received and held by the undersigned for the account of the Offeror and shall be required to be promptly remitted and transferred by the undersigned to the Depository for the account of the Offeror, accompanied by appropriate documentation of transfer.

4. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the Common Share Consideration otherwise issuable by the Offeror to the undersigned pursuant to the Common Share Offer or deduct from the Common Share Consideration to be delivered by the Offeror such number of SWP Shares with a value equal to the amount or value of the dividend, distribution, payment, right or other interest, as applicable, as determined by the Offeror in its sole discretion.

5. Holders of Shares whose share certificates are not immediately available or who cannot deliver their share certificates and all other required documents to the Depositary at or prior to the Expiry Time may deliver their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

6. The undersigned irrevocably constitutes and appoints each officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares taken up and paid for under the Common Share Offer and any Other Securities which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such Deposited Shares or any of them on or after November 7, 2006.

7. The power of attorney granted irrevocably hereby shall be effective on and after the date that the Offeror takes up and pays for such Deposited Shares with full power of substitution and resubstitution (such power of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of the undersigned: (a) register or record the transfer or cancellation of any such Deposited Shares and Other Securities on the appropriate registers maintained by or on behalf of Agricore; (b) vote, execute and deliver any instruments of proxy, authorization, resolution or consent, all in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares and Other Securities, revoke any such instrument, authorization, resolution or consent, or designate in any such instrument, authorization, resolution or consent, any person or persons as the proxyholder or proxy nominee or nominees of the undersigned in respect of such Deposited Shares or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of relevant Securities of Agricore; (c) execute and negotiate any cheques or other instruments representing any Other Securities payable to or to the order of, or endorsed in favour of, the undersigned; (d) exercise any rights of the undersigned with respect to such Deposited Shares and Other Securities; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey such Deposited Shares and Other Securities to the Offeror.

8. The undersigned agrees, effective on and after the date the Offeror takes up and pays for any Deposited Shares, not to vote any of such Deposited Shares taken up and paid for under the Common Share Offer, or any Other Securities which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such Deposited Shares, at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of Securityholders or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to any of such Deposited Shares or Other Securities, or otherwise act with respect thereto. The undersigned agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any such Deposited Shares and Other Securities.

9. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the undersigned in respect of such Deposited Shares or Other Securities.

10. The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers, resolutions and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares and Other Securities to the Offeror.

11. The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Other Securities. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be given with respect to the Deposited Shares or any Other Securities by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Common Share Offer.

12. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Common Share Offer, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable.

13. The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the certificate representing SWP Shares and any cheque, if applicable, payable in Canadian funds, by first class mail, postage prepaid, or to hold such share certificate and cheque for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, any deposited documents, including, if applicable, certificate(s) representing Deposited Shares, shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

14. The undersigned agrees that all questions as to validity, form, illegibility, timely receipt and acceptance of any Shares deposited pursuant to the Common Share Offer and of any notice of withdrawal will be determined by the Offeror in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice.

☐ **By executing this Letter of Transmittal the undersigned authorizes and directs Saskatchewan Wheat Pool Inc. and Computershare Investor Services Inc., as Depositary, to deliver this Letter of Transmittal to Agricore and to the board of directors of Agricore, for the purpose of requisitioning a shareholders meeting or meetings as described in paragraph 15 below, unless the undersigned checks this box, in which case paragraph 15 is not operative.**

15. Under the authority of Agricore's governing laws, the undersigned hereby requisitions the directors of Agricore to call a meeting or meetings of Common Shareholders for the purposes of placing before such Common Shareholders resolutions to:

(a) authorize the directors of Agricore to apply for the continuance of Agricore as a corporation under the *Canada Business Corporations Act* (the "CBCA"), having the same authorized share capital as at the date of continuance, and having a board of directors composed of 15 directors (each of whom can be removed and elected by the Common Shareholders, and not by Agricore's members);

(b) upon the continuation of Agricore under the CBCA, remove all of Agricore's then current directors from office; and

(c) upon the continuance of Agricore under the CBCA, elect the following individuals as directors of Agricore: Ryan Anderson, Terry Baker, Thomas Birks, Vic Bruce, Thomas Chambers, Wayne Cheeseman, Raymond Dean, Doug Weinbender, Dallas Howe, Rick Jensen, Douglas Kitchen, Francis Malecha, Harold Milavsky,

Herb Pinder, Jr. and Mayo Schmidt, all of whom are directors and/or officers of the Offeror (subject to any requirements pursuant to existing contractual arrangements)

and the undersigned gives the undersigned's approval, direction and consent to the Offeror and the Depositary to deliver this requisition(s) and all necessary documents on the undersigned's behalf to Agricore and its directors, and to take such steps as are necessary to cause such shareholders meeting(s) to be conducted. This requisition is effective immediately upon delivery of this Letter of Transmittal, and may be delivered at any time to Agricore and its directors, whether prior to or after the time when the Offeror takes up and pays for the Deposited Shares, even though the undersigned may have certain rights to withdraw the Deposited Shares, as described in Section 8 of the Offer, "Withdrawal of Deposited Securities".

16. The undersigned acknowledges that the Common Share Offer is not being made to, nor will deposits be accepted from or on behalf of, Common Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Each Common Shareholder who is resident in the United States, or who appears to the Offeror or the Depositary to be resident in the United States, may only receive cash for their AU Common Shares unless the Offeror is satisfied that the SWP Shares may be delivered in a manner that is exempt from registration under applicable securities laws (federal and state) and in a manner that requires no regulatory filings by the Offeror. All SWP Shares that are issuable but that may not be delivered to Common Shareholders by reason of the foregoing will be issued and delivered to the Depositary for sale by the Depositary on behalf of such Common Shareholders in the manner described below.

17. All SWP Shares which the selling agent is required to sell will be pooled and sold as soon as practicable in transactions effected on the TSX. Thereafter, the Depositary will forward to each person whose SWP Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all SWP Shares so sold by the selling agent (net of all applicable commissions in respect of such sales and any applicable withholding taxes). In effecting the sale of any SWP Shares, the selling agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Depositary nor the selling agent will be liable for any loss arising out of any sale of such SWP Shares relating to the manner or timing of such sales, the prices at which SWP Shares are sold or otherwise. The sale price of SWP Shares sold on behalf of such persons will fluctuate with the market price of the SWP Shares and no assurance can be given that any particular price will be received upon any such sale. Common Shareholders who are resident in the United States and who desire certainty with respect to the price to be received for their AU Common Shares, may wish to consult their advisors regarding a sale of their AU Common Shares in the open market, through the TSX or otherwise, rather than tendering them pursuant to the Common Share Offer.

18. By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Common Share Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation de la version anglaise de la présente lettre d'envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l'offre, telle qu'elle est acceptée au moyen de cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

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BLOCK A
(See Instructions 3 and 4)

ISSUE SHARE CERTIFICATE AND CHEQUE IN NAME OF (please print or type):

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Tax Identification, Social Insurance or Social Security No.)

BLOCK B
(See Instructions 3 and 4)

SEND SHARE CERTIFICATE AND CHEQUE (UNLESS BLOCK C IS CHECKED) TO (please print or type):

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

BLOCK C

☐ HOLD SHARE CERTIFICATE AND CHEQUE FOR PICK UP

BLOCK D

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name of Registered Holder: _______________________________

Date of Execution of Notice: _______________________________

Name of Institution which Guaranteed Delivery: _______________________________

BLOCK E

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder

☐ The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Block "A" that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8, please contact the Depositary.

BLOCK F

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(See Instruction 7) (please print or type)

(Firm)

(Telephone Number) (Fax Number)

(Registered Representative)

(Address)

(Registered Representative Identification Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

Signature guaranteed by
(if required under Instruction 4):

Dated: ____________________

Authorized Signature

Signature of Shareholder or Authorized Representative — see Instruction 5

Name of Guarantor (please print or type)

Name of Shareholder (please print or type)

Address (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Telephone (Work)

Telephone (Home)

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY		
SUBSTITUTE FORM W-9 **Department of the Treasury Internal Revenue Service** **Request for Taxpayer Identification Number and Certification**	**Part 1** - Please provide your name in the box at right. Taxpayer Identification Number ("TIN") - ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.	____________________ Name ____________________ Social Security Number(s) (If awaiting TIN, write "Applied For") OR ____________________ Employer Identification Number(s) (If awaiting TIN, write "Applied For")
	Part 2 - For payees exempt from backup withholding, please write "exempt" here (see Instructions):	
	Part 3 — Certification — Under penalties of perjury, I certify that: (A) The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me) and (B) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (C) I am a U.S. person (including a U.S. resident alien). **Certificate Instructions**. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding. Signature of U.S. person ____________ Date ____________, 20___	

Note: Failure to furnish your correct TIN may result in a $50 penalty imposed by the Internal Revenue Service and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Arrangement. For additional details, please review the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" that follow the instructions accompanying this Letter of Transmittal.

You must complete the following certificate if you wrote "Applied For" in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature ______________________________ Date ____________________, 20___

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile thereof) together with any accompanying certificate(s) representing the Deposited Shares, if applicable, properly completed and signed, must be received by the Depositary at its offices specified on the back page hereof at or prior to the Expiry Time, being 5:00 p.m. (Toronto time) on January 24, 2007, unless the Common Share Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is employed.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Deposited Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary at its offices specified on the back page hereof. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at its offices specified on the back page hereof, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Common Shareholders whose Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2. Procedure for Guaranteed Delivery

If a Common Shareholder wishes to deposit Shares pursuant to the Common Share Offer and the Common Shareholder is not able to deliver the required Letter of Transmittal together with the certificate(s) representing such Shares, if applicable, and all other required documents to the Depositary at or prior to the Expiry Time, such Shares may nevertheless be deposited provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and signed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually executed facsimile thereof, in each case properly completed and duly executed, together with a guarantee by the Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at the applicable address specified in the accompanying Notice of Guaranteed Delivery; and

(c) the certificate(s) representing the Deposited Shares in proper form for transfer together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed with any required signature guarantees covering the Deposited Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. Certain Canadian credit unions may also be members.

3. Signatures

(a) This Letter of Transmittal must be filled in, dated and signed by the holder of Shares accepting the Common Share Offer or by such holder's duly authorized representative (in accordance with Instruction 5).

(b) If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered, or, if applicable, as written on the face of such certificate(s) representing the Deposited Shares, in either case, without any change whatsoever, and any such certificate(s) need not be endorsed. If any Deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares:

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Shares, or if the share certificate and the cheque, if any, are to be issued to a person other than such registered owner(s) (see Block A) or sent to an address other than the address of the registered owner(s) (see Block B) as shown on the register of holders of Shares maintained by or on behalf of Agricore, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary. Some credit unions with Medallion Guarantees may be acceptable. Common Shareholders should contact their credit union directly to determine if they participate in the Medallion Program.

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, in their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of Shares evidenced by a certificate submitted are to be deposited, fill in the number of Shares to be deposited in the appropriate space in Box 1 of this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Common Share Offer by completing Block F on this Letter of Transmittal and attach a list of beneficial holders, if applicable.

8. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and numbers of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted and no fractional Shares will be purchased. All depositing Common Shareholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

(d) The Common Share Offer and any agreement resulting from the acceptance of the Common Share Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e) Additional copies of the Common Share Offer, Circular, this Letter of Transmittal and Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed on the back page hereof.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Common Share Offer and Circular.

(g) All questions as to the validity, form, eligibility, timely receipt and acceptance of any Shares deposited pursuant to the Common Share Offer will be determined by the Offeror in its sole judgment. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to permit the Common Share Offer to be accepted in a manner other than as set forth herein and to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received or in the deposit or acceptance of any Shares. None of the Offeror, the Depositary or any other person shall be required to give notice of any defects or irregularities in any deposit or acceptance and no liability shall be incurred by any of them for failure to give such notice. The Offeror's interpretation of the terms and conditions of the Common Share Offer, Circular, Notice of Guaranteed Delivery and this Letter of Transmittal shall be final and binding.

(h) Deposits of Shares will not be accepted from or on behalf of Common Shareholders in any jurisdiction outside of Canada in which the acceptance of the Common Share Offer would not be in compliance with the laws of that jurisdiction.

9. Assistance

The Depositary and the Information Agent (see back two pages for addresses and telephone numbers) will be able to assist you with any questions you may have about the Common Share Offer, Circular, Notice of Guaranteed Delivery and this Letter of Transmittal.

10. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to the transfer agent for the Shares so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Shares may contact you. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Common Share Offer prior to the Expiry Time.

11. Commissions and Stock Transfer Taxes

No brokerage fees or commissions will be payable if the Common Share Offer is accepted by depositing Shares directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Deposited Shares to the Offeror by the registered owner pursuant to the Common Share Offer. If, however, the certificates(s) for Deposited Shares not deposited or purchased are to be registered in the name of any person other than the registered holder, or if certificate(s) for Deposited Shares are registered in the name of any person other than the person signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be payable by the seller that may result in a deduction from the Common Share Consideration unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

12. U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Shareholder who receives shares or cash in exchange for Shares provide the Depositary with his or her correct Taxpayer Identification Number ("TIN") or Employer Identification Number ("EIN"), which, in the case of a holder of Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.

To prevent backup withholding, each U.S. Shareholder must provide his or her correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" (the "W-9 Guidelines") that follow these instructions.

If Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMMON SHARE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i) A corporation.

(ii) A financial institution.

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv) A real estate investment trust.

(v) A common trust fund operated by a bank under Section 584(a).

(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii) A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix) A foreign central bank of issue.

(x) A trust exempt from tax under Section 664 or described in Section 4947.

Payments of dividends and patronage dividends generally exempt from backup withholding include:

(i) Payments to non-resident aliens subject to withholding under Section 1441.

(ii) Payments to partnerships not engaged in a trade or business in the United States and that have at least one non-resident alien partner.

(iii) Payments of patronage dividends not paid in money.

(iv) Payments made by certain foreign organizations.

(v) Section 404(k) payments made by an ESOP

Payments of interest generally exempt from backup withholding include:

(i) Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer.

(ii) Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

(iii) Payments described in Section 6049(b)(5) to non-resident aliens.

(iv) Payments on tax-free covenant bonds under Section 1451.

(v) Payments made by certain foreign organizations.

(vi) Mortgage interest paid to you.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER. WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE – Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

PENALTIES.

(1) **Failure to Furnish Taxpayer Identification Number** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding** — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information** — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS.

THE DEPOSITARY FOR THE COMMON SHARE OFFER IS:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

COMPUTERSHARE INVESTOR SERVICES INC.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

Toll Free: 1-888-344-2793
E-mail: corporateactions@computershare.com

By Registered Mail, by Hand or by Courier

Toronto:

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Calgary:

COMPUTERSHARE INVESTOR SERVICES INC.
600, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Attention: Corporate Actions

THE INFORMATION AGENT FOR THE COMMON SHARE OFFER IS:

KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
Suite 2950, Box 361
130 King Street West
Toronto, Ontario
M5X 1E2

Toll Free: 1-866-301-3454
(North America)

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by Common Shareholders of Agricore to the Depositary or the Information Agent at the telephone numbers and locations set out above.

115

EXHIBIT 3

POOL

Saskatchewan Wheat Pool Inc.

2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9

November 24, 2006

Dear Securityholder of Agricore United:

We are pleased to enclose Saskatchewan Wheat Pool's offer to acquire all of the outstanding limited voting common shares, convertible debentures and Series A convertible preferred shares of Agricore United (''Agricore''). The full details of the terms and conditions of the offer are contained in the accompanying offer and circular dated November 24, 2006 (the ''Circular''). We urge you to review these documents carefully. We also urge you to act on the opportunity to help us create a Canadian success story in the international agricultural business sector and, at the same time, share in the potential for significant benefits that the combination of Saskatchewan Wheat Pool and Agricore will permit.

The enclosed Circular sets out a number of compelling reasons for you to support our proposal by tendering your Agricore shares and debentures to our offer. The main benefits of our proposal can be summarized as follows:

Sharing of Synergies

Based on the assumptions we have described in the Circular, we estimate that the combination of Agricore and Saskatchewan Wheat Pool can achieve significant efficiencies which would result in estimated synergies of $60 million per year, and that this level of savings can be achieved within 18 months following a completion of the proposed combination. The benefit of these synergies will accrue to future shareholders of the combined entity on a pro rata basis.

Premium to Agricore Securityholders

Usually business combinations such as the proposed transaction are implemented on the basis of share exchange ratios that do not reflect a premium for either party. In the proposed transaction between Saskatchewan Wheat Pool and Agricore a sizeable premium, based on market trading prices immediately before the announcement of Saskatchewan Wheat Pool's intention to make the offer, has been included to the benefit of Agricore securityholders.

Superior Product Offering and Expanded Distribution Systems

The combined business of Agricore and Saskatchewan Wheat Pool will result in a leading Canadian agri-business with superior collection and logistics capabilities. We believe that by combining both companies' transportation capabilities, we will be able to lower the cost of getting grains and oilseeds to market and create new efficiencies for the benefit of all stakeholders.

Reduced Business Risk Profile

The combination of Saskatchewan Wheat Pool and Agricore will transfer two generally distinct provincially focused businesses into a single enterprise with a strong business profile in each of the Western grain producing provinces in Canada. This expanded geographic coverage will insulate business risks associated with supply and grain production concentration in any single region and weather related problems that may affect segments of the industry in any given year.

Improved Financial Stability and Flexibility

Based on the assumptions set out in the Circular, Saskatchewan Wheat Pool anticipates that the proposed transaction will result in a significant reduction of Agricore's current debt and a significant increase in the rate of its interest coverage (including pro forma realization of expected synergies.)

Improved Performance

We believe that the combination of Agricore and Saskatchewan Wheat Pool will result in significant improvements in the overall performance of our respective businesses, which will bring increased value and growth prospects for all shareholders. Since the insertion of a new senior management team in 2000, Saskatchewan Wheat Pool has effectively addressed issues of substantial leverage, inefficiencies within core operations and the industry, financial challenges and governance. The results speak for themselves as we now have one of the strongest balance sheets in the industry and have enjoyed three straight years of profitability. We are confident that we can continue this success in a combined Agricore/Saskatchewan Wheat Pool enterprise.

As compelling as these reasons are, they are not the entire basis for our desire to complete this transaction. Like many of you, I have been involved in Western Canadian agriculture my whole career, both as a farmer and as a member (now Chairman) of the board of directors of Saskatchewan Wheat Pool. I have seen the Canadian agri-business in good times, such as now, and I have seen it struggle and in some cases fail when times are hard. We believe that both Saskatchewan Wheat Pool and Agricore are great companies that are doing well today, but face challenges to long-term success if they continue on their separate paths. Chronic over-capacity coupled with weather and commodity price risks, pose serious challenges that can be better addressed by a combined company.

Bringing Saskatchewan Wheat Pool and Agricore together in the manner we have proposed will also allow for the modernization of the Agricore governance structure so that the providers of equity capital that support the business will have an appropriate level of board representation. We believe, based on our experience at Saskatchewan Wheat Pool, that a modern governance structure is highly important when seeking access to additional equity capital for a healthy balance sheet. At the same time, we will continue to provide for substantial representation and involvement of producers on the board of a combined entity. This is the governance model that Saskatchewan Wheat Pool adopted in 2005 and we believe it has worked extremely well to the benefit of all our stakeholders.

There have been concerns expressed within the farming community about the possible effect of a combination of Saskatchewan Wheat Pool and Agricore. We strongly believe that these comments are misinformed and misleading. Our overriding objective in proposing this business combination is to create a Canadian-owned and Canadian-based company that can successfully compete with larger multi-national companies, both now and in the future. We believe this will allow us to create competitive advantages for our producer customers through the delivery of enhanced producer based solutions, product and program choices designed to increase producer returns, greater access to premium grain markets and more efficient and cost-effective transportation, logistics and marketing capabilities. Most importantly, as we pursue these objectives we will also work to make an expanded Western Farm Leadership Cooperative a strong and unified voice for the producer community, effectively representing farmers from Manitoba to British Columbia.

I hope you take the time to consider our proposal and read the attached Circular. If you have any questions, please contact Kingsdale Shareholder Services at **1-866-301-3454.** You may also wish to consult your own stockbroker or financial advisor.

Thank you for your time and consideration of our proposal. We hope you will find our proposal compelling and wish you all the best for 2007.

Yours very truly,

Terry Baker, Chairman
Saskatchewan Wheat Pool Inc.

EXHIBIT Y

117

Agricore deadline extended

The Leader-Post (Regina)
Wed 24 Jan 2007
Page: B4 / Front
Section: Business & Agriculture
Byline:
Dateline: WINNIPEG
Source: Canadian Press

WINNIPEG (CP) -- **Saskatchewan Wheat Pool** Inc. (TSX:SWP) is extending the deadline for its hostile takeover bid for Agricore United (TSX:AU) by six weeks to March 7 to allow time for U.S. and Canadian competition regulators to complete work.

"At the same time, it allows us to continue to discuss with Agricore shareholders the merits of this transaction and the value it will create for customers, shareholders and the Western Canadian agricultural industry," the Pool said in a statement Tuesday.

The Pool said its offer for the all of the outstanding limited voting common shares and series A convertible preferred shares of Agricore United would remain open until 5 p.m. ET on March 7.

However the Regina-based company said because Agricore redeemed all of its nine-per-cent convertible unsecured subordinated debentures in exchange for limited voting common shares, its offer for the convertible debentures would not be extended.

The extension on Tuesday came as Agricore said that antitrust regulators in the United States are extending their review of the hostile takeover bid.

Winnipeg-based Agricore said Tuesday that it has been advised the Pool has withdrawn its initial filing under the U.S. Hart-Scott-Rodino Act and re-filed documents Monday, meaning the initial waiting period for the bid has been extended to Feb. 22.

The delay by U.S. regulators follows news earlier this month that the Canadian Competition Bureau would not be in a position to provide its views regarding the Pool bid until after today's original expiry date.

"The Agricore United board of directors has indicated that this offer was subject to a number of risks and uncertainties," said Jon Grant, chairman of the special committee of independent directors of the Agricore United board.

"The Canadian Competition Bureau's continuing review and this most recent news from the U.S. antitrust authorities only reinforces those views."

The proposed merger would create a company with control over more than half the grainhandling capacity in Western Canada and a value of more than $1.2 billion if it is successful.

The Pool has offered 1.35 shares for each Agricore United common share, 18 shares for each outstanding $100 in convertible, unsecured subordinated debentures and $24 for each outstanding preferred share -- a deal worth roughly $700 million.

However Winnipeg-based Agricore has formally rejected the bid by smaller Regina-based grain handler in December as "financially inadequate."

Among its objections to the deal, Agricore's board said it believes the proposed exchange ratio undervalues Agricore's contribution to the merged companies and doesn't offer a high premium for change of control.

Agricore has also said the Pool's bid will also not meet a 75-per-cent minimum-tender condition, due to the rejection of the offer by Archer Daniels Midland Co. which controls 28 per cent of the company.

Agricore shares traded Tuesday at $11.54, up four cents or 0.35 per cent, at the Toronto Stock Exchange. **Saskatchewan Wheat Pool** shares traded at $8.30, down 13 cents or 1.54 per cent.

Edition: Final
Story Type: Business
Length: 486 words